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07023269

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Anglo Irish Bank

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

MAY 0 9 2007

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 03791

FISCAL YEAR 9-30-06

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 5/7/07

Business Lending

Treasury

Wealth Management

AR/S
9-30-06

ANGLO IRISH BANK

Annual Report & Accounts 2006



THERE IS A DIFFERENCE

2006 was another year of outstanding growth and investment. The Bank continues to leverage and strengthen its franchise in all target markets through the execution of its focused strategy. We are confident that by consistently delivering for our customers, the Group will create and sustain superior returns for shareholders into the future.

Front cover

Large photo left: 265 Franklin Street, Boston. Other photos from top right clockwise: City Point reception area, Leeds; Whitfield Clinic, Waterford; City Point, Leeds; The Mark Hotel, New York.

The success story continues

€850m

Record profit before tax up 38%

Return on equity

30%

Investing for future growth – people numbers up by 227 to 1,638



Exceptional growth in customer lending of **€15.6bn** up **45%**



Total assets

€73bn



Creating value – Cost to income ratio



Contents

Financial highlights

€m	2006	2005	
Profit before taxation	850	615	+38%
Earnings per share	93.7c	71.0c	+32%
Dividends per share[1]	16.24c	13.54c	+20%
Total assets	73,290	49,582	+48%
Customer lending[2]	50,227	34,595	+45%
Total funding	62,193	42,141	+48%
Cost to income ratio	27%	29%	



Ten year compound annual growth rate in profit before tax of 39%

21 years of successive profit growth


2001
2002
2003
2004
2005
2006

Profit before taxation (€m)


2001
2002
2003
2004
2005
2006

Earnings per share (cent)

1 Includes proposed full year dividend
2 Includes funding provided to customers of Anglo Irish Assurance Company under investment contracts and also securitised loans

The basis of numbers in the financial highlights are as follows:
2006 – IFRS
2005 – Pro-forma IFRS
2001 to 2004 – Irish GAAP





5.22
6.27
9.40
11.28
2001
2002
2003
2004
2005
2006
Dividends per share[1] (cent)
15.8
19.4
25.5
34.3
42.6
2001
2002
2003
2004
2005
2006
Total assets (€bn)
13.8
16.9
22.4
29.1
2001
2002
2003
2004
2005
Total funding (€bn)
10.5
14.3
18.1
24.4
34.6
50.2
2001
2002
2003
2004
2005
2006
Customer lending[2] (€bn)

Group profile

Anglo Irish Bank has been one of the best performing banks globally over the past decade. Our consistent track record of strong growth has made us the third largest quoted bank in Ireland and the fourth largest company listed on the Irish Stock Exchange.

The Bank operates in three core areas – Business Lending, Treasury and Wealth Management. Not a universal bank, we maintain a very focused approach to doing business in each of these areas, consistently aiming to use our expertise to deliver superior quality service to our customers through tailored, differentiated products. The success of our offering is firmly based upon the expertise and commitment of our people, now in excess of 1,600 across eight countries.

The Bank's centralised business model enables quick decision making, ensuring consistent delivery of service to our customers and effective management of risk. It also allows us to operate in an efficient and streamlined manner, as reflected by our cost to income ratio of 27%.

Business Lending

Secured term lending is the Bank's core offering and the main driver of revenues and profitability. We operate in three main markets - Ireland, the United Kingdom and the United States.

In all geographies we apply the same relationship-based model to our business lending activities. This model focuses on lending primarily to proven operators on transactions that are supported by secure cash flows and strong collateral. Lending transactions are approved at the Group's centralised credit committee in Dublin. The regular participation of all lenders at credit committee, either physically or by video conference, uniquely empowers them in their dealings with customers whilst ensuring consistent, high quality underwriting.

We continue to expand the Bank's footprint in our three core markets with the opening of new lending offices in Ireland - Sligo, the UK - Leeds and the US - Chicago.

Products and services

- Corporate lending
- Commercial mortgages
- Asset finance
- Invoice discounting
- Film finance

Treasury

The primary role of our Treasury Division is to ensure that the Bank manages its funding and liquidity requirements effectively. It is also responsible for managing the Bank's interest rate and foreign exchange exposures, as well as generating significant additional income through its trading, international finance and corporate treasury activities.

Funding, liquidity and all aspects of risk management for the Group are managed centrally. A primary source of funding is the Bank's personal and corporate deposit taking operations, located in Ireland, the UK, the Isle of Man and Austria. In early 2007 we will expand this operation with the opening of a new corporate deposit taking facility in Jersey.

The Bank has developed a strong franchise and expertise in international capital markets and has significantly enhanced its funding and capital base by using a broad range of wholesale funding and capital instruments. The Bank now has established relationships with more than 350 banks worldwide.

USA	Ireland	Isle of Man	UK	Jersey	Portugal	Switzerland	Austria
Boston	Dublin	Douglas	London	St Helier	Lisbon	Geneva	Vienna
Chicago	Cork		Banbury				
New York	Galway		Belfast				
	Limerick		Birmingham				
	Sligo		Glasgow				
	Waterford		Leeds				
			Manchester				

In addition, our Treasury Division acts as a specialist provider of foreign exchange and interest rate risk management services for corporate customers. These services are provided by teams based in Ireland, the UK, Austria and through a representative office in Boston.

Products and services

- Foreign exchange risk management
- Interest rate risk management
- Corporate deposits
- Personal deposits
- International and trade finance
- Capital markets

Wealth Management

The Bank's Wealth Management Division provides high net worth clients with a variety of services including private banking, fund management and retirement planning. Many of these clients are also customers of our Business Lending Division.

Wealth Management operates as a single integrated division, drawing in skills and resources as required from a variety of areas across the Group. The Division's primary aim is to develop tailored investment solutions for high net worth clients, with an emphasis on creating and preserving wealth. Services are provided from offices in Ireland, the Isle of Man, the UK, Austria, Switzerland and most recently, Portugal. Anglo Irish Assurance Company, a subsidiary of the Bank, provides a range of investment and retirement solutions as part of an integrated service for our wealth management clients.

Products and services

- Investment products
- Deposits
- Fund management
- Inheritance planning
- Retirement planning

Chairman's statement



Sean FitzPatrick Chairman

Our Group has generated excellent returns for shareholders by maintaining the balanced, client-centric strategy that has served it so well throughout the past two decades.

In 2006 Anglo Irish Bank achieved another year of excellent growth across all its businesses, increasing total income by 35% to €1.2 billion – the first time the Group's revenues have broken the €1 billion mark. With income significantly outpacing costs, pre-tax profits rose by 38% to €850 million. This extends the Bank's run of profit growth to 21 successive years and means that pre-tax profits have risen by some 150% in the past three years.

David Drumm will go into more detail on the financial performance in his Group Chief Executive's review. Suffice to say here that I believe the continuing growth in profits and loan balances, together with strong asset quality, represents an excellent performance for the year. They also underscore the sound stewardship of shareholders' capital. Furthermore, the continued investment in people and infrastructure during 2006 has put the Bank on an even sounder footing to exploit the opportunities arising in each of our chosen markets and to continue our sustained record of superior profitability and excellent shareholder returns.

Continued rise in dividend

We have proposed a final ordinary dividend for 2006 of 10.84 cent per share, bringing the total dividends for the year to 16.24 cent, an increase of 20%. This rise is in keeping with the Bank's balanced policy of progressively increasing dividends while retaining a significant portion of earnings to fund future growth in our business. In line with this policy, the Group's dividend cover remains strong at 5.8.

We propose to pay the final ordinary dividend on 15 February 2007 to shareholders on the Bank's register as at the close of business on 15 December 2006. Withholding tax may apply on the dividend depending on the tax status of the individual shareholder. As usual, we will offer shareholders the option of receiving dividends in the form of either cash or shares.

A strategy for controlled growth

Our Group has generated excellent returns for shareholders by maintaining the balanced, client-centric strategy that has served it so well throughout the past two decades. The Bank's focused offering of tailored and responsive secured business lending is highly distinctive – if not unique – in the marketplace. Our consistent approach is to deliver strong returns by capitalising on this competitive edge with clients, while ensuring rigorous and effective control of risk and our cost base. In 2006, as in previous years, the proof of this strategy – and of our people's ability to execute it in full – can be seen in the resulting combination of strong growth and excellent asset quality.

Our vision for the Group remains both simple and consistent: to provide exceptional delivery for all our customers in their most important banking transactions. This holds true for all our business areas – Business Lending, Treasury and Wealth Management. As full service banks focus on consolidation and on products that lend themselves to process standardisation, we believe that our tailored, client-driven offering is becoming increasingly relevant and attractive to our target customers. At root we aim to offer a responsive, certain and consistent service, not commodity products.

A coherent portfolio of businesses

The three business areas mentioned above make up an integrated portfolio of activities, each of which plays a key role in the ongoing growth of the Group as a whole. We are first and foremost a commercial lending bank and we see continuing potential for significant long-term organic growth in our key markets of Ireland, the UK and North America. Our Wealth Management arm provides a powerful and complementary extension to our lending activities, often serving the same clients as our Business Lending operation. Treasury manages our liquidity prudently while also seeking out opportunities to strengthen the Group's funding platform and providing value-added risk management services to our customers.

People

The continuing success of the Bank's business is founded on the talent and dedication of all our people. The collective skill, knowledge and commitment of our employees underpins an exceptionally strong culture of delivery for customers and respect for others – the two attributes that truly drive our performance. The Bank's business is clearly defined by the people within it and the fact that almost 90% of our employees own shares in the Group underlines the close alignment between our employees' interests and those of the Bank. I would like to thank all staff for their outstanding ongoing effort and contribution.

Board

As I mentioned in my address to the Annual General Meeting and in the Interim Report, John Rowan and Patricia Jamal both retired as Directors. On behalf of the Board I would like to reiterate my thanks to both of them. I also welcome again Declan Quilligan and Anne Heraty who joined the Board during the year as Executive and Non-executive Directors respectively.

The Board announced in July the appointment of Pat Whelan as an Executive Director. Pat joined the Bank in 1989, spending 13 years in our Irish Lending Division. He has served as a member of the Bank's Senior Executive Board since 2004 and is Director of Group Risk and Operations. I am delighted to welcome Pat to your Board – it will benefit greatly from his involvement.

Bernard Daly, Group Secretary, will retire in February 2007 after 14 highly successful years in various roles in the Bank. I would like to thank Bernard for his significant contribution and commitment. Bernard will be succeeded as Group Secretary by Natasha Mercer, who has been with the Bank since 1999.

Corporate Responsibility

As we grow, so do our responsibilities to all our stakeholders and we fully recognise the scale and scope of these responsibilities both within and beyond our Group. With this in mind, we consistently aspire to the highest standards of conduct in everything we do and in all our relationships.

We strongly believe that those who embrace Corporate Responsibility are better placed to achieve sustainable success and value creation in the long-term. This reflects our view that behaving responsibly is not just good citizenship but good business. Details of some of the Group's activities and achievements in this area are included later in the Annual Report.

Outlook

We continue to see the operating environment as favourable. Furthermore, interest rates have been well managed, approaching more normalised levels in each of the three major economies where we have a presence. The near-term outlook is strong, with lending work in progress standing at a record €8.7 billion, up 45% from the previous year. Corporate and commercial credit conditions remain benign and we expect asset quality to continue to be robust.

Turning to the longer-term, we see significant opportunities for continued growth throughout the Group. We believe that the proven strengths of our focused strategy, together with our centralised business model and the efforts of our talented, motivated and dedicated team, will enable the Bank to grasp these opportunities and to deliver excellent returns for you, our shareholders. The Board looks forward with confidence to a continued superior performance from your Bank through 2007 and beyond.

Sean FitzPatrick

Sean FitzPatrick
Chairman

5 December 2006



The Board looks forward with confidence to a continued superior performance from your Bank through 2007 and beyond.



City Point – Leeds

Located near the geographical centre of the UK, Leeds is the regional capital of Yorkshire and The Humber. City Point is a prime office building situated in the commercial centre of the city. The Bank provided the facility to purchase and redevelop the City Point site. The development, successfully completed in July 2006, was pre-let on long leases to well established tenants. The City Point transaction is an example of the continued expansion of our franchise into the UK regional market and the transportable nature of our business lending model.



The City Point transaction reflects the broadening and strengthening of the Bank's UK franchise.

Group Chief Executive's review

2006 was Anglo Irish Bank's best year to date. Revenues and profits increased across all business segments. Net loan growth reached record levels in Ireland, the UK and North America. We continue to invest for future growth with an extra 200 talented and committed people now employed by the Group.

Anglo Irish Bank is about consistent execution and high quality delivery for our clients. This clear proposition saw us continue to attract new clients and expand our relationships with existing customers. The Bank has maintained its proven growth strategy of focusing on carefully chosen sectors while applying prudent risk management.

A year of buoyant growth

Here are the highlights of our Group's performance in 2006:

Profits and shareholder value

- Record pre-tax profits of €850 million, a rise of 38%
- EPS of 93.7 cent, an increase of 32%
- Strong return on equity of 30%
- Total dividend of 16.24 cent, an increase of 20%

Operational performance

- Record growth in lending of €15.6 billion, an increase of 45%
- Excellent asset quality, with impaired loans representing just 0.52% of closing loan balances
- Lending work in progress of €8.7 billion at the end of September 2006
- Total funding up 48% to €62.2 billion
- Improved cost to income ratio of 26.5%
- Strong Tier 1 and Total Capital ratios of 8.4% and 12.1% respectively
- Employee numbers up by 16% from September 2005 to over 1,600

The Bank has generated a total return to shareholders of approximately 800% over the past five years, taking into account both share price appreciation and dividends.

Executing our strategy

Our financial performance during the year reflects successful execution of the strategy outlined by our Chairman – one proven to deliver long-term superior profitability. The impressive growth in business lending in 2006, together with record lending work in progress of €8.7 billion at year end, demonstrates the value of the Bank's strategy and its effective execution. Successful delivery across the Group is also demonstrated by strong asset quality, the higher profit contribution from Wealth Management and the record fee income generated by Group Treasury.

Maintaining asset quality

Asset quality is of paramount importance to any bank and is clearly the biggest single contributory factor to the Group's continued success. Our model – which is based on supporting experienced business customers with secure cash flows and backed by tangible collateral – has enabled us to build a loan book that is diversified, high quality and well secured. Our centralised Group Risk Management team assesses and stress tests every loan throughout the Bank to ensure that each transaction could withstand more adverse conditions.

The rigour of our risk management standards – and the effectiveness with which they are applied across the Group – are clearly demonstrated by the consistently low level of impaired loans. Impaired loans amounted to €263 million representing just 0.5% of total Group lending. Our total provisions at year end stood at €270 million.

The credit environment currently remains benign. However, even if conditions change markedly in the future, we have confidence that the Bank's stringent risk management policies will continue to maintain a high quality asset base.



David Drumm Group Chief Executive

Our strategy of pursuing growth opportunities through our customised client offering, while focusing relentlessly on managing risk and costs, delivered excellent results in each of the Group's divisions.

People

As our Chairman pointed out earlier, the quality and commitment of our people is central to the Bank's success and continued growth. I join him in thanking all of them for yet another year of outstanding effort, contribution and achievement during 2006.

In line with our strategy to invest in people, we enhanced the defined contribution pension plan for staff in 2006. Participants are incentivised to make additional voluntary contributions, which the Bank matches on a one-for-one basis to a pre-defined level. We believe this puts us at the forefront of best practice in employee pensions and will help us continue to attract and retain the highest quality people.

However, we must not become complacent. We continue to seek out and recruit talented people in all our key markets. During the year these efforts saw us grow our employee base by some 16% to over 1,600. This investment was spread throughout all the Group's businesses and locations. Despite continuing growth in staff numbers, we have kept tight control of our cost base highlighting the inherent efficiency of the Bank's operational model.

Progress across the Group

Our strategy of pursuing growth opportunities through our customised client offering, while focusing relentlessly on managing risk and costs, delivered excellent results in each of the Group's divisions.

Business lending at record levels

The Bank's business lending activities had their strongest year to date achieving net loan growth of €15.6 billion – an increase of some 45% on a constant currency basis. This brought our year end loan balances to over €50 billion, when funding provided to customers under investment contracts is included.

Of equal significance for the future, we continued to build upon our capabilities by adding new people and expanding the footprint in our key markets. This ongoing investment helped us to capture more of our target transactions in all markets, both from existing and new clients. Our ability to engender and sustain customer loyalty is reflected by high levels of repeat business, testament to the strength of the Bank's unique service offering.

Lending – Ireland

The Bank's lending business in Ireland enjoyed an outstanding year. At the end of September 2006 loan balances stood at €28.6 billion, up by €9.0 billion or 46% on the previous year. All our existing offices – Cork, Dublin, Galway, Limerick and Waterford – achieved record results. The recently established office in Sligo further extends our franchise in Ireland.

Looking forward, the prospects for our Irish Lending Division are strong with much to aim for in a market that is expected to remain buoyant. Ireland's combination of near full employment, a progressive fiscal environment and its unique demographic profile is a recipe for an active, strongly growing economy. The recent widely expected rises in interest rates were from historically low levels. While further rate increases are anticipated in the near-term, these should actually help to maintain balance in the economy rather than undermine its robust fundamentals.

Lending – UK

At the end of the 2006 financial year, loans to UK business clients stood at €17.2 billion, up by €4.6 billion – an increase of 37% on a constant currency basis. The business continues to forge ahead, with growth driven both by repeat transactions from an existing loyal customer base and a healthy flow of new clients across all sectors.

We believe the UK market presents tremendous long-term opportunities – and we are investing in it accordingly. In 2006, we added 63 people to our teams in London and the regional markets, bringing in a mix of top-quality local hires and experienced bankers from our Irish business. The UK economy remains stable exhibiting sound year-on-year growth, and interest rates are well managed. Given these conditions, together with our current modest market share and proven ability to build deep client relationships, the UK offers us excellent potential. We are confident that our UK business can seize this opportunity and be a key engine of the Group's growth into the future.

Lending – North America

2006 was another outstanding year for lending originated by our North American Division, which achieved loan growth of 85% to bring total loan balances to €4.4 billion.

As in the UK, the opportunity for the Bank in North America is compelling and we are expanding our reach to capitalise on it to the full. Firstly, we have continued to invest significantly, boosting our US lending team to more than 50 people. Secondly, we have strengthened our coverage and commitment to the North American market by establishing a representative office in Chicago. Following almost a decade of targeted investment, including the recent expansion of our offices in Boston and New York, North America is now providing an increasingly meaningful portion of the Bank's loan book. We are confident that the proven scalability and mobility of our business model will continue to deliver buoyant growth in the future.

On a macro-economic level, notwithstanding some softening in the housing sector, the US economy has performed well, having absorbed the impact of rises in interest rates over the past couple of years. Given the Bank's position in the US market, our performance there is not as dependent on economic factors as in our other core markets. However, the business does stand to benefit from the broadly positive outlook for the economy.

Net interest income margins constant

We have again held lending margins constant this year, without compromising our stringent risk management standards. The average loan book size to customers rose from €29.5 billion in 2005 to €42.4 billion in the current year. Interest earned thereon, excluding fee income, resulted in lending margins of 2.00% and 2.01% respectively. The movement in total net interest margin on a statutory pro-forma basis relates primarily to increased capital and funding costs.

Treasury providing stable funding and new revenues

It has been another strong year for our Group Treasury Division. We strengthened the Bank's funding platform, enhanced liquidity and appropriately managed the Group's interest rate and currency risks through our central platform. These very much remain the Division's key objectives.

Total funding at September 2006 stood at €62.2 billion, up 48% year-on-year on a constant currency basis. The increasing strength of the Bank's franchise in both the retail and corporate deposit markets was reflected by the 46% increase in total customer deposits to €36.9 billion – a rise that was spread across all our key markets. The successful replication of our retail proposition in the UK added some 24,000 customers, generating a current run-rate of over €100 million of incremental funding each week. This demonstrates the ability of the Bank's model to succeed in a highly competitive market.

Our capital markets funding franchise has expanded strongly into North America and Asia while developing further our traditional European base, as we continue to seek greater diversification. Some initiatives worthy of mention include the launch of a US commercial paper programme and the doubling of limits for our French commercial paper and European medium term note programmes. Debt securities issued increased to €15.1 billion, now accounting for almost a quarter of total funding, illustrating the growing breadth of our funding base.

These strategic investments – across all funding areas – enhance both the diversity and duration of our funding, thereby further strengthening the Group's balance sheet. The Bank is now better positioned to adopt the new regulatory liquidity regime to be introduced for banks in Ireland in the second half of 2007.

As well as providing a solid funding base, our Treasury Division continued to generate a valuable source of revenue diversification. Rising short-term interest rates and flat yield curves have resulted in fewer opportunities to profitably deploy surplus liquidity and thereby enhance margin. However, this has been more than offset by increased revenues earned on client risk management solutions. The corporate treasury sales team generated record fee income for the year with a strong performance spread across our three key markets of Ireland, the UK and North America.

Wealth Management continues to expand apace

Our Wealth Management Division had an excellent year in 2006, contributing €53 million to Group profit before tax, a 39% increase. This growth was spread across all locations – Ireland, Austria, the Isle of Man and Switzerland. It is founded on the Division's carefully targeted positioning as a niche provider of financial wealth management services for its high net worth clientele.

Group Chief Executive's review continued

With several significant deals in the pipeline at year end, the immediate outlook for the business is highly positive. Our establishment of new offices in the UK, replicating our existing Irish private banking model, and in Lisbon will provide further potential. We also see significant growth in the longer term and are confident that our ability to leverage off our market reputation and existing client base will enable us to realise this opportunity to the full.

Capital base enhanced

In January 2006, the Bank enhanced its capital base through a 5% placement of ordinary equity shares, raising more than €400 million from over 100 institutional investors. This combined with sustained internal equity generation added almost €1 billion to the Bank's equity, an increase of 54%. The base was further improved in September 2006 by raising €600 million through Tier 1 capital eligible securities. The Bank's Tier 1 and Total Capital ratios remain robust, standing at 8.4% and 12.1% respectively at year end.

We are actively preparing for the introduction of the Capital Requirements Directive ('CRD'), whose provisions implement the Basel II capital requirements in the EU. The CRD was issued during the year and the new regulations are scheduled to come into effect by 31 December 2007. The key impact for the Group will be in respect of credit risk regulatory capital. We have undertaken significant investment in designing, testing and implementing a new Group-wide credit grading model with a view to moving to the Advanced Internal Ratings Based ('IRB') approach. Full adoption of the Advanced IRB approach is anticipated to occur following an initial period under the Standardised method while the model is populated with ongoing deal data. This should result in a regulatory capital benefit to the Group over time.

The Bank's increasing overall strength, clear strategy, broad range of funding and profitability, recently received positive external recognition from independent international rating agencies. On 1 September 2006, Fitch Ratings upgraded our long-term credit rating from A to A+. Later in the same month, Dominion Bond Rating Service assigned a rating to the Bank for the first time of A (High) long-term and R-1 (Middle) short-term, on a par with those issued by Fitch Ratings.

Investment in infrastructure

During the year the Bank passed a significant milestone with the introduction of a new banking system in the UK. The successful transition to this new system creates a solid base to support ongoing growth.

A further significant step was the Board's recent selection of new Group headquarters in Dublin. We look forward to the benefits these initiatives will bring to the business.

Outlook

Looking ahead, the fundamentals of our strategy will remain unchanged as we continue to focus on the core businesses in our chosen markets of Ireland, the UK and North America. The excellent financial results achieved in 2006 leave the Group well positioned to seize the organic growth opportunities available.

The Bank's proven cost-efficient business model will continue to deliver a unique service offering while allowing for controlled growth and strong asset quality. By adhering to this model and maintaining the focus on our core business activities, I am confident we will sustain superior returns.

I look forward to continued success in 2007 and beyond.



David Drumm
Group Chief Executive

5 December 2006

Consolidated income statement with pro-forma comparatives

For the year ended 30 September 2006

	2006 €m	Pro-forma 2005 €m
Interest and similar income	3,169	2,209
Interest expense and similar charges	(2,100)	(1,435)
Net interest income	1,069	774
Fee and commission income	147	127
Fee and commission expense	(14)	(12)
Dealing profits	27	16
Other operating income	11	16
Other income	171	147
Total operating income	1,240	921
Administrative expenses	(311)	(252)
Depreciation	(7)	(6)
Amortisation of intangible assets - software	(10)	(7)
Total operating expenses	(328)	(265)
Operating profit before provisions for impairment	912	656
Provisions for impairment on loans and advances	(66)	(44)
Operating profit	846	612
Share of results of joint ventures	4	3
Profit before taxation	850	615
Taxation	(192)	(138)
Profit for the year	658	477
Attributable to:		
Equity holders of the parent	657	476
Minority interest	1	1
Profit for the year	658	477
Basic earnings per share	93.7c	71.0c

Reconciliation of pro-forma consolidated income statement

For the year ended 30 September 2005

	IFRS audited €m	Effective interest rate €m	Impair-ment €m	Debt / equity reclassification €m	IFRS pro-forma €m
Interest and similar income	2,094	107	8	-	2,209
Interest expense and similar charges	(1,371)	(12)	-	(52)	(1,435)
Net interest income	723	95	8	(52)	774
Fee and commission income	241	(114)	-	-	127
Fee and commission expense	(24)	12	-	-	(12)
Dealing profits	16	-	-	-	16
Other operating income	16	-	-	-	16
Other income	249	(102)	-	-	147
Total operating income	972	(7)	8	(52)	921
Administrative expenses	(252)	-	-	-	(252)
Depreciation	(6)	-	-	-	(6)
Amortisation of intangible assets - software	(7)	-	-	-	(7)
Total operating expenses	(265)	-	-	-	(265)
Operating profit before provisions for impairment	707	(7)	8	(52)	656
Provisions for impairment on loans and advances	(30)	-	(14)	-	(44)
Operating profit	677	(7)	(6)	(52)	612
Share of results of joint ventures	3	-	-	-	3
Profit before taxation	680	(7)	(6)	(52)	615
Taxation	(140)	1	1	-	(138)
Profit for the year	540	(6)	(5)	(52)	477
Attributable to:					
Equity holders of the parent	495	(6)	(5)	(8)	476
Minority interest	45	-	-	(44)	1
Profit for the year	540	(6)	(5)	(52)	477
Basic earnings per share	72.7c				71.0c

The comparative results for the year ended 30 September 2005 in the statutory income statement on page 42 have been restated to reflect the application of International Financial Reporting Standards, with the exception of IAS 32 and IAS 39 which apply with effect from 1 October 2005. In order to show comparable trends and assist user understanding, the above reconciliation includes pro-forma 2005 comparatives allowing for the application of certain elements of IAS 32 and IAS 39 with effect from 1 October 2004. Accordingly, growth percentages given in the Chairman's statement and Group Chief Executive's review are referenced to the pro-forma 2005 information.

The pro-forma comparatives incorporate the effect of recognising lending arrangement fees and funding expenses as interest using the effective interest rate method, the impact of discounting future expected cash flows on the loan impairment charge and the reclassification of preference dividends on certain capital instruments issued by the Group as an interest expense. Changes in the accounting for derivatives have not been included in the pro-forma comparatives.

Consolidated balance sheet with IFRS comparatives

As at 30 September 2006

	30 Sept 2006 €m	1 Oct 2005 €m	30 Sept 2005 €m
Assets			
Cash and balances with central banks	**440**	568	567
Financial assets at fair value through profit or loss			
- held on own account	**456**	17	-
- held in respect of liabilities to customers under investment contracts	**309**	274	-
Derivative financial instruments	**2,459**	1,627	-
Loans and advances to banks	**12,424**	6,439	6,398
Available-for-sale financial assets	**5,155**	5,005	-
Loans and advances to customers	**49,142**	33,774	33,600
Debt securities	**-**	-	5,028
Equity shares	**-**	-	203
Interests in joint ventures	**68**	23	23
Intangible assets - software	**24**	22	22
Intangible assets - goodwill	**66**	67	67
Investment property			
- held on own account	**36**	37	37
- held in respect of liabilities to customers under investment contracts	**1,956**	1,219	1,219
Property, plant and equipment	**37**	36	36
Retirement benefit assets	**16**	12	12
Deferred taxation	**34**	27	48
Other assets	**625**	368	739
Prepayments and accrued income	**43**	67	414
Total assets	**73,290**	49,582	48,413
Liabilities			
Deposits from banks	**10,275**	7,173	7,166
Customer accounts	**36,858**	25,194	25,064
Debt securities in issue	**15,060**	9,774	9,712
Derivative financial instruments	**2,490**	1,579	-
Liabilities to customers under investment contracts	**1,394**	915	944
Current taxation	**51**	57	57
Other liabilities	**32**	24	376
Accruals and deferred income	**188**	144	458
Retirement benefit liabilities	**7**	7	7
Deferred taxation	**43**	9	5
Subordinated liabilities and other capital instruments	**4,205**	2,957	1,843
Total liabilities	**70,603**	47,833	45,632
Share capital	**115**	109	109
Share premium	**600**	169	600
Other reserves	**4**	58	13
Retained profits	**1,965**	1,411	1,406
Shareholders' funds	**2,684**	1,747	2,128
Minority interest	**3**	2	653
Total equity	**2,687**	1,749	2,781
Total equity and liabilities	**73,290**	49,582	48,413
Contingent liabilities			
Guarantees	**2,175**	1,860	2,170
Commitments			
Commitments to lend	**8,734**	6,011	6,011

The consolidated balance sheet at 30 September 2005 has been restated to reflect the application of International Financial Reporting Standards, with the exception of IAS 32 and IAS 39 which apply with effect from 1 October 2005. The 1 October 2005 consolidated balance sheet reflects the impact of IAS 32 and IAS 39 and, as such, is directly comparable with the 30 September 2006 consolidated balance sheet.

265 Franklin Street – Boston

265 Franklin Street is a prime, recently renovated office building located in Boston's financial district. The property covers a full city block and is occupied by an excellent mix of well established tenants. The building was acquired by an experienced international client of the Bank who used the local expertise of our Boston team to source, acquire and fund the property.



The Mark Hotel – New York

The Mark Hotel is an internationally renowned New York hotel located in Manhattan's prestigious Upper East Side. The Bank provided acquisition and redevelopment facilities to one of its long standing clients to carry out a major refurbishment of the property.



555 North Michigan Avenue – Chicago

North Michigan Avenue in Chicago, known as the 'magnificent mile', is one of the premier retail thoroughfares in the USA. The Bank arranged the acquisition of 555 North Michigan Avenue on behalf of a private client of our Wealth Management Division. The building is leased to a leading US retailer. The Bank's Chicago team provided local market expertise and a suitable debt structure. As part of the transaction our Treasury Division provided a comprehensive interest rate risk management solution.


265 FRANKLIN STREET

Board of Directors

Sean FitzPatrick (58) was appointed Chairman in January 2005, having been Chief Executive since 1986. A Chartered Accountant, he also serves as a Non-executive Director of Aer Lingus plc, Greencore plc and the Dublin Docklands Development Authority.


Sean FitzPatrick

Michael Jacob (61) has been a Director since 1988 and is a Fellow of the Chartered Institute of Management Accountants. He is Chairman of Slaney Foods Limited and the Lett Group of Companies, Deputy Chairman of SIAC Construction Limited, a Director of REOX Holdings plc and other companies.


Tom Browne

Tom Browne (44), who joined the Board in January 2004, is Managing Director of Lending Ireland and is also responsible for the Bank's Human Resources department. He joined the Bank in 1990 and was appointed Head of Dublin Banking in 1997. He holds MBS and BBS degrees and is a member of both the Institute of Bankers and the Marketing Institute of Ireland.

Lar Bradshaw (46), who joined the Board in October 2004, is a former Director of McKinsey Inc. and former Managing Director of McKinsey Ireland. He holds an MBA degree from the International Institute for Management Development in Switzerland and has been Chairman of the Dublin Docklands Development Authority since 1997.


Michael Jacob


Lar Bradshaw


Gary McGann

Gary McGann (56), who joined the Board in January 2004, is Chief Executive Officer of the Smurfit Kappa Group. He is Chairman of the Dublin Airport Authority. He is also a Director of Aon McDonagh Boland Group and United Drug plc. He holds a BA degree from University College Dublin, a Masters degree in Management Science and is a Fellow of the Association of Chartered Certified Accountants.

Pat Whelan (44) joined the Board in July 2006. He is Director of Group Risk and Operations. He joined the Bank in 1989 and is a member of the Institute of Bankers.


Pat Whelan

- Executive Director
- An independent Non-executive Director
- A member of the Audit Committee
- A member of the Nomination and Succession Committee
- A member of the Remuneration Committee
- A member of the Risk and Compliance Committee

David Drumm (40) was appointed Group Chief Executive in January 2005, having been Divisional Director and Head of Lending Ireland since 2003. A Chartered Accountant, he joined the Bank in 1993 following a number of years in corporate finance. After working initially in the Lending Division in Dublin he established the North American Division in 1998.



David Drumm



Fintan Drury

William McAteer (56), a Chartered Accountant, was appointed Finance Director of the Group in June 1992. He was previously Managing Director of Yeoman International Leasing Limited, prior to which he was a Partner with Price Waterhouse.



Anne Heraty

Fintan Drury (48), who joined the Board in May 2002, is Chairman of Paddy Power plc and Platinum One Ltd., a sports, sponsorship and event management company. He is a former news journalist with RTE and in 1988 he founded Drury Communications, a corporate communications consultancy.



William McAteer

Anne Heraty (46), who joined the Board in April 2006, is Chief Executive of CPL Resources plc, a recruitment and outsourcing agency which she established in 1989. She is also a Director of Bord Na Mona plc, Forfás and is a member of the Governing Authority of the National University of Ireland, Maynooth. She holds a Bachelor of Arts degree in Maths and Economics.



Declan Quilligan

Patrick Wright (65) joined the Board in February 2000. He is Chairman of Aon McDonagh Boland Group, former Chairman of the RTE Authority and former Vice-Chairman of Aer Lingus plc. He is also a board member of several other companies. He is an Honorary Fellow of the National College of Ireland and a Fellow of the Irish Management Institute.



Ned Sullivan

Declan Quilligan (43) joined the Board in January 2006. He is Chief Executive of the Group's operations in the United Kingdom. He joined the Bank in 1990 and holds a Masters degree in Management from Trinity College Dublin and a Diploma in Business Studies.



Patrick Wright

Ned Sullivan (58), who joined the Board in November 2001, is Chairman of Greencore plc and McInerney Holdings plc. He is the former Chairman of The President's Award - Gaisce, former Group Managing Director of Glanbia plc and previously held a number of senior management positions in Grand Metropolitan plc. He holds B.Comm and MBS degrees.

Senior Executive Board



Matt Moran David Drumm Peter Fitzgerald John Bowe



William McAteer Tony Campbell Tom Browne



Declan Quilligan Pat Whelan Peter Butler Bernard Daly

Matt Moran joined the Bank in 2002 and became Chief Financial Officer in September 2004. He is also responsible for the Group's Trading and Liquidity Management Division. A Chartered Accountant, he previously worked in corporate finance in London and New York.

David Drumm joined the Bank in 1993. After working initially in Lending Ireland, he established the North American Division in 1998. He returned to head up Lending Ireland in 2003 and was appointed Group Chief Executive in January 2005.

Peter Fitzgerald joined the Bank in 1998. While working in the Treasury Division he developed the retail savings franchise in Ireland and the UK. He assumed his current role as Director of Corporate and Retail Treasury in July 2006.

John Bowe joined the Bank in 2001. He has held a number of senior treasury positions, most recently as Head of Wholesale Funding. He was appointed as Director of Capital Markets in August 2006.

William McAteer has been with the Bank since 1992. He holds the position of Group Finance Director.

Tony Campbell joined the Bank in 1991. He held several senior management positions in Lending before moving on to establish Private Banking in Ireland. He is now Chief Executive of the Bank's North American Division.

Tom Browne joined the Bank in 1990. He is Managing Director of Lending Ireland and has responsibility for the Bank's Human Resources department.

Declan Quilligan joined the Bank in 1990. He was previously Director of Lending Ireland and was appointed Chief Executive of the Group's UK operations in January 2006.

Pat Whelan joined the Bank in 1989 and has held a number of senior management positions in our Lending Division. He is Director of Group Risk and Operations.

Peter Butler joined the Bank in 1987. He was appointed Group Head of Wealth Management in January 2005, having previously held a number of executive positions in our Lending Division.

Bernard Daly joined the Bank in 1993 having spent 15 years in various executive positions in the Central Bank of Ireland. He became Director of Treasury in 2001 and assumed his current role as Group Secretary in September 2003.



The Whitfield Clinic in Waterford is a state of the art hospital serving the healthcare needs of public and private patients in southeast Ireland.

Whitfield Clinic – Waterford



Anglo Irish Bank arranged and structured the project finance and long-term facilities for the development of the Whitfield Clinic, a state of the art hospital serving the healthcare needs of public and private patients in southeast Ireland. The hospital provides elective surgery, diagnostic imaging, cancer treatment and a wide array of other services.

Corporate Responsibility

Anglo Irish Bank believes that Corporate Responsibility ('CR') is fundamental to what we do and how we do it. As a successful company, we recognise our obligations and responsibilities and from the highest levels of our organisation we are committed to fulfilling them. We regard this as part of our duty to shareholders as we believe there is a strong link between CR and long-term success.

The way we conduct our business is guided and underpinned by a set of core values and principles. These ensure that our Group operates in the best interests of all our stakeholders – shareholders, customers, staff, suppliers, government, regulatory bodies and the community.

We aspire to be a model corporate citizen. Clearly, this means conducting our business with the highest levels of integrity and corporate governance. But it also goes much further, to include adopting and executing a responsible approach to environmental issues and continuing our long-term support for community development and the arts.

Our customers

The nature of our business means that we face strong competition in every market where the Bank operates. We are keenly aware that maintaining our customer-focused approach to doing business is critical if we are to sustain our growth and success into the future.

The need to maintain customer loyalty and win new customers means we have to ensure that our service model does not stand still, but continually evolves. This is why the Bank will always offer a proactive bespoke service to our customers, enabling us to devise flexible, tailored solutions to meet their specific banking needs.

Teamwork is an integral part of our approach to meeting customer needs. We organise our customer support staff into specialised teams who look after specific groups of customers and who work constantly to understand and support these customers and their requirements. This means all our customers have a single point of contact through a dedicated team – one that can respond proactively by anticipating their needs and act quickly and efficiently to any requests they make.

On occasions when a customer is dissatisfied with the service he or she receives from us, the Bank has a comprehensive process that ensures the complaint is dealt with professionally and efficiently.

Our suppliers have every reason to expect the same level of service as we offer our customers. With all our major suppliers we have agreements in place under which we commit, amongst other things, to pay for their goods and services on time.

This same commitment to good citizenship applies at the corporate level where we aspire to operate in line with the highest standards of ethics and integrity. We continually strive to comply not just with the letter but with the spirit of the regulatory requirements in the various jurisdictions where we operate.

Our people

Anglo Irish Bank has over 1,600 employees. These skilled, dedicated and committed people are at the core of everything we do and of the distinctive service we provide to our customers. This is why our human resources policies focus on ensuring that our employees are highly motivated and are appropriately rewarded for the success they bring the Bank.

Above all, we want to ensure that our people at every level in the Bank have the opportunity to realise their full long-term potential and ambitions within the organisation. Staff training and development is given high priority, providing our people with all the assistance they need to excel. We are also fully committed to equal opportunities for all staff and to supporting their personal development and fulfilment.

How do we do this?

- We look to provide a work environment full of opportunities, one where our staff are motivated and challenged and are constantly encouraged to be ambitious in their career.
- We are a meritocracy and ensure performance is acknowledged and well rewarded.
- We ensure that our people are kept up to date on the performance of the Bank and our plans for the future.

It is the Bank's policy to share the rewards of our success with all of our staff. With this in mind, we encourage our staff to feel a sense of ownership about their work and about the results they and their colleagues achieve.

Ireland v Wales

The Irish International Women's Rugby team playing against Wales. The team successfully qualified to take part in the Women's Rugby World Cup held in Canada in September 2006.



Land Aid - UK

The inaugural Anglo Irish Bank Regatta was held in support of Land Aid, a UK charity that helps fund the activities of specialist agencies working with the homeless.




Abbey Theatre
Writer-in-Association
with Anglo Irish Bank

Abbey Theatre

The Bank sponsors the Writer-in-Association bursary at the Abbey.

Since 2000, we have operated a Save As You Earn ('SAYE') scheme that allows staff in applicable locations to acquire shares in Anglo Irish Bank at a discount to the prevailing market price and in a tax efficient manner. During 2006 this incentive was expanded successfully to all locations and now eligible staff across the Group can avail of this scheme. The SAYE scheme generated a tremendous response since its inception and continues to enjoy a high level of support from our staff. This reflects our people's wholehearted commitment to helping the Bank maintain its success.

When it comes to safeguarding our people's future, the importance of good pension planning cannot be underestimated. In 2006 the Bank introduced an initiative whereby members of the Bank's Defined Contribution pension plan were incentivised to make ongoing additional voluntary contributions. The Bank matches these contributions up to defined limits on a one-for-one basis. This new incentive has been welcomed by our staff and we believe this innovative approach puts us at the forefront of best practice in employee pensions and will help us continue to attract and retain the highest quality people.

Our communities

Corporate Responsibility extends far beyond the workplace. As a responsible business we want to give something back to the wider communities that have contributed to our success. This objective is fully reflected in Anglo Irish Bank's approach to CR in the community.

Our community efforts go beyond simple financial contributions. Instead, our approach is firmly rooted in the generosity and commitment of our staff, who are directly involved in the selection and funding of many of the projects supported by the Bank.

One of the main community based initiatives that we continue to support is our mentoring programme for secondary level pupils of Warrenmount School in the Liberties district of Dublin. Under this programme, which has been running successfully since 2000, members of the Bank's staff help the students realise their full potential by developing their social, interpersonal, communication and workplace skills. To date, some 100 staff members have been involved in the Warrenmount programme and in addition, the Bank has provided financial support to the school over the period of the programme. We also have a schools programme in Cork, Galway, Waterford and Limerick.

In the United Kingdom, the Bank is a member of the Business in the Community initiative. Members of staff are involved in a mentoring programme at schools in the London borough of Tower Hamlets.

In terms of financial support for good causes, a significant percentage of the Bank's employees contribute to a Give As You Earn scheme, under which monthly payments from participating staff are matched by the Bank. The resulting funds are donated to Children Direct, a partnership of five children's charities: Temple Street Children's Hospital, the ISPCC, Enable Ireland, Focus Ireland and ACTIONAID Ireland.

Furthermore, the Bank makes a substantial contribution of annual pre-tax profits to a range of other charities nominated by staff. Projects that the Bank has supported during the past year include funding of the new intensive care unit at Temple Street Children's Hospital in Dublin and sponsorship of the Irish Cancer Society.

Sport and the arts are also central to the Bank's Corporate Responsibility programme. In the past year, the Group has continued its sponsorship of the Abbey Theatre's Writer-in-Association programme. Enda Walsh is the recipient of this year's award. In the music sphere, the Bank has continued its relationship with the RTE National Symphony Orchestra and the National Concert Hall.

Our contribution to the arts was recognised during the year when our involvement with the Abbey Theatre won the 'Business2Arts' award for the best ongoing collaboration. Going forward, we believe arts sponsorship is a tangible way to demonstrate the Bank's commitment to fostering cultural life in Ireland and we remain fully committed to strengthening and maintaining our links with the arts.

As a bank with its cultural heart in Ireland, we love sport and our support for sporting endeavour is both long running and wide ranging. We continue to sponsor the Cheltenham National Hunt Racing Festival in the UK and the Irish Women's Rugby team. Aside from these high profile sponsorships, the Bank is also active at a more local and less public level, supporting a large number of grass-roots sporting and cultural activities in the communities in which we operate.

Warrenmount Secondary School

Students from Warrenmount Secondary School, Dublin attend the National Concert Hall to see a live performance of the RTE National Symphony Orchestra in association with Anglo Irish Bank.

Cheltenham

Moon Over Miami, winner of the Anglo Irish Bank Novices Hurdle at Cheltenham on 10 November 2006.

Abbey Theatre

(l-r) David Drumm, Group Chief Executive; Enda Walsh, winner of the 2006 Anglo Irish Bank Writer-in-Association bursary at the Abbey Theatre and Fiach MacConghail, Artistic Director at the Abbey.

RTE National Symphony Orchestra

The RTE National Symphony Orchestra on stage at the National Concert Hall at the opening night of the 2006/07 season, sponsored by Anglo Irish Bank.


NATIO
CONCERT
HALL


ANGLO
IRISH
BANK
ANGLO
IRISH
BANK
PAY Enda Walsh
93-90-48


RACE WINNER 2006



Our environment

The Bank is keenly aware of our responsibility to the environment and we are committed to operating in a way that minimises our environmental impact as much as possible. A waste management and recycling programme that we have implemented across the Group has been enthusiastically supported by our staff. We encourage our people to maximise the use of electronic communication and reduce paper usage. We have put in place a range of energy saving measures. Our environmental policies require that where possible we recycle all computer consumables.

Our future

Anglo Irish Bank is confident that our Corporate Responsibility programme produces as many benefits for the Bank as it does for society. Through it we support many worthwhile causes while nurturing and fostering a positive ethos – not only among our staff, but also among all our other stakeholder groups. We believe that the CR initiatives we have pursued in recent years have been positive for the Bank, its shareholders, customers, staff and the community. We are fully committed to maintaining our CR programme and look forward to supporting many more initiatives in the years ahead.



Report of the Directors

The Directors present their report and the audited financial statements for the year ended 30 September 2006.

Results
The Group profit attributable to equity holders of the parent amounted to €657 million as set out in the consolidated income statement on page 42.

Review of activities
The principal activity of the Group is the provision of banking services. The Chairman's statement and the Group Chief Executive's review on pages 6 to 16 report on developments during the year, on events since 30 September 2006 and on likely future developments. The financial statements for the year ended 30 September 2006 are set out in detail on pages 42 to 160.

Dividends
An interim dividend of 5.4 cent per ordinary share was paid on 18 July 2006. Subject to shareholders' approval, it is proposed to pay a final dividend on 15 February 2007 of 10.84 cent per ordinary share to all registered shareholders at the close of business on 15 December 2006. Dividend withholding tax ('DWT') may apply on the proposed final dividend depending on the tax status of each shareholder.

Shareholders will be offered the choice of taking new ordinary shares in lieu of the proposed final dividend, after deduction of DWT where applicable.

Capital resources
Details of changes in capital resources during the year are included in notes 39 to 42 of the financial statements.

Accounting policies
The Group implemented the requirements of International Financial Reporting Standards during the year as explained on pages 47 and 48. The principal accounting policies, together with the basis of preparation of the accounts, are set out in note 1.

Directors and Secretary
The names of the current Directors appear on pages 22 and 23, together with a short biographical note on each Director.

John Rowan and Patricia Jamal retired from the Board on 31 December 2005 and 21 March 2006 respectively. Patrick Wright will retire from the Board after the Annual General Meeting on 2 February 2007. Anne Heraty, Declan Quilligan and Pat Whelan were co-opted to the Board since the last Report of the Directors and, being eligible, offer themselves for re-election. Tom Browne, David Drumm and Gary McGann will retire by rotation as Directors in accordance with the Articles of Association and, being eligible, offer themselves for re-election. Michael Jacob offers himself for re-election as, having served more than nine years as a Non-executive Director on the Board, he is subject to annual re-election under the Combined Code on Corporate Governance.

Bernard Daly served as Secretary throughout the year and will retire from this position after the Annual General Meeting on 2 February 2007. The interests of the current Directors and Secretary in the share capital of the Bank are shown in the Remuneration Committee's report on behalf of the Board, set out in note 52 to the financial statements.

Substantial shareholdings
Details of interests in excess of 3% of the ordinary share capital which have been notified to the Bank are shown on page 163.

Group undertakings and foreign branches
Particulars of the principal subsidiary undertakings within the Group required to be declared under Section 16 of the Companies (Amendment) Act, 1986 are shown in note 27. The Bank has established branches, within the meaning of EU Council Directive 89/666/EEC, in Austria, Jersey, Portugal and the United Kingdom.

Corporate governance
The Directors' Corporate governance statement appears on pages 35 to 39.

Principal risks and uncertainties
Information concerning the principal risks and uncertainties facing the Bank and the Group is set out in note 46.

Books and accounting records
The Directors are responsible for ensuring that proper books and accounting records, as outlined in Section 202 of the Companies Act, 1990, are kept by the Bank. To ensure compliance with these requirements the Directors have appointed professionally qualified accounting personnel with appropriate expertise and have provided adequate resources to the finance function. The books and accounting records of the Bank are maintained at the Bank's registered office at Stephen Court, 18/21 St. Stephen's Green, Dublin 2.

Auditor
The Auditor, Ernst & Young, has expressed its willingness to continue in office.

Directors: David Drumm, Tom Browne, Pat Whelan.

Secretary: Bernard Daly.

5 December 2006

Statement of Directors' responsibilities

The following statement, which should be read in conjunction with the Auditor's report on pages 40 and 41, is made with a view to distinguishing for shareholders the respective responsibilities of the Directors and of the Auditor in relation to the financial statements.

Irish company law requires the Directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Bank and of the Group as at the end of the financial year and of the profit or loss of the Group for that year. With regard to the financial statements on pages 42 to 160, the Directors have determined that it is appropriate that they continue to be prepared on a going concern basis and consider that in their preparation:

- suitable accounting policies have been selected and applied consistently;
- judgements and estimates that are reasonable and prudent have been made; and
- the financial statements comply with applicable International Financial Reporting Standards.

The Directors are responsible for keeping proper books of account which disclose with reasonable accuracy at any time the financial position of the Bank and which enable them to ensure that the financial statements are prepared in accordance with International Financial Reporting Standards, as adopted by the European Union, and comply with the Companies Acts, 1963 to 2005 and Article 4 of the IAS Regulation. They also have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Bank and of the Group and to prevent and detect fraud and other irregularities.

The Directors are responsible for the maintenance and integrity of the corporate and financial information included on the Bank's website. Legislation in the Republic of Ireland governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

The Directors of the Bank are committed to maintaining the highest standards of corporate governance and, in particular, have regard to the principles set out in 'The Combined Code on Corporate Governance' published in July 2003.

This Corporate Governance statement describes how the Bank applies the principles of the Combined Code and comments on its compliance with the Code's provisions. Except where stated, the Directors believe that the Group has complied fully with the provisions of the Combined Code throughout the financial year ended 30 September 2006.

Board of Directors

The Board is responsible for the leadership, direction and control of the Bank and the Group and is accountable to shareholders for financial performance. It delegates the management and day-to-day running of the Bank to the Group Chief Executive and senior management but keeps reserved specific items for its decision. These include agreement of strategic objectives, annual plans and performance targets, monitoring and control of operations, review of the performance of the Board Committees and approval of specific senior appointments. The Board currently consists of thirteen Directors, eight of whom are Non-executive Directors. A short biographical note on each Director is set out on pages 22 and 23. Ned Sullivan is the senior independent Non-executive Director.

The Non-executive Directors are independent of management and have varied backgrounds, skills and experience. All Directors bring independent judgement to bear on issues of strategy, performance, resources, key appointments and standards of conduct.

The Board meets at least nine times annually. Additional meetings are arranged if required. It has a formal written schedule of matters reserved for its decision. The Board receives regular management reports and information on corporate and business issues to enable reviews of performance against business targets and objectives to be undertaken. Details of attendance by Directors at scheduled meetings of the Board and its Committees during the year ended 30 September 2006 are set out on page 39.

Roles of Chairman and Group Chief Executive

The distinct and separate roles and responsibilities of the Chairman and Group Chief Executive are set out in writing and have been approved by the Board. There is a clear division of responsibilities.

The Chairman promotes continuing high standards of corporate governance and ensures there is effective communication with shareholders. He is responsible for the leadership and effectiveness of the Board and the Non-executive Directors in particular.

The Group Chief Executive has the responsibility to ensure that the strategic direction agreed by the Board is followed and formulates policy proposals for the Board's consideration. He provides leadership through his management of the day-to-day operations of the Bank and his advice to the Board. He has the central role in maintaining and enhancing a culture of high performance and motivation in the Bank. Together with the Group Finance Director, the Group Chief Executive has responsibility for ongoing relationships with shareholders.

Independence of the Board

The Board is satisfied that each of the Non-executive Directors is independent. In reaching that conclusion, the Board took into account a number of factors that might appear to affect the independence of some of the Directors, including length of service on the Board and cross-directorships. In each case, the Board is completely satisfied that the independence of the relevant Directors is not compromised.

Appointments to the Board

Directors are appointed initially for a three year term and may be appointed for further three year terms. A rigorous and transparent procedure is in place for the appointment of new Directors. New Directors are proposed for election at the Annual General Meeting following their appointment.

Appointments to the Board are made based on merit and using objective criteria. The terms and conditions of appointment of Non-executive Directors are available for inspection at the registered office during normal business hours, and at the Annual General Meeting.

All Directors are provided with induction on appointment and update and refresh their skills and knowledge on an ongoing basis. This includes a particular focus on ensuring the Non-executive Directors are fully informed on issues of relevance to the Bank and its operations. The induction process includes an opportunity for new Non-executive Directors to meet major shareholders.

The Directors can avail of the advice and services of the Group Company Secretary who ensures that Board procedures are followed and that there is compliance with applicable rules and regulations.

The Directors and Committees of the Board can seek independent professional advice, if required, at the Bank's expense.

Performance evaluation
The Board and its Committees undertake an annual evaluation of their performance. The Committees report their findings and any resulting recommendations to the Board. In addition, the Chairman conducts evaluations of the performance of the Board, individual Directors and Board Committees annually.

An evaluation of the performance of the Chairman is conducted by the senior independent Non-executive Director, taking into account the views of the other Directors.

At least once a year, the Chairman meets with the Non-executive Directors without the Executive Directors and also has a private discussion with every Director on a wide range of issues affecting the Group, including any matters which the Directors, individually, wish to raise. Each Director discusses his or her own performance with the Chairman.

The Board discusses the results of the evaluation and uses the process to constructively improve the effectiveness of the Board.

Re-election
Any term of office for a Non-executive Director beyond six years (two three year terms) is subject to rigorous review and terms longer than nine years (three terms) are subject to annual re-election. All Directors must submit themselves for re-election every three years. The names of Directors submitted for election or re-election are accompanied by biographical and other details in order to allow shareholders to make an informed decision.

Board Committees
There are four Board Committees and each has specific terms of reference, which are reviewed periodically.

Remuneration Committee
Members: Sean FitzPatrick (Chairman), Anne Heraty, Michael Jacob and Ned Sullivan.

The Committee is responsible for the formulation of the Group's policy on remuneration in relation to all Executive Directors and other senior executives. The Committee's report on behalf of the Board on Directors' remuneration and interests is set out in note 52 to the financial statements.

All members of the Remuneration Committee are Non-executive Directors. The Committee's terms of reference are available, on request, through the Group Company Secretary, and on the Bank's website.

Audit Committee
Members: Ned Sullivan (Chairman), Anne Heraty, Gary McGann and Patrick Wright.

The Audit Committee receives reports on various aspects of control, reviews the Group's financial statements, determines as to whether proper books of account have been kept in accordance with the Companies Acts and ensures that no restrictions are placed on the scope of the statutory audit or on the independence of the Internal Audit function.

The Audit Committee has unrestricted access to both the Group internal and external Auditor. It meets with the external Auditor at least once each year. The independence and objectivity of the external Auditor is considered periodically, together with the scope and results of the audit and its cost effectiveness. The Committee's terms of reference are available, on request, through the Group Company Secretary, and on the Bank's website.

Risk and Compliance Committee
Members: Michael Jacob (Chairman), Lar Bradshaw, Tom Browne, Fintan Drury, Declan Quilligan and Pat Whelan.

The Risk and Compliance Committee's role is to oversee risk management and compliance. It reviews, on behalf of the Board, the key risks and compliance issues inherent in the business and the system of internal control necessary to manage them and presents its findings to the Board. The Committee meets at least five times during the year and reviews its processes and effectiveness annually. The Committee's terms of reference are available, on request, through the Group Company Secretary, and on the Bank's website.

Nomination and Succession Committee
Members: Sean FitzPatrick (Chairman), Lar Bradshaw, David Drumm, Fintan Drury and Anne Heraty.

This Committee is responsible for recommending the appointment of Directors to the Board and for reviewing senior management succession plans. Its key roles are recommending to the Board all appointments to and removals from the Board as well as re-appointments; ensuring a suitable induction programme is in place for all new Directors; regularly reviewing the Board's structure, size, composition and balance; ensuring adequate succession planning is in place, particularly for the Chairman and Group Chief Executive; reviewing all appointments to and departures from the Senior Executive Board; and encouraging the establishment of formal management development programmes. External search consultants have been used in the past for the appointment of Non-executive Directors. The Committee's terms of reference are available, on request, through the Group Company Secretary, and on the Bank's website.

Internal controls
The Directors acknowledge their overall responsibility for the Group's system of internal control and for reviewing its effectiveness. The system is designed to manage rather than eliminate the risk of failure to achieve the Group's business objectives and provides reasonable but not absolute assurance against material financial misstatement or loss. Such losses could arise because of the nature of the Group's business in undertaking a wide range of financial services that inherently involve varying degrees of risk.

The Board confirms that during the year under review and up to the date of approval of the annual report and financial statements, there was in place an ongoing process for identifying, evaluating and managing the significant risks faced by the Group, that this process is regularly reviewed by the Board and is in accordance with the Turnbull Guidance. The key elements of the procedures established by the Board to provide effective internal control include:

- An organisation structure with clearly defined authority limits and reporting mechanisms to higher levels of management and to the Board, which supports the maintenance of a strong control environment.

- A Group Risk Management function and a Group Compliance function with responsibility for ensuring that risks are identified, assessed and managed throughout the Group. The Group Credit Committee together with the Group Asset and Liability Committee provide support to the Audit Committee and the Risk and Compliance Committee in ensuring that efficient procedures are in place to manage risk.

- An annual budgeting and monthly financial reporting system for all Group business units which enables progress against plans to be monitored, trends to be evaluated and variances to be acted upon.

- A comprehensive set of policies and guidelines relating to capital expenditure, computer security, business continuity planning, asset and liability management (including interest, currency and liquidity risk), operational risk management, credit risk management and compliance.

The Group Internal Audit function reports to the Group Chief Executive and the Audit Committee. It helps the Group accomplish its objectives by bringing a systematic and disciplined approach to evaluating and improving the effectiveness of the risk management, control and governance processes.

Group Internal Audit also systematically reviews the controls listed above, which are embedded within the operations of the Group. Emphasis is focused on areas of greatest risk as identified by risk analysis. In addition, the systems of internal control are subject to regulatory supervision by the Irish Financial Regulator and other overseas regulators.The Audit Committee and the Risk and Compliance Committee review the effectiveness of the Group's internal controls annually. This involves reviewing the work and the reports of the Internal Audit, Risk Management and Compliance functions and establishing that appropriate action is being taken by management to address issues highlighted. The Audit Committee also meets with and receives reports from the external Auditor.

Following each meeting of the Audit Committee and the Risk and Compliance Committee, the Committee Chairmen report to the Board and minutes of such meetings are circulated to all members of the Board.

The Directors confirm that, with the assistance of reports from the Audit Committee and the Risk and Compliance Committee, they have reviewed, in accordance with the Combined Code, the effectiveness of the systems of internal control in existence in the Group for the year ended 30 September 2006 and for the period up to and including the date of approval of the financial statements. The review undertaken covers all aspects of control including financial, operational and compliance controls and risk management.

Going concern
The Directors confirm that they are satisfied that the Bank and the Group have adequate resources to continue to operate for the foreseeable future and are financially sound. For this reason, they continue to adopt the going concern basis in preparing the financial statements.

Relations with shareholders
The Group gives relations with shareholders a high priority. The Directors are kept informed on shareholder relations through regular reports to the Board by the Group Chief Executive and Group Finance Director and through feedback from shareholders, brokers and investment bankers. There is regular dialogue with individual institutional shareholders, financial analysts and brokers. Presentations are given at the time of major announcements and these provide opportunities for Directors to hear the views of shareholders directly.

All shareholders are encouraged to attend the Annual General Meeting and notice is sent to shareholders at least twenty one working days in advance of the Meeting. At the Annual General Meeting separate resolutions are proposed on each substantially separate issue. When an issue has been determined at the Meeting on a show of hands, the Chairman indicates to the Meeting the number and proportion of proxy votes for and against that resolution. The Chairmen of the Remuneration Committee, Audit Committee, Risk and Compliance Committee and Nomination and Succession Committee are available to answer relevant questions at the Annual General Meeting.

The Group uses its internet site (www.angloirishbank.com) to provide investors with the full text of each annual and interim report, and copies of presentations to analysts and investors. The website also provides detailed financial data, Bank information, information on credit ratings and all Stock Exchange and other press releases. Shareholders can access annual reports and accounts and interim reports for the previous five years. The website allows shareholders to subscribe to automatic e-mail alerts for the above mentioned information.

Attendance at scheduled meetings during the year ended 30 September 2006

Name	Board		Audit		Remuneration		Risk and Compliance		Nomination and Succession	
	A*	B*	A*	B*	A*	B*	A*	B*	A*	B*
Sean FitzPatrick, Chairman	9	9	-	-	2	2	-	-	3	3
David Drumm, Group Chief Executive	9	9	-	-	-	-	-	-	3	3
Lar Bradshaw (1)	9	9	3	3	-	-	2	2	3	3
Tom Browne	9	9	-	-	-	-	6	4	-	-
Fintan Drury	9	8	-	-	-	-	6	3	3	3
Anne Heraty (2) (Appointed 27 April 2006)	3	3	3	2	1	1	-	-	1	1
Michael Jacob (3)	9	9	-	-	2	2	6	6	3	3
Patricia Jamal (4) (Retired 21 March 2006)	6	6	-	-	-	-	3	3	-	-
William McAteer	9	9	-	-	-	-	-	-	-	-
Gary McGann	9	8	6	6	-	-	-	-	-	-
John Rowan (Retired 31 December 2005)	2	2	-	-	-	-	-	-	-	-
Ned Sullivan (5)	9	9	6	6	2	2	-	-	3	3
Declan Quilligan (6) (Appointed 26 January 2006)	7	7	-	-	-	-	4	3	-	-
Pat Whelan (7) (Appointed 6 July 2006)	2	2	-	-	-	-	1	1	-	-
Patrick Wright (8)	9	8	6	5	-	-	-	-	1	1

* Column A indicates the number of scheduled meetings held during the period the Director was a member of the Board or Committee and was eligible to attend and Column B indicates the number of scheduled meetings attended.

(1) Lar Bradshaw retired from the Audit Committee on 25 May 2006. He was appointed to the Risk and Compliance Committee on 6 July 2006. He was appointed to the Nomination and Succession Committee on 26 January 2006.

(2) Anne Heraty was appointed to the Audit Committee on 25 May 2006. She was appointed to the Remuneration Committee on 25 May 2006 and to the Nomination and Succession Committee on 6 July 2006.

(3) Michael Jacob retired from the Nomination and Succession Committee on 6 July 2006.

(4) Patricia Jamal retired from the Risk and Compliance Committee on 21 March 2006.

(5) Ned Sullivan retired from the Nomination and Succession Committee on 6 July 2006.

(6) Declan Quilligan was appointed to the Risk and Compliance Committee on 26 January 2006.

(7) Pat Whelan was appointed to the Risk and Compliance Committee on 6 July 2006.

(8) Patrick Wright retired from the Nomination and Succession Committee on 26 January 2006.

Independent Auditor's report to the members of Anglo Irish Bank Corporation plc

We have audited the Group and parent Bank financial statements ('the financial statements') of Anglo Irish Bank Corporation plc for the year ended 30 September 2006 which comprise the Consolidated income statement, the Consolidated and the Bank balance sheets, the Consolidated and the Bank statements of recognised income and expense, the Consolidated and the Bank cash flow statements, the statement on First-time adoption of International Financial Reporting Standards and the related notes 1 to 58. These financial statements have been prepared under the accounting policies set out therein.

This report is made solely to the parent Bank's members, as a body, in accordance with Section 193 of the Companies Act, 1990. Our audit work has been undertaken so that we might state to the parent Bank's members those matters we are required to state to them in an Auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Bank and the parent Bank's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of Directors and Auditor

The Directors are responsible for the preparation of the financial statements in accordance with applicable Irish law and International Financial Reporting Standards (IFRSs) as adopted by the European Union as set out in the Statement of Directors' responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view and have been properly prepared in accordance with the Companies Acts, 1963 to 2005 and Article 4 of the IAS Regulation. We also report to you our opinion as to: whether proper books of account have been kept by the parent Bank; whether proper returns adequate for our audit have been received from branches of the parent Bank not visited by us; whether, at the balance sheet date, there exists a financial situation which may require the convening of an Extraordinary General Meeting of the parent Bank; and whether the information given in the Report of the Directors is consistent with the financial statements. In addition, we state whether we have obtained all the information and explanations necessary for the purposes of our audit and whether the parent Bank balance sheet is in agreement with the books of account and returns.

We also report to you if, in our opinion, any information specified by law or the Listing Rules of the Irish Stock Exchange regarding Directors' remuneration and other transactions is not disclosed and, where practicable, include such information in our report.

We review whether the Corporate governance statement reflects the parent Bank's compliance with the nine provisions of the 2003 Financial Reporting Council's Combined Code specified for our review by the Listing Rules of the Irish Stock Exchange and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read other information contained in the Annual Report and consider whether it is consistent with the audited financial statements. The other information comprises only the Chairman's statement, the Group Chief Executive's review, the Report of the Directors and the Corporate governance statement. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's and Bank's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion:

- the Group financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union, of the state of affairs of the Group as at 30 September 2006 and of its profit for the year then ended;

- the parent Bank's financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union as applied in accordance with the Companies Acts, 1963 to 2005, of the state of affairs of the parent Bank as at 30 September 2006; and

- the financial statements have been properly prepared in accordance with the Companies Acts, 1963 to 2005 and Article 4 of the IAS Regulation.

We have obtained all the information and explanations we consider necessary for the purposes of our audit. In our opinion proper books of account have been kept by the parent Bank and proper returns adequate for the purposes of our audit have been received from branches of the parent Bank not visited by us. The parent Bank balance sheet is in agreement with the books of account and returns.

In our opinion the information given in the Report of the Directors is consistent with the financial statements.

In our opinion, the parent Bank balance sheet does not disclose a financial situation, which under Section 40(1) of the Companies (Amendment) Act, 1983, would require the convening of an Extraordinary General Meeting of the Bank.

Ernst & Young
Registered Auditor
Dublin

5 December 2006

Consolidated income statement

For the year ended 30 September 2006

	Note	2006 €m	2005 €m
Interest and similar income	3	**3,169**	2,094
Interest expense and similar charges	4	**(2,100)**	(1,371)
Net interest income		**1,069**	723
Fee and commission income		**147**	241
Fee and commission expense		**(14)**	(24)
Dealing profits	5	**27**	16
Other operating income	6	**11**	16
Other income		**171**	249
Total operating income		**1,240**	972
Administrative expenses	7	**(311)**	(252)
Depreciation		**(7)**	(6)
Amortisation of intangible assets - software	28	**(10)**	(7)
Total operating expenses		**(328)**	(265)
Operating profit before provisions for impairment		**912**	707
Provisions for impairment on loans and advances	22	**(66)**	(30)
Operating profit		**846**	677
Share of results of joint ventures	26	**4**	3
Profit before taxation		**850**	680
Taxation	11	**(192)**	(140)
Profit for the year		**658**	540
Attributable to:			
Equity holders of the parent	12	**657**	495
Minority interest	13	**1**	45
Profit for the year		**658**	540
Basic earnings per share	15	**93.7c**	72.7c
Diluted earnings per share	15	**92.3c**	71.5c

Directors: David Drumm, Tom Browne, Pat Whelan. **Secretary:** Bernard Daly.

Consolidated balance sheet

As at 30 September 2006

	Note	2006 €m	2005 €m
Assets			
Cash and balances with central banks	16	**440**	567
Financial assets at fair value through profit or loss			
- held on own account	17	**456**	-
- held in respect of liabilities to customers under investment contracts	17	**309**	-
Derivative financial instruments	18	**2,459**	-
Loans and advances to banks	19	**12,424**	6,398
Available-for-sale financial assets	20	**5,155**	-
Loans and advances to customers	21	**49,142**	33,600
Debt securities	24	**-**	5,028
Equity shares	25	**-**	203
Interests in joint ventures	26	**68**	23
Intangible assets - software	28	**24**	22
Intangible assets - goodwill	28	**66**	67
Investment property			
- held on own account	29	**36**	37
- held in respect of liabilities to customers under investment contracts	30	**1,956**	1,219
Property, plant and equipment	31	**37**	36
Retirement benefit assets	9	**16**	12
Deferred taxation	32	**34**	48
Other assets	33	**625**	739
Prepayments and accrued income		**43**	414
Total assets		**73,290**	48,413
Liabilities			
Deposits from banks	34	**10,275**	7,166
Customer accounts	35	**36,858**	25,064
Debt securities in issue	36	**15,060**	9,712
Derivative financial instruments	18	**2,490**	-
Liabilities to customers under investment contracts	37	**1,394**	944
Current taxation		**51**	57
Other liabilities	38	**32**	376
Accruals and deferred income		**188**	458
Retirement benefit liabilities	9	**7**	7
Deferred taxation	32	**43**	5
Subordinated liabilities and other capital instruments	39	**4,205**	1,843
Total liabilities		**70,603**	45,632
Share capital	40	**115**	109
Share premium		**600**	600
Other reserves		**4**	3
Retained profits		**1,965**	1,406
Shareholders' funds		**2,684**	2,128
Minority interest	41	**3**	653
Total equity	42	**2,687**	2,781
Total equity and liabilities		**73,290**	48,413
Contingent liabilities			
Guarantees	44	**2,175**	2,170
Commitments			
Commitments to lend	44	**8,734**	6,011

Directors: David Drumm, Tom Browne, Pat Whelan. **Secretary:** Bernard Daly.

Bank balance sheet

As at 30 September 2006

	Note	2006 €m	2005 €m
Assets			
Cash and balances with central banks	16	**430**	558
Financial assets at fair value through profit or loss			
- held on own account	17	**436**	-
Derivative financial instruments	18	**2,491**	-
Loans and advances to banks	19	**10,350**	4,693
Available-for-sale financial assets	20	**5,141**	-
Loans and advances to customers	21	**48,718**	33,711
Debt securities	24	**-**	4,922
Equity shares	25	**-**	11
Investments in Group undertakings	27	**789**	613
Intangible assets - software	28	**22**	16
Property, plant and equipment	31	**21**	19
Retirement benefit assets	9	**13**	9
Deferred taxation	32	**34**	40
Other assets	33	**8**	363
Prepayments and accrued income		**15**	359
Total assets		**68,468**	45,314
Liabilities			
Deposits from banks	34	**13,336**	9,667
Customer accounts	35	**32,758**	22,320
Debt securities in issue	36	**15,060**	9,533
Derivative financial instruments	18	**2,508**	-
Current taxation		**14**	32
Other liabilities	38	**32**	366
Accruals and deferred income		**139**	395
Subordinated liabilities and other capital instruments	39	**2,297**	1,182
Total liabilities		**66,144**	43,495
Share capital	40	**115**	109
Share premium		**600**	600
Other reserves		**3**	13
Retained profits		**1,606**	1,097
Total equity	42	**2,324**	1,819
Total equity and liabilities		**68,468**	45,314
Contingent liabilities			
Guarantees	44	**2,109**	2,140
Commitments			
Commitments to lend	44	**6,936**	4,837

Directors: David Drumm, Tom Browne, Pat Whelan. **Secretary:** Bernard Daly.

Statement of recognised income and expense

For the year ended 30 September 2006

	The Group		The Bank	
	2006	2005	**2006**	2005
	€m	€m	**€m**	€m
Profit for the year	**658**	540	**602**	465
Net after tax actuarial gains/(losses) in retirement benefit schemes	**6**	(13)	**6**	(13)
Net after tax change in cash flow hedges	**(58)**	-	**(58)**	-
Net after tax change in available-for-sale financial assets	**(4)**	-	**(4)**	-
Foreign exchange translation	**2**	-	**1**	-
Income and expense recognised directly in equity	**(54)**	(13)	**(55)**	(13)
Total recognised income and expense for the year	**604**	527	**547**	452
Effect of IAS 32 and IAS 39 as at 1 October 2005:				
Preference shares reclassified as debt	**(431)**		**(431)**	
Minority interest reclassified as debt	**(651)**		**-**	
Other IAS 32 and IAS 39 transition adjustments	**50**		**20**	
Attributable to equity holders of the parent	**(1,032)**		**(411)**	
Total	**(428)**		**136**	
Total recognised income and expense for the year excluding IAS 32 and IAS 39 transition adjustments is attributable to:				
Equity holders of the parent	**603**	482	**547**	452
Minority interest	**1**	45	**-**	-
Total	**604**	527	**547**	452

Cash flow statement

For the year ended 30 September 2006

	Note	The Group 2006 €m	The Group 2005 €m	The Bank 2006 €m	The Bank 2005 €m
Cash flows from operating activities					
Profit before taxation		**850**	680	**731**	567
Financing costs of subordinated liabilities and other capital instruments		**174**	99	**93**	46
Share of results of joint ventures		**(4)**	(3)	**-**	-
Exchange movements		**72**	(39)	**52**	(38)
Other non-cash items	45	**(31)**	(9)	**(72)**	6
Tax paid		**(163)**	(134)	**(145)**	(115)
		898	594	**659**	466
Changes in operating assets and liabilities					
Net increase in deposits		**20,052**	12,259	**19,453**	12,069
Net increase in loans and advances to customers		**(15,422)**	(9,590)	**(14,923)**	(10,572)
Net decrease/(increase) in loans and advances to banks		**17**	(573)	**220**	(859)
Net increase in assets held in respect of liabilities to customers under investment contracts		**(772)**	(724)	**-**	-
Net increase in investment contract liabilities		**479**	276	**-**	-
Net increase in trading portfolio financial assets		**(439)**	-	**(432)**	-
Net movement in derivative financial instruments		**(22)**	-	**2**	-
Net increase in other assets		**(255)**	(219)	**(4)**	(174)
Net increase in other liabilities		**8**	178	**9**	172
Net cash flows from operating activities		**4,544**	2,201	**4,984**	1,102
Cash flows from investing activities					
Purchases of financial assets		**(2,538)**	(5,430)	**(2,522)**	(5,424)
Sales and maturities of financial assets		**2,340**	3,047	**2,325**	3,041
Interest received on financial assets net of associated hedges		**169**	91	**169**	90
Purchases of property, plant and equipment		**(8)**	(20)	**(7)**	(9)
Disposals of property, plant and equipment		**1**	-	**-**	-
Additions to intangible assets - software		**(12)**	(12)	**(12)**	(10)
Investments in joint venture interests		**(51)**	(9)	**-**	-
Distributions received from joint venture interests		**11**	2	**-**	-
Purchases of investment property		**-**	(12)	**-**	-
Deferred acquisition consideration paid		**-**	(6)	**-**	-
Investments in Group undertakings		**-**	-	**(174)**	(11)
Net cash used in investing activities		**(88)**	(2,349)	**(221)**	(2,323)
Cash flows from financing activities					
Proceeds of equity share issues		**431**	13	**431**	13
Proceeds of preference share issue		**-**	431	**-**	431
Proceeds from issues of subordinated liabilities and other capital instruments		**1,552**	166	**946**	166
Redemptions of subordinated liabilities and other capital instruments		**(260)**	(279)	**(260)**	(119)
Coupons paid on subordinated liabilities and other capital instruments		**(155)**	(99)	**(75)**	(46)
Equity dividends paid		**(74)**	(51)	**(74)**	(51)
Purchases of own shares		**(35)**	(8)	**-**	-
Distributions paid to minority interest		**-**	(45)	**-**	-
Net cash flows from financing activities		**1,459**	128	**968**	394
Net increase/(decrease) in cash and cash equivalents		**5,915**	(20)	**5,731**	(827)
Opening cash and cash equivalents	45	**4,926**	4,881	**3,356**	4,135
Effect of exchange rate changes on cash and cash equivalents		**(41)**	37	**(18)**	29
Closing cash and cash equivalents	45	**10,800**	4,898	**9,069**	3,337

First-time adoption of International Financial Reporting Standards ('IFRS')

Up to and including the year ended 30 September 2005, the Group's primary financial statements were prepared in accordance with Irish Generally Accepted Accounting Principles ('Irish GAAP'). In common with other listed entities in the European Union ('EU') the Group is required to adopt IFRS for accounting periods commencing on or after 1 January 2005. Accordingly, the Group's financial statements in respect of the year ending 30 September 2006 have been prepared for the first time using IFRS issued by the International Accounting Standards Board ('IASB') as adopted by the EU.

On 1 October 2004, the date of transition, the opening IFRS balance sheet has been determined in accordance with IFRS 1 'First-time Adoption of International Financial Reporting Standards' which requires IFRS accounting policies to be applied on a retrospective basis with certain exceptions and exemptions as detailed below.

First-time application relating to financial instruments
The Group has chosen not to restate comparatives for IAS 32 'Financial Instruments: Disclosure and Presentation' and IAS 39 'Financial Instruments: Recognition and Measurement', but to reflect the impact of these standards through adjustments to equity at 1 October 2005. At that date the Group has designated various financial instruments at fair value through profit or loss or as available-for-sale. The Group has applied Irish GAAP to transactions in financial instruments in its 2005 comparatives.

Share-based payments
The Group implemented the requirements of IFRS 2 'Share-based Payment' for all share-based payments granted after 7 November 2002.

Business combinations
The Group elected not to apply IFRS 3 'Business Combinations' to acquisitions made prior to 1 October 2004. Goodwill previously written off directly to reserves or amortised through the income statement has not been reinstated.

Property, plant and equipment
The Group retained its existing historic cost based accounting policy for owner-occupied property, plant and equipment under IFRS.

Investment property – held on own account
The Group elected to include investment property held on own account in its balance sheet at historic cost less accumulated depreciation on transition to IFRS.

Cumulative exchange translation differences
The Group opted to reset cumulative exchange translation differences on its net investments in subsidiaries to zero at 1 October 2004.

Employee benefits
The Group elected to recognise all cumulative actuarial gains and losses in respect of defined benefit pension schemes and other post-retirement benefits at 1 October 2004.

Estimates
The Group's estimates at the date of transition are consistent with those under Irish GAAP.

Hedge accounting
IFRS-compliant hedge accounting is applied by the Group from 1 October 2005.

First-time adoption of International Financial Reporting Standards ('IFRS') continued

Assets held for sale and discontinued operations
The Group had no transactions prior to 1 October 2005 that were affected by the transitional provisions of IFRS 5 'Non-current Assets Held for Sale and Discontinued Operations'.

Derecognition of financial instruments
Financial instruments derecognised before 1 October 2004 have not been subsequently recognised by the Group under IFRS.

Effects of the transition to IFRS
A description of the key differences between Irish GAAP and IFRS accounting policies is set out in note 56. The note includes reconciliations of balance sheets prepared under Irish GAAP and IFRS at 1 October 2004, 30 September 2005 and 1 October 2005 for both the Group and Anglo Irish Bank Corporation plc ('the Bank'). A reconciliation of the Group profit and loss account prepared in accordance with Irish GAAP with the income statement prepared in accordance with IFRS for the year ended 30 September 2005 is also included. Reconciliations of the movements in total equity for both the Group and the Bank are presented in note 42.

The following table summarises the reconciliations from previously reported Irish GAAP to IFRS for Group profit after taxation and total equity for both the Group and the Bank.

	The Group		The Bank
	Profit after taxation €m	Total equity €m	Total equity €m
As reported under Irish GAAP at 30 September 2005	545	2,805	1,798
Adjustments for IFRS excluding IAS 32 and IAS 39:			
Share-based payments	(8)	-	-
Goodwill	4	2	-
Software	3	7	6
Employee benefits	(3)	(43)	(43)
Dividends	-	61	61
Assurance business	-	(49)	-
Other	(1)	(2)	(3)
IFRS excluding IAS 32 and IAS 39	540	2,781	1,819
Adjustments for IAS 32 and IAS 39:			
Debt/equity reclassification		(1,082)	(431)
Loan impairment		90	80
Arrangement fees		(37)	(55)
Debt securities reclassified as available-for-sale		26	25
Derivatives and hedging		(24)	(28)
Other		(5)	(2)
		(1,032)	(411)
Total equity under IFRS at 1 October 2005 (after including IAS 32 and IAS 39 adjustments)		1,749	1,408

1. Accounting policies

The principal accounting policies that the Group applied in preparing its financial statements for the year ended 30 September 2006 are set out below. As the Group has availed of the transitional provisions for IAS 32 and IAS 39, it has not presented comparative information in accordance with these standards in its financial statements. Comparative information for 2005 in respect of financial instruments has been prepared on the basis of the Group's accounting policies under Irish GAAP which are set out at 1.30.

1.1 Basis of preparation

Both the consolidated and parent Bank's financial statements comply with IFRS as adopted by the EU and applicable at 30 September 2006. The financial statements also comply with the requirements of relevant Irish legislation including the Companies Acts, 1963 to 2005 and the European Communities (Credit Institutions: Accounts) Regulations, 1992 as amended by the European Communities (International Financial Reporting Standards and Miscellaneous Amendments) Regulations, 2005.

The Group has early adopted the fair value option under IAS 39 and the Amendment to IAS 19 - 'Employee Benefits - Actuarial Gains and Losses, Group Plans and Disclosures', both of which have been adopted by the EU.

The financial statements have been prepared under the historical cost convention, as modified by the revaluation of certain assets and liabilities to the extent required or permitted under accounting standards as set out in the relevant accounting policies. They are presented in euro, rounded to the nearest million.

1.2 Basis of consolidation

The consolidated financial statements include the financial statements of Anglo Irish Bank Corporation plc ('the Bank') and all of its subsidiary undertakings prepared to the end of the financial year. A subsidiary is an entity where the Group has the power, directly or indirectly, to govern the financial and operating policies of the entity so as to obtain benefits from its activities. The existence and effect of potential voting rights that are currently exercisable or convertible are considered in assessing whether the Group controls the entity.

Subsidiaries are consolidated from the date on which control is transferred to the Group until the date that control ceases. The purchase method of accounting is used by the Group to account for the acquisition of subsidiary undertakings. Intercompany balances and any unrealised gains and losses, or income and expenses, arising on transactions between Group entities are eliminated on consolidation.

The accounting policies have been consistently applied by Group entities.

1.3 Interest income and expense recognition

Interest income and expense is recognised in the income statement for all interest-bearing financial instruments held on own account using the effective interest rate method.

The effective interest rate method is a method of calculating the amortised cost of a financial asset or liability and of allocating the interest income or interest expense over the relevant period. The effective interest rate is the rate that exactly discounts the expected future cash payments and receipts throughout the expected life of the financial instrument, or when appropriate, a shorter period to the net carrying amount of the financial asset or financial liability.

The calculation includes all fees, transaction costs and other premiums and discounts that are an integral part of the effective interest rate on the transaction.

Once an impairment loss has been made on an individual asset interest income is recognised on that asset using the rate of interest at which its estimated future cash flows were discounted in measuring impairment.

Borrowing costs are not capitalised.

1. Accounting policies continued

1.4 Fee and commission income

Fees and commissions which are not an integral part of the effective interest rate are generally recognised on an accruals basis over the period in which the service has been provided.

Asset management, advisory and service fees are recognised based on the applicable service contracts, usually on a time-apportioned basis. The same principle is applied to the recognition of income from wealth management, financial planning, trustee and custody services that are continuously provided over an extended period of time.

Loan commitment fees for loans that are likely to be drawn down are deferred (together with related direct costs) and recognised as an adjustment to the effective interest rate on the loan once drawn. Commitment fees in relation to facilities where drawdown is not probable are recognised over the term of the commitment.

Fees arising from negotiating, or participating in the negotiation, of a transaction for a third party, such as the acquisition of property assets, are recognised upon completion of the underlying transaction. Loan syndication fees are recognised as revenue when the syndication has been completed and the Group has retained either no part of the loan for itself or retained a part of the loan at the same effective interest rate as the other participants.

1.5 Financial assets

Financial assets are classified into the following categories: financial assets at fair value through profit or loss; loans and receivables; held-to-maturity investments; and available-for-sale financial assets. Management determines the classification of financial assets at initial recognition.

Financial assets at fair value through profit or loss

This category has two sub-categories; financial assets held for trading, and those designated at fair value through profit or loss at inception. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and which are not classified as available-for-sale. They arise when the Group provides money to a customer with no intention of trading the receivable.

Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group's management has the positive intention and ability to hold to maturity. Were the Group to sell other than an insignificant amount of held-to-maturity assets, the entire category would be tainted and reclassified as available-for-sale financial assets.

Available-for-sale financial assets

Available-for-sale financial assets are those intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, exchange rates, asset prices or other factors.

Purchases and sales of financial assets at fair value through profit or loss, held-to-maturity investments and available-for-sale financial assets are recognised on a trade date basis, being the date on which the Group commits to purchase or sell the asset. Loans and receivables are recognised when funds are advanced to the borrowers. Financial assets are initially recognised at fair value plus transaction costs except for financial assets carried at fair value through profit or loss whose transaction costs are taken directly to the income statement. Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or where the Group has transferred substantially all the risks and rewards of ownership.

Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables and held-to-maturity investments are subsequently carried at amortised cost using the effective interest rate method.

Gains and losses arising from changes in the fair value of financial assets at fair value through profit or loss held on own account are included within dealing profits in the income statement in the period in which they arise.

Interest on assets within this category is reported in interest income. Gains and losses arising from changes in the fair value of available-for-sale financial assets are recognised as a separate component of shareholders' equity until the financial assets are derecognised or impaired at which time the cumulative gain or loss previously recognised in equity is transferred to the income statement.

Interest is calculated using the effective interest rate method and is recognised in the income statement. Dividends on available-for-sale equity instruments are recognised in the income statement when the Group's right to receive payment is established.

The fair values of financial assets quoted in active markets are based on current bid prices. For unquoted financial assets or where the market for a financial asset is not active, the Group establishes fair value by using valuation techniques. These include the use of recent arm's length transactions, reference to other similar instruments, discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants.

The Bank accounts for investments in subsidiary undertakings at cost less provisions for impairment.

1.6 Financial liabilities

Financial liabilities are initially recognised at fair value, being their issue proceeds net of transaction costs incurred. All liabilities, other than those designated at fair value through profit or loss, are subsequently carried at amortised cost. For financial liabilities measured at amortised cost any difference between initial fair value and redemption value is recognised in the income statement using the effective interest rate method.

A liability upon initial recognition may be designated at fair value through profit or loss when:

a) it eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring assets or liabilities or recognising the gains and losses on them on different bases; or
b) a group of financial assets, financial liabilities or both is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy.

The classification of instruments as a financial liability or an equity instrument is dependent upon the substance of the contractual arrangement. Instruments which carry a contractual obligation to deliver cash or another financial asset to another entity are classified as financial liabilities.

Preference shares and other subordinated capital instruments issued are classified as financial liabilities if coupon payments are not discretionary. Distributions on these instruments are recognised in the income statement as interest expense using the effective interest rate method.

1.7 Financial guarantees

A financial guarantee contract is a contract that requires the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt instrument.

Financial guarantees are given to banks, financial institutions and other bodies on behalf of customers to secure loans, overdrafts and other banking facilities and to other parties in connection with the performance of customers under obligations related to contracts, advance payments made by other parties, tenders, retentions and the payment of import duties and taxes.

Financial guarantees are initially recognised in the financial statements at fair value on the date that the guarantee was given. Subsequent to initial recognition, the Group's liabilities under such guarantees are measured at the higher of the initial measurement, less amortisation calculated to recognise in the income statement the fee income earned over the period, and the best estimate of the expenditure required to settle any financial obligation arising as a result of the guarantees at the balance sheet date.

Where the parent Bank enters into financial guarantee contracts to guarantee the indebtedness of other Group companies, the parent Bank considers these contracts to be insurance arrangements and accounts for them as such. The parent Bank treats these guarantee contracts as contingent liabilities until such time as it becomes probable that it will be required to make a payment under these guarantees.

1. Accounting policies continued

1.8 Impairment of financial assets

It is Group policy to make provisions for impairment of financial assets to reflect the losses inherent in those assets at the balance sheet date.

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a portfolio of financial assets is impaired. A financial asset or a portfolio of financial assets is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more loss events that occurred after the initial recognition of the asset and that loss event (or events) has had an impact such that the estimated present value of future cash flows is less than the current carrying value of the financial asset, or portfolio of financial assets, and can be reliably measured.

Objective evidence that a financial asset, or a portfolio of financial assets, is impaired includes observable data that comes to the attention of the Group about the following loss events:

a) significant financial difficulty of the issuer or obligor;
b) a breach of contract, such as a default or delinquency in interest or principal payments;
c) the granting to the borrower of a concession, for economic or legal reasons relating to the borrower's financial difficulty, that the Group would not otherwise consider;
d) it becoming probable that the borrower will enter bankruptcy or other financial reorganisation;
e) the disappearance of an active market for that financial asset because of financial difficulties; or
f) observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified within the individual financial assets in the portfolio, including:
    - adverse changes in the payment status of borrowers in the portfolio; or
    - national or local economic conditions that correlate with defaults on the assets in the portfolio.

The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes that asset in a group of financial assets with similar credit risk characteristics and includes these performing assets under the collective incurred but not reported ('IBNR') assessment. An IBNR impairment provision represents an interim step pending the identification of impairment losses on an individual asset in a group of financial assets. As soon as information is available that specifically identifies losses on individually impaired assets in a group, those assets are removed from the group. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognised are not included under the collective assessment of impairment.

For loans and receivables and held-to-maturity investments, the amount of impairment loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the asset's original effective interest rate. If a loan or held-to-maturity investment has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract. The amount of the loss is recognised using an allowance account and the amount of the loss is included in the income statement.

The calculation of the present value of the estimated future cash flows of a collateralised financial asset reflects the cash flows that may result from foreclosure, less costs for obtaining and selling the collateral, whether or not foreclosure is probable.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is reversed by adjusting the allowance account. The amount of the reversal is recognised in the income statement.

When a loan is uncollectible, it is written off against the related provision for loan impairment. Such loans are written off after all the necessary procedures have been completed and the amount of the loss has been determined. Subsequent recoveries of amounts previously written off decrease the amount of the provision for loan impairment in the income statement.

In the case of equity instruments classified as available-for-sale, a significant or prolonged decline in the fair value of the instrument below its cost is considered in determining whether impairment exists. Where such evidence exists, the cumulative net loss that has been previously recognised directly in equity is removed from equity and recognised in the income statement. Impairment losses recognised in the income statement on equity shares are not reversed through the income statement. All increases in the fair value of equity shares after impairment are recognised directly in equity.

In the case of debt instruments classified as available-for-sale, impairment is assessed based on the same criteria as all other financial assets. Reversals of impairment of debt securities are recognised in the income statement if the increase in fair value can be objectively related to an event occurring after the impairment loss was recognised.

1.9 Derivative financial instruments and hedge accounting

Derivatives

Derivative instruments, including swaps, futures, forward foreign exchange contracts, forward rate agreements and options, are used for trading and for hedging purposes.

Derivatives are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at their fair value. Fair values are obtained from quoted market prices in active markets and where these are not available from valuation techniques including discounted cash flow models and option pricing models. Fair values are adjusted for counterparty credit risk. All derivatives are carried as assets when their fair value is positive and as liabilities when their fair value is negative unless there is a legal ability and intention to settle net. Derivatives are treated as held for trading unless they are designated as hedges.

Hedge accounting

The method of recognising the resulting fair value gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Group designates certain derivatives as either fair value hedges (where the Group hedges the fair value of recognised assets or liabilities or firm commitments), cash flow hedges (where the Group hedges the exposure to variability of cash flows attributable to recognised assets or liabilities or highly probable forecasted transactions) or hedges of a net investment in a foreign currency operation.

The Group documents, at the inception of each hedging transaction, the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Fair value hedge accounting

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

If the hedge no longer meets the criteria for hedge accounting, the fair value hedging adjustment cumulatively made to the carrying amount of the hedged item is, for items carried at amortised cost, amortised to profit or loss over the period to maturity of the previously designated hedge relationship using the effective interest rate method. For available-for-sale items the fair value hedging adjustment remains in equity until the hedged item affects profit or loss. If the hedged item is sold or repaid, the unamortised fair value adjustment is recognised immediately in the income statement.

1. Accounting policies continued

1.9 Derivative financial instruments and hedge accounting continued

Cash flow hedge accounting

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are initially recognised directly in equity. The gain or loss relating to the ineffective portion is recognised immediately in the income statement. Amounts accumulated in equity are recycled to the income statement in the same periods as the hedged items affect profit or loss.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, hedge accounting is discontinued. Any cumulative gain or loss existing in equity at that time remains in equity and is recognised in the income statement when the forecast transaction arises. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

Hedges of net investments

Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognised directly in equity; the gain or loss relating to the ineffective portion is recognised immediately in the income statement. Gains and losses accumulated in equity are included in the income statement on the disposal or partial disposal of the foreign operation. Hedges of net investments may include non-derivative liabilities.

Derivatives that do not qualify for hedge accounting

Certain derivative instruments entered into as economic hedges may not qualify for hedge accounting. Changes in the fair value of any derivative instrument that does not qualify for hedge accounting are recognised immediately in the income statement.

Embedded derivatives

Certain financial instruments contain both a derivative and a non-derivative component. In such cases, the derivative component is termed an embedded derivative. When the economic characteristics and risks of embedded derivatives are not closely related to those of the host contract and the host contract is not carried at fair value through profit or loss, the embedded derivative is treated as a separate derivative. These embedded derivatives are measured at fair value with changes in fair value recognised in the income statement.

1.10 Offsetting

Financial assets and liabilities are offset and the net amount reported in the balance sheet if, and only if, there is a currently enforceable legal right to offset the recognised amounts and there is an intention to settle on a net basis, or to realise the asset and settle the liability simultaneously.

1.11 Investment contracts

Contracts issued by the life assurance business are unit-linked and do not contain any significant insurance risk. These contracts are all classified as investment contracts.

Financial assets and investment property held in respect of linked liabilities to customers and related liabilities to customers under investments contracts are stated at fair value and are separately disclosed in the Group balance sheet.

Premiums received and claims paid are accounted for directly in the balance sheet as adjustments to the investment contract liability. Investment income and changes in fair value arising from the investment contract assets and the corresponding movement in investment contract liabilities are included on a net basis in other operating income. Revenue on investment management services provided to holders of investment contracts is recognised as the services are performed.

1.12 Derecognition

A financial asset is derecognised when it has been transferred and the transfer qualifies for derecognition. A transfer requires that the Group either transfers the contractual rights to receive the asset's cash flows or retains the right to the asset's cash flows but assumes a contractual obligation to pay those cash flows to a third party.

After a transfer, the Group assesses the extent to which it has retained the risks and rewards of ownership of the transferred asset. If substantially all the risks and rewards have been retained, the asset remains on the balance sheet. If substantially all the risks and rewards have been transferred, the asset is derecognised.

If substantially all the risks and rewards have been neither retained nor transferred, the Group assesses whether or not it has retained control of the asset. If it has not retained control, the asset is derecognised. Where the Group has retained control of the asset, it continues to recognise the asset to the extent of its continuing involvement.

A financial liability is removed from the balance sheet when the obligation is discharged, or cancelled, or expires.

1.13 Property, plant and equipment

Property, plant and equipment is held for use in the business and is stated at cost less accumulated depreciation and provisions for impairment, if any. Additions and subsequent expenditure are capitalised only to the extent that they enhance the future economic benefits expected to be derived from the asset. Property, plant and equipment are depreciated on a straight-line basis to their residual values over their estimated useful economic lives as follows:

Freehold buildings	2% per annum
Fixtures and fittings	12.5% to 25% per annum
Motor vehicles	20% per annum
Computer equipment	25% per annum

Leasehold improvements are depreciated on a straight-line basis over the shorter of twenty years or the period of the lease or the period to the first break clause date in the lease. Freehold land is not depreciated.

The useful lives and residual values of property, plant and equipment are reviewed and adjusted, if appropriate, at each balance sheet date. Property, plant and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If impaired an asset's carrying amount is written down immediately to its estimated recoverable amount which is the higher of its fair value less costs to sell or its value in use. Gains and losses arising on the disposal of property, plant and equipment are included in the income statement.

1.14 Trading properties

Trading properties are held for resale and are stated at the lower of cost and net realisable value.

1.15 Intangible assets

Goodwill

The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of the transaction, plus costs directly attributable to the acquisition. Identifiable assets acquired are fair valued at the acquisition date. The excess of the Group's cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill.

Goodwill is tested annually for impairment or more frequently when there are indications that impairment may have occurred. Goodwill is allocated to cash-generating units for the purposes of impairment testing. When the recoverable amount of a cash-generating unit is less than its carrying amount, an impairment loss is required. The recoverable amount of a cash-generating unit is the higher of its fair value less costs to sell and its value in use. Goodwill is carried at cost less accumulated impairment losses.

In accordance with IFRS 1, goodwill written off directly to reserves or amortised to the income statement prior to 1 October 2004 under Irish GAAP has not been reinstated.

Computer software

Computer software is stated at cost less accumulated amortisation and provisions for impairment, if any. The identifiable and directly associated external and internal costs of acquiring and developing software are capitalised where the software is controlled by the Group and where it is probable that future economic benefits that exceed its cost will flow from its use over more than one year. Costs associated with maintaining software are recognised as an expense when incurred. Capitalised computer software is amortised on a straight-line basis over its expected useful life which is normally four years.

1. Accounting policies continued

1.16 Investment property
Investment property comprises freehold and leasehold properties that are held to earn rentals or for capital appreciation or both.

Investment property - held on own account
Investment property held on own account is included in the balance sheet at cost less accumulated depreciation and provisions for impairment losses, if any. Freehold investment properties are depreciated on a straight line basis over fifty years. Leasehold investment properties are depreciated on a straight line basis over the remaining term of the lease up to a maximum of fifty years.

Investment property - held in respect of liabilities to customers under investment contracts
Investment property held in respect of liabilities to customers under investment contracts is included in the balance sheet at fair value. Fair value is based on valuations by independent registered valuers which are determined based on current prices in an active market for similar properties in the same location and condition.

1.17 Employee benefits
Pension obligations
The Group operates various pension schemes including both defined benefit and defined contribution plans. A defined benefit plan is a pension plan that defines an amount of pension benefit to be provided, usually as a function of one or more factors such as age, years of service and basic pay. A defined contribution plan is a pension plan under which the Group pays fixed contributions into a fund and has no legal or constructive obligations to pay any further contributions.

The asset or liability recognised in the balance sheet in respect of each defined benefit pension plan is the fair value of plan assets less the present value of the defined benefit obligation at the balance sheet date. The defined benefit obligation is calculated annually by independent actuaries using the projected unit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating the terms of the related pension liability. Plans in surplus are shown as assets and plans in deficit, together with unfunded plans, are shown as liabilities. The recognised asset, where applicable, is limited to the present value of any future refunds due from or reductions in future contributions payable to plans that are in surplus.

The cost of providing defined benefit plans to employees comprising the current service cost, past service cost, the expected return on plan assets and the change in the present value of plan liabilities arising from the passage of time is charged to the income statement within employee expenses. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited directly to reserves through the statement of recognised income and expense.
For defined contribution plans, once the contributions have been paid the Group has no further obligation. The contributions are recognised as an employee benefit expense when they are due.

Share-based payments to employees
The Group uses a number of share-based payment schemes to incentivise its employees. The fair value of employee services received in exchange for the grant of shares or share options is recognised as an expense over the period that the employees become unconditionally entitled ('the vesting period') to the shares or share options. The total amount expensed over the vesting period is determined by reference to the fair value of the shares or share options on the date of grant. The fair value of share options granted is calculated by an external valuer using a binomial lattice model which takes into account any market conditions upon which vesting is conditional, the exercise price of the option, the share price at the date of grant of the option, the risk-free interest rate, the expected dividend yield, the expected volatility of the share price over the expected life of the option and other relevant factors.

Non-market vesting conditions are taken into account by adjusting the number of shares or share options included in the measurement of the cost of employee services so that ultimately the amount recognised in the income statement reflects the number of vested shares or share options. Where vesting conditions are related to market conditions, the charges for the services received are recognised regardless of whether or not the market-related vesting conditions are met, provided that the non-market vesting conditions are met.

The expense related to share-based payments is credited to the share-based payment reserve in equity. Where a share-based payment arrangement give rise to the issue of new shares, the proceeds of issue are credited to the share capital (with par value) and share premium accounts and there is also a transfer between the share-based payment reserve and share premium account reflecting the accumulated cost of the share-based payment recognised in the income statement.

Where shares are purchased by employee share trusts to satisfy share-based payment awards they are treated as treasury shares and the cost of these shares is deducted directly from revenue reserves. Any cash consideration received on the subsequent vesting of these shares is credited directly to revenue reserves together with a transfer from the share-based payment reserve representing the relevant accumulated cost recognised in the share-based payment reserve.

The fair value of share options granted on or before 7 November 2002 has not been expensed to the income statement.

1.18 Foreign currency translation

Functional and presentation currency

The consolidated financial statements are presented in euro, which is the Bank's functional and presentation currency. Each entity in the Group determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency which is the currency of the primary economic environment in which the entity operates.

Transactions and balances

Transactions in foreign currencies are initially recorded at the functional currency rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency rate of exchange ruling at the balance sheet date. Foreign exchange gains and losses resulting from the settlement of such transactions and from the retranslation at period end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement within other operating income except when deferred in equity as qualifying cash flow hedges or qualifying net investment hedges.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transactions. Non-monetary items measured at fair value in the foreign currency are translated using the exchange rates at the date when the fair value was determined.

Foreign operations

The results and financial position of all Group entities that have a non-euro functional currency are translated into euro as follows:

a) assets and liabilities and goodwill arising on acquisition of foreign operations are translated at the closing rate at the balance sheet date;
b) income and expenses are translated into euro at the average rates of exchange during the period where these are a reasonable approximation of the exchange rates at the dates of these transactions; and
c) all resulting exchange differences are included as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities and of funding designated as hedges of such investments are included as a separate component of equity. When a foreign entity is sold, the cumulative exchange differences deferred as a separate component of equity are recognised in the income statement as part of the gain or loss on disposal.

1.19 Provisions

Provisions are recognised in respect of present legal or constructive obligations arising from past events where it is probable that outflows of resources will be required to settle the obligations and they can be reliably estimated.

Contingent liabilities are possible obligations whose existence depends on the outcome of uncertain future events or those present obligations where the outflows of resources are uncertain or cannot be measured reliability. Contingent liabilities are not recognised in the financial statements but are disclosed unless they are remote.

1. Accounting policies continued

1.20 Tax (current and deferred)

Current tax payable is the expected tax payable on the taxable income for the year adjusted for changes to previous years and is calculated based on the applicable tax law in each jurisdiction in which the Group operates. Deferred tax is provided using the balance sheet method on temporary differences arising between the tax bases of assets and liabilities for taxation purposes and their carrying amounts in the financial statements. Current and deferred taxes are determined using tax rates based on legislation enacted or substantively enacted at the balance sheet date and expected to apply when the related tax asset is realised or the related tax liability is settled.

Deferred tax assets are recognised where it is probable that future taxable profits will be available against which temporary differences will be utilised. Deferred tax is provided on temporary differences arising from investments in subsidiaries and joint ventures, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the difference will not reverse in the foreseeable future. Deferred tax is not provided on goodwill.

Current and deferred taxes are recognised in the income statement in the period in which the profits arise except to the extent that they relate to items recognised directly in equity, in which case the taxes are also recognised in equity.

Deferred and current tax assets and liabilities are only offset when they arise in the same reporting group for tax purposes and where there is both the legal right and intention to settle on a net basis or to realise the asset and settle the liability simultaneously.

1.21 Leases

Group as lessor

Leasing and instalment credit agreements with customers are classified as finance leases if the agreements transfer substantially all the risks and rewards of ownership of an asset, with or without ultimate legal title. An asset classified as a finance lease is recorded within loans and advances to customers as a receivable based on the present value of the lease payments, discounted at the rate of interest implicit in the lease, less any provisions for bad and doubtful rentals. The difference between the total payments receivable under the lease and the present value of the receivable is recognised as unearned finance income, which is allocated to accounting periods under the pre-tax net investment method to reflect a constant periodic rate of return.

Assets leased to customers are classified as operating leases if the lease agreements do not transfer substantially all the risks and rewards of ownership. Where leased assets are included within investment property held on own account on the Group's balance sheet, depreciation is provided on the depreciable amount of these assets on a systematic basis over their estimated useful lives. Rental income from investment property held on own account and related lease incentives granted are recognised on a straight-line basis over the non-cancellable term of the lease. Investment contract accounting applies where leased assets are included within investment property held in respect of linked liabilities to customers.

Group as lessee

Operating lease rentals payable and related lease incentives receivable are recognised in the income statement on a straight-line basis over the non-cancellable term of the lease.

1.22 Interests in joint ventures

Joint ventures are contractual arrangements whereby two or more parties undertake an economic activity that is subject to joint control. The Group's interests in joint ventures are recognised using the equity method of accounting and are initially recognised at cost. Under this method, the Group's share of the post-acquisition profits or losses of joint ventures is recognised in the income statement and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment.

The calculation of the share of the results of joint ventures is adjusted where necessary to ensure consistency with the Group's accounting policies.

1.23 Venture capital and other investments

Equity shares and similar instruments held on own account as part of a venture capital portfolio are carried at fair value with gains and losses taken to dealing profits as they arise.

All other equity shares and similar instruments held on own account are classified as available-for-sale. They are held on the balance sheet at fair value with unrealised gains or losses being recognised directly through reserves except for impairment losses, which are recognised immediately through the income statement. Income on these equity instruments is credited to other operating income.

1.24 Sale and repurchase agreements

Debt securities sold subject to a commitment to repurchase them are retained on the balance sheet when substantially all the risks and rewards of ownership remain with the Group. The liability to the counterparty is included separately on the balance sheet in deposits from banks or customer accounts as appropriate.

When securities are purchased subject to a commitment to resell, but the Group does not acquire the risks and rewards of ownership, the transaction is treated as a collateralised loan and recorded within loans and advances to banks or customers as appropriate. The securities are not included in the balance sheet.

The difference between the sale and repurchase price is treated as interest and is accrued over the life of the agreement using the effective interest rate method.

Securities lent to counterparties are retained in the financial statements. Securities borrowed are not recognised in the financial statements, unless these are sold to third parties in which case the purchase and sale are recorded with the gain or loss included in dealing profits. The obligation to return them is recorded at fair value as a trading liability.

1.25 Share capital

Share issue costs

Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction from the proceeds.

Dividends on ordinary shares

Dividends on ordinary shares are recognised in equity in the period in which they are paid or are approved by the ordinary shareholders for payment. Dividends proposed after the balance sheet date are not recognised as a liability until they have been approved by ordinary shareholders. They are disclosed in the events after the balance sheet date note.

When scrip shares are issued in lieu of dividends the cash equivalent, net of withholding tax when applicable, is written back to retained profits. Shares issued in lieu of dividends are set off against the share premium account.

Treasury shares

Where any Group company purchases the Bank's ordinary shares they are classified as treasury shares and the consideration paid is shown as a deduction from shareholders' equity. No gain or loss is recognised on the sale, issue or cancellation of treasury shares. The consideration received on the subsequent sale or issue of treasury shares is credited to shareholders' equity. Treasury shares are excluded when calculating earnings per share.

As permitted under Irish legislation, a Group subsidiary holds ordinary shares in the Bank on behalf of life assurance policyholders under contracts classified as investment contracts. All liabilities under investment contracts are carried at fair value through profit or loss. As the Group is not allowed to treat treasury shares as an asset, an increase in the ordinary share price results in a loss being reflected in the income statement. Conversely, a fall in the ordinary share price results in a gain being reflected in the income statement.

1.26 Segment reporting

Business segments are distinguishable parts of the Group that provide products or services that are subject to risks and rewards that are different to those of other business segments. Geographical segments are distinguishable parts of the Group that provide products or services within a particular economic environment that is subject to risks and rewards that are different to those operating in other economic environments. The Group has determined that business segments are the primary reporting segments.

1. Accounting policies continued

1.27 Cash and cash equivalents

For the purposes of the cash flow statement, cash comprises cash on hand and demand deposits. Cash equivalents are highly liquid investments convertible into cash with an insignificant risk of changes in value and with maturities of less than three months.

1.28 Accounting estimates and judgements

The reported results of the Group are sensitive to the accounting policies, assumptions and estimates that underlie the preparation of its financial statements. Irish company law and IFRS require the Directors, in preparing the Group's financial statements, to select suitable accounting policies, apply them consistently and make judgements and estimates that are reasonable and prudent.

The judgements and estimates involved in the Group's accounting policies that are considered by the Board to be the most important to the portrayal of the Group's financial condition and that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below. The use of estimates, assumptions or models that differ from those adopted by the Group could affect its reported results.

Loan impairment

The estimation of potential loan losses is inherently uncertain and depends upon many factors. At least every six months the Group reviews its loan portfolios to assess whether there is objective evidence of impairment. If there is objective evidence that a loan is impaired, a provision is recognised equating to the amount by which the book value of the loan exceeds the present value of its expected future cash flows. Provisions are calculated on an individual basis with reference to expected future cash flows including those arising from the realisation of collateral. The determination of these provisions often requires the exercise of considerable judgement by management involving matters such as future economic conditions and the resulting trading performance of the customer and the value of collateral, for which there may not be a readily accessible market. As a result these provisions can be subject to significant variation as time progresses and the circumstances become clearer. The methodology and assumptions used for estimating both the amount and timing of future cash flows are reviewed regularly to reduce any differences between loss estimates and actual loss experience.

An additional incurred but not reported ('IBNR') collective provision is required for potential impairment in currently performing loans. This provision takes account of observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of loans with similar credit risk characteristics, although the decrease cannot yet be identified within the individual loans in the group.

This provision is calculated by applying an appropriate loss factor to each individual group of loans sharing common risk characteristics. This incurred loss factor is determined primarily by actual experience and is supplemented with other available evidence and management's market knowledge.

The future credit quality of loan portfolios against which an IBNR collective provision is applied is subject to uncertainties that could cause actual credit losses to differ materially from reported loan impairment provisions. These uncertainties include factors such as local and international economic conditions, borrower specific factors, industry trends, interest rates, unemployment levels and other external factors.

Fair value

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable and willing parties in an arm's length transaction. Fair values are determined by reference to observable market prices where these are available and are reliable. Where representative market prices for an instrument are not available or are unreliable because of poor liquidity, management establishes its fair value from prices for its components using appropriate pricing or valuation models that are based on independently sourced market parameters, including interest rate yield curves, option volatilities and currency rates. The accuracy of fair value calculations could be affected by unexpected market movements when compared to actual outcomes.

Expected life of lending

IAS 39 requires interest and arrangement fees which form an integral part of the return earned from lending to be measured using the effective interest rate method. The effective interest rate is the rate that exactly discounts estimated future cash receipts and payments through the expected life of the loan or, when appropriate, a shorter period to the net carrying amount of the loan.

Management uses judgement to estimate the expected life of each loan and hence the expected cash flows relating to it. The accuracy of the effective interest rate would therefore be affected by unexpected market movements resulting in altered customer behaviour and differences in the models used when compared to actual outcomes.

Taxation
The taxation charge accounts for amounts due to fiscal authorities in the various jurisdictions in which the Group operates and includes estimates based on a judgement of the application of law and practice in certain cases in order to determine the quantification of any liabilities arising. In arriving at such estimates, management assesses the relative merits and risks of tax treatments assumed, taking into account statutory, judicial and regulatory guidance and, where appropriate, external advice. Where the final tax outcome is different from the amounts that are currently recorded, such differences will impact upon the current and deferred tax amounts in the period in which such determination is made.

Retirement benefits
The Group operates defined benefit pension schemes. In determining the actual pension cost, the value of the assets and liabilities of the schemes are calculated. The assets of the schemes are valued at fair value. The liabilities of the schemes are measured on an actuarial basis, using the projected unit method and discounted at the current rate of return on a high quality corporate bond of equivalent term and currency to the liabilities. This involves modelling the future growth of scheme liabilities and requires management to make assumptions as to price inflation, dividend growth, salary and pensions increases, return on investments and employee mortality. There are acceptable ranges in which these estimates can reasonably fall. The impact on the consolidated income statement and the consolidated balance sheet could be materially different if an alternative set of assumptions was used.

1.29 Prospective accounting changes
The Group has not applied the following new standards, amendments to standards and interpretations (IFRICs) that have been adopted by the IASB but are not yet effective:

IFRS 4 - Insurance Contracts - Revised Implementation Guidance;
IFRS 6 - Exploration for and Evaluation of Mineral Resources;
IFRS 7 - Financial Instruments: Disclosures;
IFRS 8 - Operating Segments;
Amendment to IAS 1 - Capital Disclosures;
Amendment to IAS 21 - Net Investment in a Foreign Operation;
Amendment to IAS 39 - Cash Flow Hedge Accounting of Forecast Intragroup Transactions;
Amendment to IAS 39 and IFRS 4 - Financial Guarantee Contracts;
Amendment to IFRS 1 - First-time Adoption of IFRSs and Basis for Conclusions on IFRS 6;
IFRIC Interpretation 4 - Determining whether an Arrangement contains a Lease;
IFRIC Interpretation 5 - Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds;
IFRIC Interpretation 6 - Liabilities arising from Participating in a Specific Market - Waste Electrical and Electronic Equipment;
IFRIC Interpretation 7 - Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies;
IFRIC Interpretation 8 - Scope of IFRS 2 (Share-based Payment);
IFRIC Interpretation 9 - Reassessment of Embedded Derivatives;
IFRIC Interpretation 10 - Interim Financial Reporting and Impairment;
IFRIC Interpretation 11 - IFRS 2 - Group and Treasury Share Transactions; and
IFRIC Interpretation 12 - Service Concession Arrangements.

These will be adopted in future years and are not expected to have a material impact on the Group's results. IFRS 7 and the Amendment to IAS 1 will result in additional disclosures relating to capital and risk management policies and processes.

1. Accounting policies continued

1.30 Accounting policies applying to the September 2005 comparatives

The Group has taken advantage of the transitional provisions of IFRS and has chosen not to restate corresponding amounts in accordance with IAS 32 and IAS 39. Comparative information was prepared under Irish GAAP and the relevant accounting policies for these are set out below.

Provisions for bad and doubtful debts

Loans and advances are stated in the balance sheet after deduction of provisions for bad and doubtful debts. The provisions arise as a result of a detailed appraisal of the lending portfolio. Specific provisions are made on a case-by-case basis to reduce the carrying value of each case to its expected net realisable value after taking into account factors such as the financial condition of the borrower, security held and costs of realisation. A general provision is also made to cover latent loan losses which are present in any lending portfolio but which have not been specifically identified.

Loans and advances are written off when there is no longer any realistic prospect of recovery. The charge to the income statement reflects new provisions made during the year, plus write-offs not previously provided for, less existing provisions no longer required and recoveries of bad debts already written off.

Income recognition

Interest on loans and advances is accounted for on an accruals basis. Interest is not taken to profit where recovery is doubtful.

Credit has been taken for finance charges on instalment credit accounts by spreading the income on each contract over the primary period of the agreement by the sum of digits method, save that an amount equivalent to the set-up costs on each agreement is credited to income at the date of acceptance.

Lending arrangement fees are recognised as income when receivable except when they are charged in lieu of interest in which case they are credited to income over the contractual life of the loan. Other fees arising on development loans are recognised upon practical completion of the underlying development.

All other fees and commissions which represent a return for services provided or risk borne are credited to income over the period during which the service is performed or the risk is borne as appropriate.

New business costs

Initial costs of obtaining new business have been charged in arriving at the profit for the year except in the case of introductory commission paid on instalment credit and finance leasing agreements which is charged against revenue over the primary period of each agreement by the sum of digits method.

Debt securities

Debt securities are held for investment purposes. Premiums and discounts on debt securities having a fixed redemption date are amortised over the period from the date of purchase to the date of maturity. These investments are included in the balance sheet at amortised cost. Gains and losses arising on the realisation of debt securities, net of amortisation adjustments, are taken to the income statement as and when realised.

Debt securities may be lent or sold subject to a commitment to repurchase them. Securities sold are retained on the balance sheet where substantially all the risks and rewards of ownership remain with the Group.

Capital instruments

The issue expenses of capital instruments other than equity and non-equity shares are deducted from the proceeds of issue and, where appropriate, are amortised in the income statement so that the finance costs are allocated to accounting periods over the economic life of these instruments at a constant rate based on their carrying amount. The issue expenses of equity and non-equity capital instruments with an indeterminate economic life are not amortised.

Premiums arising on the issue of equity and non-equity shares are credited to the share premium account. Premiums and discounts arising on the issue of other non-equity capital instruments are included as part of the balance sheet liability and are amortised in the income statement over the economic life of these instruments at a constant rate based on their carrying amount.

Derivatives

Derivative instruments used for trading purposes include swaps, futures, forwards, forward rate agreements and options in the interest rate and foreign exchange markets. These derivatives, which include all customer and proprietary transactions together with any associated hedges, are measured at fair value. Income earned on customer transactions is included in fee and commission income. Other gains and losses are included in dealing profits. Where market prices are not readily available internally generated prices are used. These prices are calculated using recognised formulae for the type of transaction. Unrealised gains and losses are reported gross in other assets or other liabilities after allowing for the effects of qualifying netting agreements where the Group has the right to insist on net settlement that would survive the insolvency of the counterparty.

Derivative instruments used for hedging purposes include swaps, futures, forwards, forward rate agreements and options in the interest rate, foreign exchange and equity markets. Gains and losses on these derivatives which are entered into for specifically designated hedging purposes are taken to the income statement in accordance with the accounting treatment of the underlying transaction. Gains and losses relating to qualifying hedges of firm commitments and anticipated transactions are deferred and taken to the income statement when the hedged transactions occur.

The criteria required for an instrument to be classified as a designated hedge are:

a) adequate evidence of the intention to hedge must be established at the outset of the transaction.
b) the transaction must match or eliminate a proportion of the risk inherent in the assets, liabilities, positions or cash flows being hedged. Changes in the derivative's fair value must be highly correlated with changes in the fair value of the underlying hedged item for the entire life of the contract.

Where these criteria are not met transactions are measured at fair value.

Hedge transactions which are superseded, cease to be effective or are terminated early are measured at fair value. Any gain or loss arising is deferred and reported in other assets or other liabilities. This gain or loss is amortised over the remaining life of the asset, liability, position or cash flow which had previously been hedged.

When the underlying asset, liability or position is terminated, or an anticipated transaction is no longer likely to occur, the hedging transaction is measured at fair value and any gain or loss arising is recognised in full in dealing profits. The unrealised gain or loss is reported in other assets or other liabilities.

Equity shares

Investments in equity shares and other similar instruments are stated at cost less provisions for impairment. The Group has made investments where its interest is 20% or more. The results of these undertakings are not equity accounted in the Group results as these interests form part of an investment portfolio.

2. Segmental reporting

Business segments

	2006					
	Business Lending €m	**Treasury €m**	**Wealth Management €m**	**Group items €m**	**Inter-segment eliminations €m**	**Group €m**
Revenue from external customers	**2,439**	**519**	**396**	**-**	**-**	**3,354**
Inter-segment revenue	**-**	**1,590**	**-**	**-**	**(1,590)**	**-**
Total revenue	**2,439**	**2,109**	**396**	**-**	**(1,590)**	**3,354**
Operating profit	**781**	**83**	**53**	**(71)**	**-**	**846**
Share of results of joint ventures	**4**	**-**	**-**	**-**	**-**	**4**
Profit before taxation	**785**	**83**	**53**	**(71)**	**-**	**850**
External assets	**46,370**	**20,914**	**5,871**	**135**	**-**	**73,290**
Inter-segment assets	**-**	**37,673**	**1,633**	**7,064**	**(46,370)**	**-**
Total assets	**46,370**	**58,587**	**7,504**	**7,199**	**(46,370)**	**73,290**
External liabilities	**-**	**58,587**	**7,504**	**4,512**	**-**	**70,603**
Equity	**-**	**-**	**-**	**2,687**	**-**	**2,687**
Inter-segment liabilities	**46,370**	**-**	**-**	**-**	**(46,370)**	**-**
Total equity and liabilities	**46,370**	**58,587**	**7,504**	**7,199**	**(46,370)**	**73,290**
Capital expenditure	**6**	**4**	**6**	**4**	**-**	**20**
Depreciation and amortisation	**(2)**	**(1)**	**(6)**	**(8)**	**-**	**(17)**
Provisions for impairment on loans and advances	**(65)**	**-**	**(1)**	**-**	**-**	**(66)**
Other non-cash expenses	**(5)**	**(2)**	**(2)**	**(3)**	**-**	**(12)**

	2005					
	Business Lending €m	Treasury €m	Wealth Management €m	Group items €m	Inter-segment eliminations €m	Group €m
Revenue from external customers	1,738	380	249	-	-	2,367
Inter-segment revenue	-	1,072	-	-	(1,072)	-
Total revenue	1,738	1,452	249	-	(1,072)	2,367
Operating profit	566	78	38	(5)	-	677
Share of results of joint ventures	3	-	-	-	-	3
Profit before taxation	569	78	38	(5)	-	680
External assets	32,040	12,574	3,675	124	-	48,413
Inter-segment assets	-	26,038	1,247	4,755	(32,040)	-
Total assets	32,040	38,612	4,922	4,879	(32,040)	48,413
External liabilities	-	38,612	4,922	2,098	-	45,632
Equity	-	-	-	2,781	-	2,781
Inter-segment liabilities	32,040	-	-	-	(32,040)	-
Total equity and liabilities	32,040	38,612	4,922	4,879	(32,040)	48,413
Capital expenditure	29	4	4	7	-	44
Depreciation and amortisation	(2)	(1)	(6)	(4)	-	(13)
Provisions for impairment on loans and advances	(30)	-	-	-	-	(30)
Other non-cash expenses	(4)	(1)	(1)	(2)	-	(8)

Geographical segments

	2006				
	Republic of Ireland €m	**UK & IOM €m**	**USA €m**	**Rest of the World €m**	**Group €m**
Revenue from external customers	**1,857**	**1,192**	**254**	**51**	**3,354**
Total external assets	**42,184**	**24,475**	**4,365**	**2,266**	**73,290**
Capital expenditure	**12**	**7**	**-**	**1**	**20**

	2005				
	Republic of Ireland €m	UK & IOM €m	USA €m	Rest of the World €m	Group €m
Revenue from external customers	1,262	938	122	45	2,367
Total external assets	27,689	16,461	2,476	1,787	48,413
Capital expenditure	21	20	-	3	44

Revenue includes interest and similar income, fee and commission income, dealing profits and other operating income. Inter-segment transactions are conducted on an arm's length basis. Group items include the return earned on the Group's equity capital, the margin cost of subordinated debt and other capital instruments and central overheads. The geographic segments are based primarily on the location of the office sourcing the transaction.

3. Interest and similar income

	2006 €m	2005 €m
Interest on loans and advances to banks	**337**	317
Interest on loans and advances to customers	**2,626**	1,635
Interest on financial assets held on own account	**177**	109
Finance leasing and hire purchase income	**29**	33
	3,169	2,094

4. Interest expense and similar charges

	2006 €m	2005 €m
Interest on debt securities in issue	**429**	251
Interest on subordinated liabilities and other capital instruments	**174**	99
Other interest payable	**1,497**	1,021
	2,100	1,371

5. Dealing profits

	2006 €m	2005 €m
Interest rate contracts	**14**	8
Foreign exchange contracts	**4**	8
Credit contracts	**1**	-
Net gains from financial assets designated at fair value held on own account	**8**	-
Hedge ineffectiveness	**-**	-
	27	16

6. Other operating income

	2006 €m	2005 €m
Increase in fair value of assets designated at fair value held in respect of liabilities to customers under investment contracts	**236**	-
Increase in liabilities designated at fair value held in respect of liabilities to customers under investment contracts	**(237)**	-
Profit on disposal of available-for-sale financial assets	**1**	-
Profit on disposal of debt securities	**-**	4
Profit on disposal of equity shares	**-**	3
Rental income	**9**	8
Other	**2**	1
	11	16

The €236m increase in fair value of assets above excludes €1m attributable to the increase in the share price of ordinary shares in Anglo Irish Bank Corporation plc held in respect of liabilities to customers under investment contracts (note 37).

7. Administrative expenses

	2006 €m	2005 €m
Staff costs:		
Wages and salaries	**148**	124
Share-based payment schemes (note 8)	**22**	16
Retirement benefits cost (note 9)	**19**	13
Social welfare costs	**17**	17
Other staff costs	**4**	2
	210	172
Other administrative costs	**101**	80
	311	252

The average number of persons employed by the Group during the year, analysed by location, was as follows:

	2006	2005
Republic of Ireland	**830**	740
United Kingdom and Isle of Man	**470**	393
United States of America	**63**	37
Rest of the World	**163**	153
	1,526	1,323

8. Share-based payment schemes

The Group operates a number of share-based incentive plans which feature ordinary shares of the parent Bank. The purpose of these plans is to motivate employees to contribute towards the creation of long-term shareholder value. Further details are given below:

Employee Share Option Scheme
On 15 January 1999 the shareholders approved the establishment of the Employee Share Option Scheme ('ESOS') which replaced the scheme originally approved by shareholders in 1988.

Under its terms all qualifying employees may be invited to participate in the scheme at the discretion of the Directors. Options are granted at the middle market price on the day on which the shares were dealt in immediately preceding the date of the invitation. During the continuance of the scheme each participant is limited to a maximum entitlement of scheme shares equivalent to an aggregate value of four times that employee's annual emoluments. Basic tier options may not be transferred or assigned and may be exercised only between the third and tenth anniversaries of their grant, or at such earlier time as approved by the Directors. Second tier options may not be transferred or assigned and may be exercised only between the fifth and tenth anniversaries of their grant, or at such earlier time as approved by the Directors.

In the ten year period from 15 January 1999 the maximum number of basic and second tier options granted under the scheme may not exceed 10% of the issued ordinary share capital of the Bank from time to time. Both the basic and second tier options which may be granted are each restricted to 5% of the issued ordinary share capital of the Bank from time to time.

The exercise of basic tier options granted since 15 January 1999 is conditional upon earnings per share growth of at least 5% compound per annum more than the increase in the Irish consumer price index. The exercise of second tier options granted since 15 January 1999 is conditional upon earnings per share growth of at least 10% compound per annum more than the increase in the Irish consumer price index and the Bank's shares must also rank in the top quartile of companies as regards growth in earnings per share on the Irish Stock Exchange.

Employee Share Ownership Plan
On 14 January 2000 the shareholders approved the establishment of the Anglo Irish Bank Employee Share Ownership Plan ('ESOP'). The plan's trustee may purchase ordinary shares of the Bank in the open market. Eligible employees may be granted options to acquire shares held by the trustee on similar terms and exercise conditions as those applicable to basic tier options under the ESOS above.

The total number of ordinary shares which may be the subject of ESOP options may not, when aggregated with the ordinary shares the subject of options granted under the Save As You Earn ('SAYE') scheme, exceed 5% of the issued ordinary share capital of the Bank from time to time.

Save As You Earn Scheme
On 14 January 2000 the shareholders also approved the establishment of the Anglo Irish Bank SAYE scheme. This scheme has Irish, UK, Austrian, US and Swiss versions in order to conform with local legislation in these jurisdictions.

The Irish version permits eligible employees to enter into a savings contract with the Bank for a three or five year period saving a maximum of €320 per month for the appropriate contract period and to use the proceeds of the savings contract to fund the exercise of three, five or seven year options granted under the scheme. Options are granted at a 25% discount to the market price on the date that employees were invited to enter into these contracts. These options become exercisable when the participants' savings contracts are completed.

8. Share-based payment schemes continued

Save As You Earn Scheme continued

A variation of the Anglo Irish Bank SAYE scheme was introduced for all UK staff of the Group in 2001. This scheme permits eligible employees to enter into a savings contract with an outside financial institution for a three or five year contract period, saving a maximum of Stg£250 per month for the appropriate contract period, and to use the proceeds of the savings contract to fund the exercise of three, five or seven year options granted under the scheme. Options are granted at a 20% discount to the average market price over the week preceding the date that employees were invited to enter into these contracts.

During 2005 an Austrian version of the Anglo Irish Bank SAYE scheme was introduced for all Austrian staff. This scheme permits eligible employees to save up to a maximum of €320 per month for five years and to use the proceeds of the savings contract to fund the exercise of options granted under the scheme. Options are granted at a 25% discount to the market price on the date that employees were invited to enter into these contracts.

A US sub-plan complying with US legislation was put in place during the year. This scheme permits eligible employees to enter into a three or five year savings contract for three, five or seven year options. Employees are permitted to save a maximum of US$400 per month. The option price is set on the date of invitation and is at a 25% discount to the market share price on that date.

A further version was introduced during the year for all Swiss employees. This scheme permits eligible employees to save up to a maximum of CHF500 per month for three or five years and to use the proceeds of the savings contract to fund the exercise of options granted under the scheme. Options are granted at a 25% discount to the market price on the date that employees were invited to enter into these contracts.

Approved Profit Sharing Scheme ('APSS')

The Group operates a share acquisition scheme on terms approved by the Irish Revenue. There are no vesting conditions and the scheme is open to all eligible employees in the Republic of Ireland. An APSS is a scheme whereby a company may allocate shares to qualifying employees and the employee is, subject to certain conditions, exempt from income taxes. Annually at their discretion the Directors set aside a sum of profits out of which a bonus is paid to employees. Eligible employees may elect to receive their profit sharing allocations either in the form of shares or in cash. Such shares are purchased in the open market and held by trustees for a minimum period of two years. The shares are required to be held by trustees for a total period of three years for the employees to obtain the maximum income tax benefit. Such employees may also elect to forego an amount of salary, subject to certain limitations, and use the amount of salary forgone to fund the acquisition of additional shares. The maximum market value of shares that may be appropriated by any employee in a year may not exceed €12,700. Included in the share-based payment cost for 2006 is €7m (2005: €6m) in relation to the profit sharing scheme, €6m (2005: €5m) of which was equity-settled, resulting in the trustees acquiring 542,321 (2005: 654,681) shares at a purchase price of €11.43 (2005: €8.07).

Deferred Share Scheme ('DSS')

At the 30 September 2006 the trustee of the DSS held 1,107,743 (2005: 956,661) shares to honour conditional share awards granted between December 2003 and July 2006 to eligible Group employees as part of their remuneration package. These shares were purchased in the open market and are funded by interest free borrowings from a Group subsidiary undertaking. These share awards are conditional on the relevant employees remaining in the Group's employment for three years from their grant date. The cost of the DSS is expensed evenly to the income statement over the three year vesting period and amounted to €3m in 2006 (2005: €2m). When the awards vest the trustee's borrowings are fully reimbursed by the sponsoring Group employer. During the year 502,959 (2005: 401,141) share awards were granted to employees at a weighted average cost of €11.54 (2005: €8.36).

The share-based payment expense is analysed as follows:

	2006 €m	2005 €m
Share option schemes	12	8
Approved Profit Sharing Scheme	7	6
Deferred Share Scheme	3	2
Total share-based payment schemes (note 7)	22	15

The requirements of IFRS 2 'Share-based Payment' have been applied to all equity share-based payments granted after 7 November 2002.

Movements in options

Movements in options granted under Group share incentive plans are as follows:

ESOS	**2006**		2005	
	Number of options '000	**Weighted average exercise price €**	Number of options '000	Weighted average exercise price €
Outstanding at beginning of year	**18,516**	**4.90**	18,398	3.32
Granted	**3,613**	**11.40**	5,170	8.06
Exercised	**(5,884)**	**3.10**	(4,932)	2.32
Lapsed/forfeited	**(340)**	**7.00**	(120)	4.68
Outstanding at end of year	**15,905**	**7.00**	18,516	4.90
Exercisable at end of year	**3,052**	**3.70**	4,136	1.33

ESOP	**2006**		2005	
	Number of options '000	**Weighted average exercise price €**	Number of options '000	Weighted average exercise price €
Outstanding at beginning of year	**1,487**	**7.48**	422	2.78
Granted	**718**	**11.28**	1,240	8.19
Exercised	**(176)**	**5.05**	(175)	1.20
Lapsed/forfeited	**(60)**	**7.97**	-	-
Outstanding at end of year	**1,969**	**9.07**	1,487	7.48
Exercisable at end of year	**51**	**1.20**	127	1.20

SAYE	**2006**		2005	
	Number of options '000	**Weighted average exercise price €**	Number of options '000	Weighted average exercise price €
Outstanding at beginning of year	**3,690**	**3.36**	4,007	2.56
Granted	**914**	**8.92**	764	7.36
Exercised	**(1,502)**	**1.79**	(815)	2.29
Lapsed/forfeited	**(191)**	**5.60**	(266)	6.13
Outstanding at end of year	**2,911**	**5.77**	3,690	3.36
Exercisable at end of year	**11**	**3.34**	10	2.43

8. **Share-based payment schemes** continued

The ranges of exercise prices, weighted average exercise prices, weighted average remaining contractual life and the number of options outstanding for the option schemes were as follows:

	30 September 2006			
	Range of exercise prices	**Weighted average exercise price €**	**Weighted average remaining contractual life in years**	**Number of outstanding options '000**
ESOS	Up to €4	**2.04**	**5**	**1,787**
	€4 to €7	**5.06**	**7**	**5,975**
	€7 to €10	**8.00**	**8**	**4,525**
	€10 to €13	**11.38**	**9**	**3,618**
ESOP	Up to €4	**1.20**	**4**	**51**
	€4 to €7	**6.76**	**8**	**120**
	€7 to €10	**8.02**	**8**	**985**
	€10 to €13	**11.18**	**9**	**813**
SAYE	Up to €4	**1.77**	**2**	**748**
	€4 to €7	**4.62**	**1**	**679**
	€7 to €10	**8.30**	**3**	**1,484**

	30 September 2005			
	Range of exercise prices	Weighted average exercise price €	Weighted average remaining contractual life in years	Number of outstanding options '000
ESOS	Up to €4	1.63	5	5,306
	€4 to €7	5.09	8	8,155
	€7 to €10	7.99	9	5,025
	€10 to €13	10.95	10	30
ESOP	Up to €4	1.20	5	127
	€4 to €7	6.76	9	120
	€7 to €10	8.02	9	1,145
	€10 to €13	10.33	10	95
SAYE	Up to €4	1.80	2	2,282
	€4 to €7	4.62	2	758
	€7 to €10	7.39	4	650

Option pricing model

A binomial lattice option pricing model has been used to determine the value of options granted. The following tables detail the assumptions used and the resulting weighted average fair values provided by the option pricing model.

	2006					
	ESOS Basic	ESOS Second Tier	ESOP	SAYE Three	SAYE Five	SAYE Seven
Number of options ('000)	1,354	2,259	718	438	372	104
Exercise price (€)	11.46	11.36	11.28	8.92	8.93	8.90
Vesting period (years)	3	5	3	3	5	7
Expected volatility	27%	30%	27%	25%	29%	29%
Option life (years)	10	10	10	3.5	5.5	7.5
Risk-free rate	3.0%	3.2%	3.1%	3.1%	3.2%	3.3%
Dividend yield	1.5%	1.5%	1.5%	1.5%	1.5%	1.5%
Fair value per option (€)	2.52	3.35	2.53	4.79	5.35	5.73

	2005					
	ESOS Basic	ESOS Second Tier	ESOP	SAYE Three	SAYE Five	SAYE Seven
Number of options ('000)	1,975	3,195	1,240	481	262	21
Exercise price (€)	8.05	8.07	8.19	7.42	7.26	7.17
Vesting period (years)	3	5	3	3	5	7
Expected volatility	30%	30%	30%	29%	30%	31%
Option life (years)	10	10	10	3.5	5.5	7.5
Risk-free rate	2.9%	3.3%	2.9%	2.8%	2.9%	3.4%
Dividend yield	1.5%	1.5%	1.5%	1.5%	1.5%	1.5%
Fair value per option (€)	1.93	2.38	1.96	3.36	3.79	4.06

The volatility assumption is set by taking historical volatility appropriate to the expected lives of the options. The risk-free rate is the yield on iBoxx Eurozone Sovereign bonds appropriate to the expected lives of the options. The expected lives of options are based on historical data.

There have been no modifications to the Group's share-based payment schemes during the course of 2006 or 2005. The weighted average share price at the dates of option exercise during the year was €12.60 (2005: €9.46).

9. Retirement benefits

Retirement benefit charge	2006 €m	2005 €m
Defined benefit schemes and unfunded schemes	**7**	7
Defined contribution schemes	**12**	6
Total charge to income statement for the year (note 7)	**19**	13

The parent Bank operates two defined benefit non-contributory pension schemes in Ireland. The assets of these schemes are held in separate trustee administered funds. These schemes have been closed to new members since January 1994. New Irish employees after that date join a funded scheme on a defined contribution basis. There are also funded defined contribution pension plans covering eligible Group employees in other locations as well as an unfunded defined benefit pension plan in relation to certain of the Group's Austrian employees.

Details of defined benefit schemes

The pension charge in the income statement relating to all defined benefit pension schemes is based on the advice of an independent actuary. Full actuarial valuations have been prepared as at 30 September 2006 by an independent actuary using the projected unit method. Using this method the current service cost will increase as the members of closed schemes approach retirement. The actuarial valuations are only available for inspection by members of the schemes.

The principal assumptions used, which are based on the advice of an independent actuary, are set out in the table below:

Financial assumptions	2006 % pa	2005 % pa
Discount rate for liabilities of the schemes	**4.60**	4.30
Rate of increase in salaries	**4.00**	4.00
Rate of increase in pensions	**2.25 to 3.00**	2.25 to 3.00
Inflation rate	**2.25**	2.25

The key mortality assumptions used in estimating the actuarial value of the liabilities are based on the PMA/PFA92 (c=2025) tables for actives and deferreds and PMA/PFA92 (c=2010) for pensioners. For future pensioners the assumed average life expectancy of an individual retiring at age 65 is 20.2 years for males and 23.2 years for females. For current pensioners the assumed average life expectancy of an individual at age 65 is 19.0 years for males and 22.0 years for females.

The market value of assets in the schemes and the expected long-term rates of return were:

	Expected return 2006 %	Market value of assets 2006 €m	Expected return 2005 %	Market value of assets 2005 €m
Equities	**7.4**	**63**	6.6	55
Bonds	**3.8**	**6**	3.1	6
Property	**6.4**	**4**	4.6	4
Hedge funds	**6.4**	**7**	5.6	7
Cash	**2.0**	**38**	2.0	35
Total market value of schemes' assets	**5.4**	**118**	4.8	107
Actuarial value of liabilities of funded schemes		**(105)**		(98)
Surplus in the funded schemes - parent Bank		**13**		9
Pension reimbursement right in subsidiary		**3**		3
Retirement benefit assets		**16**		12

As at 30 September 2006, the assets of the pension schemes included ordinary shares in the parent Bank amounting to €1m (2005: €1m).

Retirement benefit liabilities	**2006 €m**	2005 €m
Present value of unfunded obligations in subsidiary	**(7)**	(7)

The €7m (2005: €7m) present value of unfunded obligations relates to the Group's Austrian subsidiary. Of this amount, €3m (2005: €3m) is reimbursed by the former shareholders of that subsidiary.

The following table sets out the components of the defined benefit cost:

Components of pension expense	**2006 €m**	2005 €m
Included in administrative expenses:		
Current service cost	**3**	2
Past service cost	**5**	4
Settlements and curtailments	**-**	2
Expected return on assets of pension schemes	**(5)**	(5)
Interest on liabilities of pension schemes	**4**	4
Cost of providing defined retirement benefits	**7**	7

The actual return on assets during the year ended 30 September 2006 was €8m (2005: €11m).

9. Retirement benefits continued

Amount recognised in statement of recognised income and expense ('SORIE')

	2006 €m	2005 €m
Actual return less expected return on assets of the pension schemes	**3**	6
Experience losses on liabilities of the pension schemes	**(1)**	(4)
Change in assumptions underlying the present value of schemes' liabilities	**4**	(17)
Actuarial gain/(loss) under IAS 19 (before adjustment for tax)	**6**	(15)
Cumulative amount of actuarial losses (before adjustment for tax) recognised since 1 October 2004 in the SORIE to end of year *	**(9)**	(15)

* Of which €9m (2005: €15m) was recognised in the parent Bank.

Reconciliation of defined benefit obligations during the year

	2006 €m	2005 €m
Defined benefit obligation at beginning of year	**98**	80
Current service cost	**3**	2
Past service cost	**5**	4
Interest cost	**4**	4
Settlements and curtailments	**-**	2
Benefit payments	**(2)**	(15)
Actuarial (gain)/loss during year	**(3)**	21
Defined benefit obligation at end of year	**105**	98

Reconciliation of the fair value of scheme assets during the year

	2006 €m	2005 €m
Fair value of schemes' assets at beginning of year	**107**	84
Expected return	**5**	5
Contributions paid by employer	**5**	27
Benefit payments	**(2)**	(15)
Actuarial gain during year	**3**	6
Fair value of schemes' assets at end of year	**118**	107

History of experience gains and losses

	2006	2005
	€m	€m
Difference between actual and expected return on assets:		
Amount	3	6
Percentage of schemes' assets at year end	3%	6%
Experience losses on liabilities:		
Amount	(1)	(4)
Percentage of schemes' liabilities at year end	1%	4%
Total amount recognised in SORIE:		
Amount	6	(15)
Percentage of schemes' liabilities at year end	6%	15%

Defined benefit pension plans

	2006	2005
	€m	€m
Funded defined benefit obligation	(105)	(98)
Plan assets	118	107
Surplus within funded plans	13	9

Additional information

The expected employer contributions for defined benefit schemes for the year ending 30 September 2007 are €2m.

10. Auditor's remuneration (including irrecoverable VAT)

	2006 €m	2005 €m
Audit and assurance services		
Statutory audit	**0.9**	0.7
Audit related services	**0.3**	0.4
	1.2	1.1
Other services	**0.1**	-
	1.3	1.1

Audit related services consist primarily of fees in relation to tax compliance, letters of comfort and transition to IFRS.

11. Taxation

	2006 €m	2005 €m
Current taxation		
Irish Corporation Tax - current year	**100**	80
- prior years	**(1)**	(1)
Double taxation relief	**(26)**	(24)
Irish Bank Levy	**1**	5
Foreign tax - current year	**86**	85
- prior years	**(3)**	(2)
	157	143
Deferred taxation		
Current year	**35**	(3)
	192	140
Effective tax rate	**22.6%**	20.6%

The reconciliation of taxation on profits at the standard Irish Corporation Tax rate to the Group's actual tax charge is analysed as follows:

	2006 €m	2005 €m
Profit before taxation at 12.5%	**106**	85
Effects of:		
Foreign earnings subject to different tax rates	**91**	51
Irish Bank Levy	**1**	5
Overprovision in prior years	**(4)**	(3)
Other	**(2)**	2
Taxation charge for year	**192**	140

12. Profit attributable to equity holders of the parent

€602m (2005: €465m) of the Group profit for the year attributable to equity holders is dealt with in the financial statements of the parent Bank. As permitted by Irish legislation, a separate income statement for the parent Bank has not been presented.

13. Minority interest

	2006 €m	2005 €m
The profit attributable to minority interest is analysed as follows:		
Equity interest	1	1
Non-equity interest	-	44
	1	45

The non-equity interest of €44m relates to coupon entitlements attributable to holders of the €600m Perpetual Preferred Securities, US$125m Series A Preference Shares and €160m Series B Preference Shares in respect of the year ended 30 September 2005. These capital instruments were reclassified as debt from 1 October 2005 under IAS 32 (note 39). Coupons on these capital instruments are expensed as interest from that date.

14. Distributions on equity shares

	2006 €m	2005 €m
Ordinary shares of €0.16 each		
2005 final dividend of 9.03c per share (2004: 7.52c)	61	50
2006 interim dividend of 5.40c per share (2005: 4.51c)	39	30
	100	80
Final dividend scrip	(22)	(19)
Interim dividend scrip	(4)	(10)
Equity dividends paid	74	51
Accrued dividend on preference shares	-	8
Deduction from retained profits (note 42)	74	59

Dividends on ordinary shares are recognised in equity in the period in which they are approved. Dividends declared after the balance sheet date are disclosed in note 54.

Dividends on preference shares have been treated as interest from 1 October 2005 as these preference shares were reclassified as debt under IAS 32 from that date.

15. Earnings per share

	2006	2005
Basic		
Profit attributable to ordinary shareholders	**€657m**	€487m
Weighted average number of shares in issue during the year	**701m**	670m
Basic earnings per share	**93.7c**	72.7c
Diluted		
Profit attributable to ordinary shareholders	**€657m**	€487m
Weighted average number of shares in issue during the year	**701m**	670m
Dilutive effect of options outstanding	**11m**	11m
Diluted weighted average number of shares	**712m**	681m
Diluted earnings per share	**92.3c**	71.5c

The calculation of basic earnings per ordinary share is based on the profit attributable to ordinary shareholders divided by the weighted average number of ordinary shares in issue excluding own shares held to satisfy share options granted or to be granted under the Anglo Irish Bank Employee Share Ownership Plan, shares held in respect of the Deferred Share Scheme and shares purchased by Anglo Irish Assurance Company Limited for the benefit of policyholders.

The 2005 profit attributable to ordinary shareholders is stated after deducting €8m of dividends attributable to preference shareholders of the parent. Dividends on these preference shares are expensed as interest in arriving at the 2006 profit attributable to ordinary shareholders as these preference shares have been reclassified as debt under IAS 32 from 1 October 2005.

16. Cash and balances with central banks

These amounts include only those balances with central banks which may be withdrawn without notice.

17. Financial assets at fair value through profit or loss

	The Group 2006 €m	The Bank 2006 €m
Held on own account		
Trading securities - certificates of deposit	433	433
Equity shares designated at fair value	23	3
	456	436
Of which listed	9	-
Of which unlisted	447	436
	456	436
Held in respect of liabilities to customers under investment contracts (note 37)		
Debt securities	41	-
Equity shares	268	-
	309	-
Of which listed	301	-
Of which unlisted	8	-
	309	-

From 1 October 2005 financial assets held for trading or designated on initial recognition at fair value through profit or loss are classified and measured in accordance with IAS 39.

Financial assets held in respect of liabilities to customers under investment contracts were designated at fair value through profit or loss on 1 October 2005. These financial assets were also carried at their fair value of €274m under Irish GAAP, split €95m as debt securities and €179m as equity shares.

On 1 October 2005 equity shares with a carrying value of €16m under Irish GAAP for the Group (Bank: €4m) were designated at fair value through profit or loss. The fair value of these assets was €17m (Bank: €4m) at that date.

18. Derivative financial instruments

Details of the objectives, policies and strategies arising from the Group's use of financial instruments, including derivative financial instruments, are presented in note 46 on risk management and control.

The following tables present the notional and fair value amounts of derivative financial instruments, analysed by product and purpose, as at 30 September 2006. As permitted by IFRS 1 the information for 30 September 2005 has been prepared under Irish GAAP, as presented in the 2005 financial statements.

18. Derivative financial instruments continued

Derivatives held for trading	The Group Contract notional amount €m	Fair values Assets €m	Fair values Liabilities €m
Interest rate contracts			
Interest rate swaps	48,312	335	(306)
Interest rate caps, floors and options - held and written	10,246	19	(20)
Forward rate agreements	529	-	-
Interest rate futures - bought and sold	6,457	-	-
Exchange traded options - bought and sold	3,330	-	-
Interest rate contracts total	68,874	354	(326)
Foreign exchange contracts			
Forward foreign exchange	12,603	72	(68)
Foreign exchange options - held and written	5,675	8	(9)
Currency swaps*	1,053	1,021	(1,060)
Foreign exchange contracts total	19,331	1,101	(1,137)
Other			
Equity index options - held and written	464	60	(60)
Credit derivatives	233	1	-
	697	61	(60)
Total trading derivative financial instruments	88,902	1,516	(1,523)
Derivatives held for hedging			
Derivatives designated as fair value hedges			
Interest rate swaps	5,537	65	(80)
Cross-currency interest rate swaps*	825	827	(833)
	6,362	892	(913)
Derivatives designated as cash flow hedges			
Interest rate swaps	5,323	41	(31)
Forward foreign exchange	590	3	(8)
	5,913	44	(39)
Total hedging derivative financial instruments	12,275	936	(952)
Derivatives held in respect of liabilities to customers under investment contracts (note 37)	1,084	7	(15)
Total derivative financial instruments	102,261	2,459	(2,490)

* Currency swaps and cross-currency interest rate swaps have an exchange of principal amounts on settlement. The fair value of such items are shown gross on the balance sheet.

The weighted average remaining term of the Group's cash flow hedges is 1.7 years. The maximum remaining term of any individual cash flow hedge is 10 years.

Derivatives held for trading	Contract notional amount €m	The Bank Fair values Assets €m	Liabilities €m
Interest rate contracts			
Interest rate swaps - external	49,991	364	(345)
- Group	1,864	39	(33)
Interest rate caps, floors and options - held and written	10,246	19	(20)
Forward rate agreements	529	-	-
Interest rate futures - bought and sold	6,457	-	-
Exchange traded options - bought and sold	3,330	-	-
Interest rate contracts total	72,417	422	(398)
Foreign exchange contracts			
Forward foreign exchange	12,603	72	(68)
Foreign exchange options - held and written	5,675	8	(9)
Currency swaps*	1,053	1,021	(1,060)
Foreign exchange contracts total	19,331	1,101	(1,137)
Other			
Equity index options - held and written	464	60	(60)
Credit derivatives	233	1	-
	697	61	(60)
Total trading derivative financial instruments	92,445	1,584	(1,595)
Derivatives held for hedging			
Derivatives designated as fair value hedges			
Interest rate swaps	3,858	36	(41)
Cross-currency interest rate swaps*	825	827	(833)
	4,683	863	(874)
Derivatives designated as cash flow hedges			
Interest rate swaps	5,323	41	(31)
Forward foreign exchange	590	3	(8)
	5,913	44	(39)
Total hedging derivative financial instruments	10,596	907	(913)
Total derivative financial instruments	103,041	2,491	(2,508)

* Currency swaps and cross-currency interest rate swaps have an exchange of principal amounts on settlement. The fair value of such items are shown gross on the balance sheet.

18. Derivative financial instruments continued

Trading derivatives

The following table represents the underlying principal amount and fair value by class of derivative utilised in the trading activities of the Group at 30 September 2005. This table has been prepared in accordance with Irish GAAP, as presented in the 2005 financial statements.

Trading book	Underlying principal amount €m	Fair value €m
Interest rate contracts		
Interest rate swaps	38,962	
in a favourable position		431
in an unfavourable position		(418)
Forward rate agreements	988	
in a favourable position		-
in an unfavourable position		-
Interest rate futures	4,100	
in a favourable position		-
in an unfavourable position		-
Interest rate caps, floors and options held	4,148	
in a favourable position		19
in an unfavourable position		-
Interest rate caps, floors and options written	4,345	
in a favourable position		-
in an unfavourable position		(18)
Exchange traded options held	1,553	
in a favourable position		-
in an unfavourable position		-
Exchange traded options written	1,148	
in a favourable position		-
in an unfavourable position		-
Foreign exchange contracts		
Forward foreign exchange	10,922	
in a favourable position		76
in an unfavourable position		(68)
Foreign exchange options	3,624	
in a favourable position		23
in an unfavourable position		(22)
Currency swaps	4	
in a favourable position		-
in an unfavourable position		-

The following table represents the underlying principal amount, weighted average maturity and fair value by class of derivative utilised in the trading activities of the Group at 30 September 2005. This table has been prepared in accordance with Irish GAAP, as presented in the 2005 financial statements.

Trading book	Underlying principal amount €m	Weighted average maturity in years	Fair value €m
Interest rate contracts			
Interest rate swaps - receive fixed			
1 year or less	3,110	1	20
1 to 5 years	10,358	3	149
5 to 10 years	4,270	8	184
Over 10 years	683	17	26
Interest rate swaps - pay fixed			
1 year or less	5,429	-	(53)
1 to 5 years	9,743	3	(133)
5 to 10 years	4,573	8	(157)
Over 10 years	693	17	(13)
Interest rate swaps - pay and receive floating			
1 year or less	29	1	..
1 to 5 years	74	1	..
Forward rate agreements - loans			
1 year or less	295	1	..
1 to 5 years	100	1	-
Forward rate agreements - deposits			
1 year or less	393	-	-
1 to 5 years	200	1	-
Interest rate futures			
1 year or less	2,607	1	-
1 to 5 years	1,493	2	-
Interest rate caps, floors and options held			
1 year or less	530	1	1
1 to 5 years	3,313	3	14
5 to 10 years	301	7	4
Over 10 years	4	14	-
Interest rate caps, floors and options written			
1 year or less	606	1	(1)
1 to 5 years	3,427	3	(13)
5 to 10 years	308	7	(4)
Over 10 years	4	14	-
Exchange traded options held			
1 year or less	1,553	-	-
Exchange traded options written			
1 year or less	1,148	-	-
Foreign exchange contracts			
Forward foreign exchange			
1 year or less	10,194	-	7
1 to 5 years	728	1	1
Foreign exchange options			
1 year or less	3,485	-	1
1 to 5 years	139	2	-
Currency swaps			
5 to 10 years	4	6	-

18. Derivative financial instruments continued

Non-trading derivatives

The following table sets out the underlying principal amount, weighted average maturity and fair value by class of derivative used in the Group's non-trading activities at 30 September 2005. This table has been prepared in accordance with Irish GAAP, as presented in the 2005 financial statements.

Non-trading book	Underlying principal amount €m	Weighted average maturity in years	Fair value €m
Interest rate contracts			
Interest rate swaps-receive fixed			
1 year or less	1,846	-	34
1 to 5 years	2,727	2	44
5 to 10 years	1,286	8	41
Over 10 years	838	13	19
Interest rate swaps-pay fixed			
1 year or less	74	-	(3)
1 to 5 years	359	2	(9)
5 to 10 years	247	7	(25)
Over 10 years	93	17	(19)
Interest rate swaps-pay and receive floating			
1 year or less	4	-	-
1 to 5 years	848	2	(11)
5 to 10 years	20	8	-
Over 10 years	600	29	(6)
Interest rate caps, floors and options written			
1 to 5 years	164	2	(2)
5 to 10 years	322	6	-
Over 10 years	600	29	(23)
Foreign exchange contracts			
Forward foreign exchange			
1 year or less	3,811	-	6
1 to 5 years	303	2	(4)
Equity contracts			
Equity index-linked contracts			
1 year or less	20	1	6
1 to 5 years	89	4	23
5 to 10 years	136	6	8

19. Loans and advances to banks

	The Group		The Bank	
	2006	2005	**2006**	2005
	€m	€m	**€m**	€m
Placements with banks	**9,728**	6,307	**7,654**	4,602
Securities purchased with agreements to resell	**2,696**	91	**2,696**	91
	12,424	6,398	**10,350**	4,693
Amounts include:				
Due from Group undertakings			**15**	40

The Group's loans and advances to banks include €179m (2005: €145m) held in respect of liabilities to customers under investment contracts (note 37).

20. Available-for-sale financial assets

From 1 October 2005 debt securities held for investment purposes and certain equity shares have been reclassified as available-for-sale in accordance with IAS 39. The comparative information for debt securities and equity shares has not been restated and has been prepared under Irish GAAP, as presented in the 2005 financial statements (notes 24 and 25).

	The Group	The Bank
	2006	**2006**
	€m	**€m**
Investment securities		
Government bonds	**698**	**685**
Other debt securities:		
Listed	**4,161**	**4,161**
Unlisted	**280**	**280**
Equity shares:		
Listed	**8**	**8**
Unlisted	**8**	**7**
Total	**5,155**	**5,141**

The movement on available-for-sale financial assets is summarised below:

	The Group	The Bank
At 1 October 2005	**5,005**	**4,992**
Additions	**2,538**	**2,522**
Disposals (sales and redemptions)	**(2,340)**	**(2,325)**
Fair value and other adjustments	**(48)**	**(48)**
At 30 September 2006	**5,155**	**5,141**

Available-for-sale financial assets of €1,650m have been pledged to third parties in sale and repurchase agreements for periods not exceeding six months.

The amount removed from equity and recognised as income in the income statement in respect of available-for-sale financial assets amounted to €1m during the year (Bank: €1m).

21. Loans and advances to customers

	The Group		The Bank	
	2006	2005	**2006**	2005
	€m	€m	**€m**	€m
Amounts receivable under finance leases (note 23)	**127**	147	**104**	119
Amounts receivable under hire purchase contracts (note 23)	**186**	325	**61**	106
Other loans and advances to customers	**49,099**	33,467	**48,796**	33,800
	49,412	33,939	**48,961**	34,025
Provisions for impairment (note 22)	**(270)**	(339)	**(243)**	(314)
	49,142	33,600	**48,718**	33,711
Amounts include:				
Due from Group undertakings			**4,199**	3,211

The Bank's other loans and advances to customers include €1,085m (2005: €821m) lent to fund assets held in respect of liabilities to customers under investment contracts (note 37).

The comparative provisions for impairment have been restated to include interest provisions of €30m (Bank: €26m) as required by IAS 39.

	The Group			
Risk concentrations	**2006**	**% of total**	2005	% of total
	€m	**loans**	€m	loans
Republic of Ireland	**17,475**	**36%**	11,822	35%
United Kingdom	**21,925**	**45%**	15,790	47%
Mainland Europe	**2,551**	**5%**	1,425	4%
United States of America	**4,659**	**9%**	2,531	8%
Loans secured on real estate *	**46,610**	**95%**	31,568	94%
Other secured	**2,532**	**5%**	2,032	6%
Total loans and advances to customers	**49,142**	**100%**	33,600	100%

* This analysis is based on the geographical location of the secured real estate.

22. Provisions for impairment on loans and advances

	The Group		The Bank	
	2006	2005	**2006**	2005
	€m	€m	**€m**	€m
At beginning of year	**339**	289	**314**	270
Implementation of IAS 39 on 1 October 2005	**(123)**	-	**(110)**	-
Charge against profits - specific	**36**	30	**23**	27
- collective	**30**	-	**26**	-
Write-offs	**(13)**	(13)	**(12)**	(12)
Recoveries of previous write-offs	**1**	2	**1**	2
Exchange movements	**-**	1	**-**	1
Transfer to subsidiary	**-**	-	**1**	-
	270	309	**243**	288
Interest provision reclassification on 1 October 2005	**-**	30	**-**	26
At end of year	**270**	339	**243**	314
Specific	**143**	107	**125**	100
Collective	**127**	-	**118**	-
General	**-**	232	**-**	214
Total	**270**	339	**243**	314
Impaired loans	**263**	217	**196**	199

To aid comparison, the 2005 amounts for impaired loans are stated before interest provisions.

Included within interest income is €6m in respect of interest income earned on impaired loans and advances.

23. Leasing

Loans and advances to customers include amounts receivable under finance leases and hire purchase contracts analysed by remaining maturity as follows:

	The Group		The Bank	
	2006	2005	**2006**	2005
	€m	€m	**€m**	€m
Gross receivables:				
Three months or less	**70**	65	**47**	33
One year or less but over three months	**93**	142	**43**	60
Five years or less but over one year	**166**	296	**84**	148
Over five years	**6**	8	**4**	1
	335	511	**178**	242
Unearned future income	**(22)**	(39)	**(13)**	(17)
Net receivables (note 21)	**313**	472	**165**	225

The cost of assets acquired by the Group during the year for letting under finance leases and hire purchase contracts amounted to €68m (2005: €269m).

24. Debt securities

The Group	2005 Book Value €m	2005 Market Value €m
Listed:		
Government stocks	225	233
Other listed public bodies	10	10
Private sector investments	4,097	4,118
	4,332	4,361
Unlisted:		
Bank and building society certificates of deposit	601	602
	4,933	4,963
Debt securities attributable to life assurance policyholders	95	95
	5,028	5,058
Due within one year	1,986	
Due one year and over	3,042	
	5,028	
The Bank		
Listed:		
Government stocks	216	224
Other listed public bodies	10	10
Private sector investments	4,095	4,114
	4,321	4,348
Unlisted:		
Bank and building society certificates of deposit	601	602
	4,922	4,950
Due within one year	1,978	
Due one year and over	2,944	
	4,922	

At 1 October 2005 debt securities were reclassified as available-for-sale financial assets under IAS 39 (note 20).

25. Equity shares

Equity shares and other similar instruments	The Group 2005 €m	The Bank 2005 €m
Held on own account as financial fixed assets	24	11
Equity shares attributable to life assurance policyholders	179	-
	203	11

In the opinion of the Directors, the value of the individual unlisted investments at 30 September 2005 was not less than their book amount.

At 1 October 2005 equity shares were reclassified under IAS 39 as either financial assets at fair value through profit or loss (note 17) or available-for-sale financial assets (note 20).

26. Interests in joint ventures

	The Group 2006 €m	The Group 2005 €m
Unlisted		
At beginning of year	**23**	12
Investment in joint ventures	**51**	9
Share of results	**4**	3
Distributions	**(11)**	(2)
Exchange movements	**1**	1
At end of year	**68**	23
Group's share of:		
Current assets	**57**	11
Non-current assets	**244**	109
Current liabilities	**(11)**	(5)
Non-current liabilities	**(222)**	(92)
Interests in joint ventures	**68**	23
Income	**19**	12
Expenses	**(14)**	(9)
Taxation	**(1)**	-
Share of results of joint ventures	**4**	3

	Country of incorporation	Principal activity	Group's interest in equity and loan capital	Issued capital and loan stock €m
Taurus Euro Retail Holdings Sarl *	Luxembourg	Property investment	59%	34
The Anglo Irish UK Property Fund SLP	Scotland	Property investment	27%	7
The Second Anglo Irish UK Property Fund SLP	Scotland	Property investment	19%	17
Ensign Ventures Limited	England	Property investment	50%	2
Moorvale Investments Limited	England	Property investment	50%	-
Aggmore Europe I SA	Luxembourg	Property investment	49%	17

* The Group's interest in the issued share capital of this entity is greater than 50%. However, the substance and legal form of this venture is such that it is a jointly controlled entity.

At 30 September 2006 the Group had neither capital commitments nor contingent liabilities, whether incurred jointly or otherwise, in relation to its joint venture interests.

27. Investments in Group undertakings

	The Bank 2006 €m	The Bank 2005 €m
Investments in subsidiary undertakings at cost less provisions for impairment	**789**	613

Principal subsidiary undertakings	Principal activity	Country of registration
Anglo Irish Asset Finance plc	Finance	United Kingdom
Anglo Irish Asset Management Limited	Fund management	Republic of Ireland
Anglo Irish Assurance Company Limited	Life assurance and pensions	Republic of Ireland
Anglo Irish Bank (Austria) A.G.	Banking	Austria
Anglo Irish Bank Corporation (I.O.M.) P.L.C.	Banking	Isle of Man
Anglo Irish Bank (Suisse) S.A.	Banking	Switzerland
Anglo Irish Capital Funding Limited	Finance	Cayman Islands
Anglo Irish International Financial Services Limited	Finance	Republic of Ireland
Anglo Irish Limited	Finance	Isle of Man
Anglo Irish Property Lending Limited	Finance	United Kingdom
Anglo Irish Trust Company Limited	Trust services	Isle of Man
Buyway Group Limited	Investment holding	Republic of Ireland
CDB (U.K.) Limited	Investment holding	United Kingdom
Irish Buyway Limited	Finance	Republic of Ireland
Knightsdale Limited	Finance	Republic of Ireland
Sparta Financial Services	Finance	Republic of Ireland
Steenwal B.V.	Investment holding	The Netherlands
The Anglo Aggmore Limited Partnership	Property	United Kingdom
Anglo Irish Capital UK LP	Finance	United Kingdom
Anglo Irish Capital UK (2) LP	Finance	United Kingdom

The Group owns all of the issued ordinary share capital of all subsidiary undertakings listed unless otherwise stated. All of the Group undertakings are included in the consolidated accounts. The Group holds 75% of the capital contributed to the The Anglo Aggmore Limited Partnership. The capital contributors earn a return of 10% per annum on their capital and thereafter the Group is entitled to 50% of the remaining profits of this partnership. The Group is the general partner of Anglo Irish Capital UK LP, Anglo Irish Capital UK (2) LP and The Anglo Aggmore Limited Partnership.

Each subsidiary undertaking operates principally in the country in which it is registered. A complete listing of Group undertakings will be annexed to the annual return of the Bank in accordance with the requirements of the Companies Acts. Investments in certain subsidiary undertakings operating as credit institutions are not directly held by the parent undertaking.

28. Intangible assets

	The Group		The Bank
	Computer software €m	Goodwill €m	Computer software €m
Cost			
At 1 October 2004	28	67	14
Additions	12	-	10
At 30 September 2005	40	67	24
Additions	12	-	12
Exchange movement	-	(1)	-
At 30 September 2006	52	66	36
Accumulated amortisation and impairment losses			
At 1 October 2004	11	-	5
Charge for the year	7	-	3
At 30 September 2005	18	-	8
Charge for the year	10	-	6
At 30 September 2006	28	-	14
Net book value			
At 30 September 2006	24	66	22
At 30 September 2005	22	67	16

Goodwill, all of which relates to unquoted investments, has arisen primarily on the acquisitions of Anglo Irish Bank (Suisse) S.A. (€48m) and Anglo Irish Trust Company Limited (€18m). During 2006 there was no impairment of goodwill (2005: nil). Impairment testing is performed at least annually by comparing the carrying value of goodwill to the recoverable amount, which is based on a value in use calculation. This calculation uses cash flows based on management's projections, extrapolated in perpetuity. These cash flows are discounted at the weighted average cost of capital for the Group. The weighted average cost of capital is based on the weighted average cost of debt combined with the cost of equity capital as determined by the capital asset pricing model.

Other intangible assets, comprising computer software which is not integral to hardware, were reclassified on IFRS transition at 1 October 2004 from property, plant and equipment. Additionally, as required by IFRS, directly related internal computer software development costs have been capitalised.

29. Investment property - held on own account

	The Group	
	2006	2005
	€m	€m
Cost		
At beginning of year	**37**	25
Additions	**-**	12
At end of year	**37**	37
Accumulated depreciation		
At beginning of year	**-**	-
Charge for the year	**1**	-
At end of year	**1**	-
Net book value		
At end of year	**36**	37
At beginning of year	**37**	25

The fair value of investment property held on own account at 30 September 2006 is €44m (2005: €40m).

30. Investment property - held in respect of liabilities to customers under investment contracts

	The Group	
	2006	2005
	€m	€m
Fair value		
At beginning of year	**1,219**	599
Additions	**635**	562
Disposals	**(99)**	(49)
Fair value movements	**201**	107
At end of year	**1,956**	1,219

31. Property, plant and equipment

The Group	Freehold properties €m	Leasehold improvements €m	Equipment and motor vehicles €m	Total €m
Cost				
At 1 October 2004	5	14	39	58
Additions	-	12	8	20
Disposals	-	-	(1)	(1)
At 30 September 2005	5	26	46	77
Additions	-	5	3	8
Disposals	-	-	(2)	(2)
At 30 September 2006	5	31	47	83
Accumulated depreciation				
At 1 October 2004	1	6	29	36
Charge for the year	-	2	4	6
Disposals	-	-	(1)	(1)
At 30 September 2005	1	8	32	41
Charge for the year	-	3	3	6
Disposals	-	-	(1)	(1)
At 30 September 2006	1	11	34	46
Net book value				
At 30 September 2006	4	20	13	37
At 30 September 2005	4	18	14	36

The Group occupies properties with a net book value of €22m at 30 September 2006 (2005: €16m) in the course of carrying out its own activities.

At 1 October 2004, on transition to IFRS, computer software which is not integral to hardware was reclassified from property, plant and equipment to intangible assets (note 28).

31. Property, plant and equipment continued

The Bank	Leasehold improvements €m	Equipment and motor vehicles €m	Total €m
Cost			
At 1 October 2004	12	30	42
Additions	1	8	9
Disposals	-	(1)	(1)
At 30 September 2005	13	37	50
Additions	4	3	7
Disposals	-	(1)	(1)
At 30 September 2006	17	39	56
Accumulated depreciation			
At 1 October 2004	4	23	27
Charge for the year	1	4	5
Disposals	-	(1)	(1)
At 30 September 2005	5	26	31
Charge for the year	2	3	5
Disposals	-	(1)	(1)
At 30 September 2006	7	28	35
Net book value			
At 30 September 2006	10	11	21
At 30 September 2005	8	11	19

At 1 October 2004, on transition to IFRS, computer software which is not integral to hardware was reclassified from property, plant and equipment to intangible assets (note 28).

As at 30 September 2006 the Group had minimum future rental payments under non-cancellable operating leases as follows:

	Property €m	Equipment €m
Within one year	15	3
One to five years	48	4
Over five years	84	-
	147	7

The Group profit before taxation is arrived at after charging the following operating lease rentals:

	2006 €m	2005 €m
Property	9	9
Equipment	4	2
	13	11

As at 30 September 2006 the Group and the Bank had contractual commitments of €2m (2005: nil) for the acquisition of property, plant and equipment.

32. Deferred taxation

	The Group		The Bank	
	2006	2005	**2006**	2005
	€m	€m	**€m**	€m
Analysis of movement in deferred taxation:				
Opening net asset	**43**	38	**40**	31
IAS 32 and IAS 39 transition adjustments	**(25)**	-	**(12)**	-
Income statement (charge)/credit for year	**(35)**	3	**(2)**	5
Movements through equity	**8**	2	**8**	2
Group transfer	**-**	-	**-**	2
Closing net (liability)/asset	**(9)**	43	**34**	40
Analysis of deferred taxation asset:				
Impairment provisions	**8**	44	**6**	40
Arrangement fees	**17**	-	**17**	-
Derivatives and cash flow hedges	**8**	-	**8**	-
Employee benefits and share-based payment schemes	**8**	8	**8**	8
Other temporary differences	**1**	3	**-**	-
	42	55	**39**	48
Analysis of deferred taxation liability:				
Unremitted profits of subsidiaries	**(33)**	-	**-**	-
Arrangement fees	**(8)**	-	**-**	-
Other temporary differences	**(10)**	(12)	**(5)**	(8)
	(51)	(12)	**(5)**	(8)
Represented on the balance sheet as follows:				
Deferred taxation asset	**34**	48	**34**	40
Deferred taxation liability	**(43)**	(5)	**-**	-
	(9)	43	**34**	40

33. Other assets

	The Group		The Bank	
	2006	2005	**2006**	2005
	€m	€m	**€m**	€m
Trading properties	**611**	366	**-**	-
Foreign exchange and interest rate contracts	**-**	371	**-**	362
Sundry debtors	**14**	2	**8**	1
	625	739	**8**	363

Trading properties primarily consist of properties acquired for onward allocation to clients as investment property held in respect of linked liabilities to customers under investment contracts.

At 1 October 2005 foreign exchange and interest rate contracts were reclassified as derivative financial instruments under IAS 39.

34. Deposits from banks

	The Group		The Bank	
	2006	2005	**2006**	2005
	€m	€m	**€m**	€m
Repayable on demand	**43**	21	**3,584**	2,349
Securities sold under agreements to repurchase	**3,852**	1,703	**3,852**	1,703
Other deposits by banks with agreed maturity dates	**6,380**	5,442	**5,900**	5,615
	10,275	7,166	**13,336**	9,667
Amounts include:				
Due to Group undertakings			**3,770**	2,537

35. Customer accounts

	The Group		The Bank	
	2006	2005	**2006**	2005
	€m	€m	**€m**	€m
Repayable on demand	**2,032**	1,369	**2,146**	1,403
Other deposits by customers with agreed maturity dates	**34,826**	23,695	**30,612**	20,917
	36,858	25,064	**32,758**	22,320
Amounts include:				
Due to Group undertakings			**489**	309

The Bank's customer accounts include €156m (2005: €96m) of deposits held in respect of liabilities to customers under investment contracts (note 37). These deposits eliminate on consolidation in the Group customer accounts balances.

36. Debt securities in issue

	The Group		The Bank	
	2006	2005	**2006**	2005
	€m	€m	**€m**	€m
Medium term note programme	**9,833**	5,795	**9,833**	5,795
Other debt securities in issue:				
Commercial paper programme	**3,582**	1,824	**3,582**	1,824
Certificates of deposit	**1,339**	1,547	**1,339**	1,547
Other	**306**	546	**306**	367
	15,060	9,712	**15,060**	9,533

37. Liabilities to customers under investment contracts

	The Group	
	2006	2005
	€m	€m
Assets held in respect of liabilities to customers under investment contracts:		
Investment property	**1,956**	1,219
Financial assets at fair value through profit or loss	**309**	-
Derivative financial instruments	**(8)**	-
Loans and advances to banks	**179**	145
Debt securities	**-**	95
Equity shares	**-**	179
Ordinary shares in parent Bank	**15**	10
Perpetual preferred securities - Group	**34**	36
Total	**2,485**	1,684
Less:		
Funding provided by parent Bank	**(1,085)**	(821)
Funding provided by external banks	**(162)**	(15)
Add:		
Funds on deposit with parent Bank	**156**	96
Liabilities to customers under investment contracts at fair value	**1,394**	944

Under the terms of the investment contracts issued by the Group's assurance business, legal title to the underlying investments is held by the Group, but the inherent risks and rewards in the investments are borne by the customer through unit-linked life assurance policies. In the normal course of business, the Group's financial interest in such investments is restricted to fees for contract set up and investment management.

In accordance with IFRS, obligations under investment contracts are carried at fair value on the balance sheet and are classified as liabilities to customers under investment contracts. The above table sets out where the relevant assets and liabilities in respect of the life assurance business investment contracts are included on the Group balance sheet. On consolidation, Group loans and advances to customers are shown net of funding of €1,085m (2005: €821m) provided by the parent Bank to fund assets held by the life assurance business in respect of liabilities to customers under investment contracts.

At 1 October 2005 financial liabilities to customers under investment contracts were designated at fair value through profit or loss under IAS 39. These financial liabilities were previously classified as life assurance liabilities attributable to policyholders under Irish GAAP. They were also carried at fair value under Irish GAAP and amounted to €944m at that date.

38. Other liabilities

	The Group		The Bank	
	2006	2005	**2006**	2005
	€m	€m	**€m**	€m
Foreign exchange and interest rate contracts	**-**	352	**-**	343
Sundry liabilities	**32**	24	**32**	23
	32	376	**32**	366

At 1 October 2005 foreign exchange and interest rate contracts were reclassified as derivative financial instruments under IAS 39.

39. Subordinated liabilities and other capital instruments

From 1 October 2005 all preference shares, perpetual capital securities and other instruments previously classified as non-equity minority interests have been reclassified as subordinated liabilities and other capital instruments under IAS 32.

	The Group		The Bank	
	2006	2005	**2006**	2005
	€m	€m	**€m**	€m
Dated Loan Capital				
US$20m 9.1% Subordinated Notes 2006 (a)	-	17	-	17
€150m Floating Rate Subordinated Notes 2011 (b)	-	150	-	150
€750m Floating Rate Subordinated Notes 2014 (c)	**748**	747	**748**	747
US$165m Subordinated Notes Series A 2015 (d)	**127**	137	**127**	137
US$35m Subordinated Notes Series B 2017 (e)	**27**	29	**27**	29
€500m Callable Floating Rate Subordinated Notes 2016 (f)	**498**	-	**498**	-
Undated Loan Capital				
Stg£50m Undated Subordinated Notes (g)	-	73	-	73
Stg£200m Step-up Callable Perpetual Capital Securities (h)	**309**	292	-	-
Stg£250m Tier One Non-Innovative Capital Securities (i)	**390**	369	-	-
€600m Perpetual Preferred Securities (j)	**511**	-	-	-
US$125m Series A Preference Shares (k)	**99**	-	-	-
Stg£300m Non-Cumulative Preference Shares (l)	**431**	-	**431**	-
Stg£300m Step-up Perpetual Subordinated Notes (m)	**449**	-	**449**	-
€600m Fixed/Floating Perpetual Preferred Securities (n)	**599**	-	-	-
Other subordinated liabilities	**17**	29	**17**	29
	4,205	1,843	**2,297**	1,182

All subordinated liabilities and other capital instruments issued by the parent Bank are unsecured and subordinated in the right of repayment to the ordinary creditors, including depositors of the Bank. The prior approval of the Irish Financial Regulator is required to redeem these issues prior to their final maturity date. There is no foreign exchange rate exposure as the proceeds of these issues are retained in their respective currencies.

(a) The US$20m 9.1% Subordinated Notes 2006 matured on 29 September 2006.

(b) The €150m Floating Rate Subordinated Notes 2011 were redeemed at par on 5 April 2006.

(c) The €750m Floating Rate Subordinated Notes 2014 bear interest at three month EURIBOR plus 0.45% per annum to 25 June 2009 and thereafter at three month EURIBOR plus 0.95% per annum.

(d) The US$165m Subordinated Notes Series A 2015 bear interest at 4.71% per annum to 28 September 2010 and thereafter reset at three month LIBOR plus 0.92% per annum.

(e) The US$35m Subordinated Notes Series B 2017 bear interest at 4.80% per annum to 28 September 2012 and thereafter reset at three month LIBOR plus 0.93% per annum.

39. Subordinated liabilities and other capital instruments continued

(f) The €500m Callable Floating Rate Subordinated Notes 2016 were issued on 21 June 2006, and bear interest at three month EURIBOR plus 0.30% to 21 June 2011 and thereafter at three month EURIBOR plus 0.80% per annum. They are callable in whole or in part at the option of the Bank, subject to the prior approval of the Irish Financial Regulator, at their principal amount together with any outstanding payments on 21 June 2011 or on any coupon date thereafter.

(g) The Stg£50m Undated Subordinated Notes were redeemed at par on 13 March 2006.

(h) On 28 June 2001 Anglo Irish Asset Finance plc ('issuer') issued Stg£200m 8.5325% Step-up Callable Perpetual Capital Securities ('securities') at par value which have the benefit of a subordinated guarantee by Anglo Irish Bank Corporation plc ('guarantor').

The securities are perpetual securities and have no maturity date. However, they are redeemable in whole or in part at the option of the issuer, subject to the prior approval of the Irish Financial Regulator and of the guarantor, at their principal amount together with any outstanding payments on 28 June 2011 or on any coupon payment date thereafter.

The securities bear interest at a rate of 8.5325% per annum to 28 June 2011 and thereafter at a rate of 4.55% per annum above the gross redemption yield on a specified United Kingdom government security, reset every five years. The interest is payable semi-annually in arrears on 28 June and 28 December.

(i) On 23 July 2002 Anglo Irish Asset Finance plc ('issuer') issued Stg£160m 7.625% Tier One Non-Innovative Capital Securities ('TONICS') at an issue price of 99.362%. A further tranche of Stg£90m TONICS was issued on 21 March 2003 at an issue price of 106.378% plus accrued interest. These issues also have the benefit of a subordinated guarantee by Anglo Irish Bank Corporation plc ('guarantor').

The TONICS are perpetual and have no maturity date. However, they are redeemable in whole but not in part at the option of the issuer, subject to the prior approval of the Irish Financial Regulator and of the guarantor, at their principal amount together with any outstanding payments on 23 July 2027 or on any coupon payment date thereafter.

Interest is payable annually in arrears on 23 July on the TONICS at a rate of 7.625% per annum until 23 July 2027. Thereafter, the TONICS will bear interest at a rate of 2.4% per annum above six month LIBOR, payable semi-annually in arrears, on 23 January and 23 July.

The rights and claims of the holders of the securities at (h) above and the TONICS are subordinated to the claims of the senior creditors of the issuer or of the guarantor (as the case may be) in that no payment in respect of the securities or the TONICS or the guarantees in respect of them shall be due and payable except to the extent that the issuer or the guarantor (as applicable) is solvent and could make such a payment and still be solvent immediately thereafter and the guarantor is in compliance with applicable regulatory capital adequacy requirements. Upon any winding up of the issuer or the guarantor, the holders of the securities and the TONICS will rank pari passu with the holders of preferred securities and preference shares issued by or guaranteed by the issuer or the guarantor and in priority to all other shareholders of the issuer and of the guarantor.

(j) On 30 September 2004 the limited partners of the Anglo Irish Capital UK LP ('issuer') contributed capital in the form of 600,000 Non-Voting Non-Cumulative Perpetual Preferred Securities ('preferred securities') of €1,000 each issued at par. The preferred securities have the benefit of a subordinated guarantee by Anglo Irish Bank Corporation plc ('guarantor'). The issuer is a limited partnership organised under the laws of England and Wales and its general partner is Anglo Irish Capital GP Limited, a wholly owned subsidiary of the guarantor. The transaction raised €588.5m net of issue costs.

The preferred securities are perpetual and have no repayment date. However, they are redeemable in whole, but not in part, at the option of Anglo Irish Capital GP Limited and subject to the prior approval of the Irish Financial Regulator, at their issue price together with any outstanding payments on 30 March 2010 or on any distribution date thereafter.

Cash distributions to the limited partners are payable semi-annually in arrears on 30 March and 30 September. The distribution rate on the preferred securities was fixed at 6% per annum to 30 September 2005 and thereafter resets every six months at a rate linked to the euro ten year constant maturity swap, subject to a cap of 9% per annum.

Anglo Irish Bank Corporation plc has guaranteed the holders of the preferred securities with respect to their rights to distributions and on liquidation. These guarantees give, as nearly as possible, the holders of the preferred securities rights equivalent to those which the holders would be entitled to if they held preferred securities in Anglo Irish Bank Corporation plc itself. No distributions can be paid in respect of the preferred securities by the issuer or the guarantor if the guarantor is not in compliance with applicable regulatory capital adequacy requirements.

(k) Anglo Irish Capital Funding Limited ('issuer') issued 5,000,000 Series A Floating Rate Non-Cumulative Guaranteed Non-Voting Preference Shares of US$25 each on 4 June 1997. These shares have the benefit of a subordinated guarantee by Anglo Irish Bank Corporation plc ('guarantor'). The holders are entitled to receive a non-cumulative preferential dividend in four quarterly instalments in arrears on 4 March, 4 June, 4 September and 4 December in each year. The coupon rate is three month US Dollar LIBOR plus 2.5% per annum.

Anglo Irish Bank Corporation plc has guaranteed the holders of the preference shares with respect to their rights to distributions and on liquidation. These guarantees give, as nearly as possible, the holders of the preference shares rights equivalent to those which the holders would be entitled to if they held preference shares in Anglo Irish Bank Corporation plc itself. No distributions can be paid in respect of the preference shares by the issuer or the guarantor if the guarantor is not in compliance with applicable regulatory capital adequacy requirements.

These preference shares are redeemable at par at the option of the issuer, subject to the prior consent of the guarantor and the Irish Financial Regulator, in whole or in part, on any dividend date from 4 June 2002.

These preference shares were redeemed at par on 4 December 2006.

39. Subordinated liabilities and other capital instruments continued

(l) On 15 June 2005 300,000 non-cumulative preference shares of Stg£1 each were issued at a price of Stg£997.99 per share. The holders of these preference shares are entitled to a non-cumulative preference dividend of 6.25% per annum based on a principal amount of Stg£1,000 per share payable annually in arrears on 15 June in each year to 15 June 2015. Thereafter dividends are due to be paid quarterly in arrears on 15 March, 15 June, 15 September and 15 December in each year based on a principal amount of Stg£1,000 per share and on the three month LIBOR rate plus 1.66% per annum. No preference dividends can be paid if the issuer is not in compliance with applicable regulatory capital requirements.

These preference shares are redeemable at Stg£1,000 per share in whole, but not in part, at the option of the issuer, subject to the prior consent of the Irish Financial Regulator, on 15 June 2015 and on any dividend date thereafter.

Upon any winding up of the issuer these preference shares rank in priority to the ordinary shares in the Bank and equally among themselves and any other present and future Tier 1 capital issues of the Group. Holders of these preference shares are not entitled to vote at any general meetings of the Bank, except in certain restricted circumstances.

(m) The Stg£300m Step Up Perpetual Subordinated Notes were issued on 5 October 2005 and bear interest at 5.25% per annum fixed to 5 October 2015 and thereafter reset at three month LIBOR plus 1.68% per annum. These notes are redeemable at par in whole, but not in part, at the option of the Bank, subject to the prior approval of the Irish Financial Regulator, on 5 October 2015 and on any coupon date thereafter.

(n) On 29 September 2006 the limited partners of the Anglo Irish Capital UK (2) LP ('issuer') contributed capital in the form of €600m Fixed Rate/Floating Rate Guaranteed Non-Voting Non-Cumulative Perpetual Preferred Securities ('preferred securities') issued at par in the denomination per preferred security of €50,000 and integral multiples of €1,000 thereabove (subject to investors holding a minimum interest of €50,000). The preferred securities have the benefit of a subordinated guarantee by Anglo Irish Bank Corporation plc ('guarantor'). The issuer is a limited partnership organised under the laws of England and Wales and its general partner is Anglo Irish Capital GP Limited, a wholly owned subsidiary of the guarantor.

The preferred securities are perpetual and have no repayment date. However, they are redeemable in whole, but not in part, at the option of Anglo Irish Capital GP Limited and subject to the prior approval of the Irish Financial Regulator, at their issue price together with any outstanding payments on 29 September 2016.

Cash distributions to the limited partners are payable annually on 29 September. The distribution rate on the preferred securities was fixed at 5.219% per annum to 29 September 2016 and thereafter resets at three month EURIBOR plus 2.20% per annum.

Anglo Irish Bank Corporation plc has guaranteed the holders of the preferred securities with respect to their rights to distributions and on liquidation. These guarantees give, as nearly as possible, the holders of the preferred securities rights equivalent to those which the holders would be entitled to if they held preferred securities in Anglo Irish Bank Corporation plc itself. No distributions can be paid in respect of the preferred securities by the issuer or the guarantor if the guarantor is not in compliance with applicable regulatory capital adequacy requirements.

40. Share capital

	Group and Bank	
	2006	2005
	€m	€m
Ordinary share capital		
Authorised		
760,000,000 ordinary shares of €0.16 each (2005: 760,000,000)	**122**	122
Allotted, called up and fully paid		
721,299,187 ordinary shares of €0.16 each (2005: 678,130,548)	**115**	109

Movements in allotted, called up and fully paid share capital	**2006**	2005
Number of ordinary shares:		
At beginning of year	**678,130,548**	669,079,274
Share placement	**33,566,275**	-
Scrip dividends	**2,216,559**	3,304,677
Options exercised		
- Employee Share Option Scheme	**5,883,800**	4,931,746
- Save As You Earn scheme	**1,502,005**	814,851
At end of year	**721,299,187**	678,130,548

During the year ended 30 September 2006 the allotted, called up and fully paid ordinary share capital was increased from 678,130,548 to 721,299,187 shares as follows:

In January 2006 33,566,275 shares were issued, at a market price of €12.40, as part of a 5% ordinary share placement.

In February 2006 1,866,343 ordinary shares were issued to those holders of ordinary shares who elected, under the terms of the scrip dividend election offer, to receive additional ordinary shares at a price of €11.77 in lieu of all or part of the cash element of their final dividend entitlement in respect of the year ended 30 September 2005.

In July 2006 350,216 ordinary shares were issued to those holders of ordinary shares who elected, under the terms of the scrip dividend election offer, to receive additional ordinary shares at a price of €12.24 in lieu of all or part of the cash element of their interim dividend entitlement in respect of the year ended 30 September 2006.

During the year 5,883,800 ordinary shares were issued to option holders on the exercise of options under the terms of the Employee Share Option Scheme at prices ranging from €1.18 to €11.82, and 1,502,005 ordinary shares were issued to option holders on the exercise of options under the terms of the Save As You Earn scheme at prices ranging from €0.90 to €8.45.

The Group operates a number of share-based incentive plans, details of which are provided in note 8.

Under resolutions approved by the shareholders, the Bank has the authority to make market purchases of any class of its own shares to the extent of 10% of its then issued share capital and to hold these shares as treasury shares. This authority has not been exercised.

40. Share capital continued

Preference share capital

The Bank has authorisation from shareholders to issue preference share capital as follows:

	Group and Bank	
	2006	2005
	€m	€m
50,000,000 Non-cumulative preference shares of €1 each	**50**	50
50,000,000 Non-cumulative preference shares of Stg£1 each	**74**	73
50,000,000 Non-cumulative preference shares of US$1 each	**39**	42

On 15 June 2005 300,000 non-cumulative preference shares of Stg£1 each were issued at a price of Stg£997.99 per share. At 1 October 2005, on adoption of IAS 32, these were reclassified as subordinated liabilities and other capital instruments (note 39).

41. Minority interest

	The Group	
	2006	2005
	€m	€m
Equity interests in subsidiary undertakings	**3**	2
Non-equity interests in subsidiary undertakings:		
€600m Perpetual Preferred Securities	-	551
US$125m Series A Preference Shares	-	100
	3	653

At 1 October 2005, on adoption of IAS 32, non-equity interests in subsidiary undertakings were reclassified as subordinated liabilities and other capital instruments (note 39).

42. Total equity

The following tables provide a reconciliation of the movements in total equity. A description of the components of other reserves is provided below:

Capital reserve

The capital reserve is a non-distributable capital reserve.

Exchange translation reserve

The exchange translation reserve has two components. It includes the cumulative foreign exchange differences arising from translating the income statements of foreign operations at average exchange rates and the translation of the balance sheets of foreign operations using exchange rates ruling at the year end. It also includes the cumulative foreign exchange differences arising from the translation of the Group's investment in foreign operations, net of exchange differences arising on funding designated as hedges of these investments.

Cash flow hedging reserve

The cash flow hedging reserve represents the effective portion of the cumulative net change in the fair value of derivatives designated as cash flow hedges.

Available-for-sale reserve

The available-for-sale reserve represents the unrealised net gains in the fair value of available-for-sale financial assets.

Share-based payments reserve

The share-based payments reserve represents the cumulative income statement expense for unexercised share options granted on or after 7 November 2002.

42. Total equity continued

Consolidated reconciliation of movements in total equity

	Share capital €m	Share premium €m	Other reserves: Capital €m	Other reserves: Exchange translation €m	Other reserves: Cash flow hedging €m	Other reserves: Available-for-sale €m	Other reserves: Share-based payments €m	Retained profits €m	Minority interest €m	Total €m
2005										
Balance at 30 September 2004 (Irish GAAP)	107	158	1	-	-	-	-	974	843	2,083
IFRS transition adjustments excluding IAS 32 and IAS 39	-	-	-	-	-	-	4	17	(41)	(20)
Balance at 1 October 2004 (IFRS)	107	158	1	-	-	-	4	991	802	2,063
Profit for the year	-	-	-	-	-	-	-	495	45	540
Distributions	-	-	-	-	-	-	-	(59)	(45)	(104)
Preference shares issued/(redeemed)	-	431	-	-	-	-	-	-	(160)	271
Options exercised and scrip dividends	2	11	-	-	-	-	-	-	-	13
Net movement in own shares	-	-	-	-	-	-	-	(8)	-	(8)
Actuarial losses after tax in retirement benefit schemes	-	-	-	-	-	-	-	(13)	-	(13)
Share-based payments	-	-	-	-	-	-	8	-	-	8
Other movements	-	-	-	-	-	-	-	-	11	11
Balance at 30 September 2005	109	600	1	-	-	-	12	1,406	653	2,781
2006										
Balance at 30 September 2005	109	600	1	-	-	-	12	1,406	653	2,781
IAS 32 and IAS 39 transition adjustments	-	(431)	-	-	34	11	-	5	(651)	(1,032)
Balance at 1 October 2005	109	169	1	-	34	11	12	1,411	2	1,749
Profit for the year	-	-	-	-	-	-	-	657	1	658
Equity dividends paid	-	-	-	-	-	-	-	(74)	-	(74)
Share placing	5	405	-	-	-	-	-	-	-	410
Options exercised and scrip dividends	1	26	-	-	-	-	(6)	-	-	21
Net movement in own shares	-	-	-	-	-	-	-	(35)	-	(35)
Actuarial gains after tax in retirement benefit schemes	-	-	-	-	-	-	-	6	-	6
Share-based payments	-	-	-	-	-	-	12	-	-	12
Net movement in other reserves	-	-	-	2	(58)	(4)	-	-	-	(60)
Balance at 30 September 2006	115	600	1	2	(24)	7	18	1,965	3	2,687

Retained profits are stated net of treasury shares of €57m (2005: €20m) (note 43).

Reconciliation of movements in total equity - The Bank

	Share capital €m	Share premium €m	Other reserves: Capital €m	Other reserves: Exchange translation €m	Other reserves: Cash flow hedging €m	Other reserves: Available-for-sale €m	Other reserves: Share-based payments €m	Retained profits €m	Total €m
2005									
Balance at 30 September 2004 (Irish GAAP)	107	158	1	-	-	-	-	686	952
IFRS transition adjustments excluding IAS 32 and IAS 39	-	-	-	-	-	-	4	18	22
Balance at 1 October 2004 (IFRS)	107	158	1	-	-	-	4	704	974
Profit for the year	-	-	-	-	-	-	-	465	465
Distributions	-	-	-	-	-	-	-	(59)	(59)
Preference shares issued	-	431	-	-	-	-	-	-	431
Options exercised and scrip dividends	2	11	-	-	-	-	-	-	13
Actuarial losses after tax in retirement benefit schemes	-	-	-	-	-	-	-	(13)	(13)
Share-based payments	-	-	-	-	-	-	8	-	8
Balance at 30 September 2005	109	600	1	-	-	-	12	1,097	1,819
2006									
Balance at 30 September 2005	109	600	1	-	-	-	12	1,097	1,819
IAS 32 and IAS 39 transition adjustments	-	(431)	-	-	34	11	-	(25)	(411)
Balance at 1 October 2005	109	169	1	-	34	11	12	1,072	1,408
Profit for the year	-	-	-	-	-	-	-	602	602
Equity dividends paid	-	-	-	-	-	-	-	(74)	(74)
Share placing	5	405	-	-	-	-	-	-	410
Options exercised and scrip dividends	1	26	-	-	-	-	(6)	-	21
Actuarial gains after tax in retirement benefit schemes	-	-	-	-	-	-	-	6	6
Share-based payments	-	-	-	-	-	-	12	-	12
Net movement in other reserves	-	-	-	1	(58)	(4)	-	-	(61)
Balance at 30 September 2006	115	600	1	1	(24)	7	18	1,606	2,324

43. Treasury shares

	The Group	
	2006	2005
	€m	€m
Ordinary shares in Anglo Irish Bank Corporation plc ('own shares') at cost	**42**	10
Treasury shares held for the benefit of policyholders	**15**	10
	57	20

Own shares are held to satisfy share options granted or to be granted to employees under the Anglo Irish Bank Employee Share Ownership Plan ('ESOP') and also to honour conditional share awards made to employees under the Deferred Share Scheme ('DSS') (note 8). Treasury shares also include shares held by Anglo Irish Assurance Company Limited for the benefit of policyholders (note 37).

The trustee of the ESOP borrowed funds from a Group subsidiary undertaking, interest free, to enable the trustee to purchase own shares in the open market. At 30 September 2006 options were outstanding over 1,968,700 (2005: 1,486,700) own shares at prices ranging from €1.20 to €12.98. These options may be exercised at various dates up to July 2016. The proceeds of option exercises are used to repay the loan.

At 30 September 2006 the trustee of the DSS held 1,107,743 (2005: 956,661) own shares to honour conditional share awards granted between December 2003 and July 2006 to eligible Group employees as part of their remuneration package. These shares were purchased in the open market and are also funded by interest free borrowings from a Group subsidiary undertaking. These share awards are conditional on the relevant employees remaining in the Group's employment for three years from their grant date. The cost of providing these awards is expensed in the income statement over the vesting period of the awards. When the awards vest the trustee's borrowings are fully reimbursed by the sponsoring Group employer.

At 30 September 2006 the trustees held 5,649,594 (2005: 3,103,783) own shares with a market value of €73m (2005: €35m). The dividend income received during the year on own shares of €0.5m (2005: €0.4m) is excluded in arriving at the Group profit before taxation.

Anglo Irish Assurance Company Limited holds shares for the benefit of policyholders which are categorised as treasury shares. At 30 September 2006 it held 1,127,881 (2005: 894,369) shares. These shares have a market value of €15m (2005: €10m). Included in the income statement is a cost of €1m attributable to the increase in the share price of ordinary shares in Anglo Irish Bank Corporation plc held in respect of linked liabilities to customers under investment contracts (note 6).

44. Contingent liabilities, commitments and contingencies

	The Group		The Bank	
	2006	2005	**2006**	2005
	€m	€m	**€m**	€m
Contingent liabilities				
Guarantees and irrevocable letters of credit	**2,076**	2,096	**2,025**	2,066
Performance bonds, VAT guarantees and other transaction related contingencies	**99**	74	**84**	74
	2,175	2,170	**2,109**	2,140
Commitments				
Credit lines and other commitments to lend	**8,734**	6,011	**6,936**	4,837

Other contingencies

The Bank has given guarantees in respect of the liabilities of certain of its subsidiaries.

45. Cash flow statement

Other non-cash items	The Group 2006 €m	The Group 2005 €m	The Bank 2006 €m	The Bank 2005 €m
Interest earned on financial assets held on own account	**(177)**	(109)	**(177)**	(109)
Provisions for impairment	**66**	30	**49**	27
Loans and advances written off net of recoveries	**(12)**	(11)	**(11)**	(10)
Net increase in accruals and deferred income	**44**	69	**23**	122
Net decrease/(increase) in prepayments and accrued income	**24**	(2)	**24**	(37)
Depreciation and amortisation	**17**	13	**11**	8
Profit on disposal of financial assets	**(1)**	(7)	**(1)**	(4)
Share-based payment expense	**12**	8	**12**	8
Other	**(4)**	-	**(2)**	1
	(31)	(9)	**(72)**	6

Cash and cash equivalents

	The Group 2006 €m	The Group 2005 €m	The Bank 2006 €m	The Bank 2005 €m
Cash and balances with central banks	**440**	567	**430**	558
Loans and advances to banks (with a maturity of less than three months)	**10,360**	4,331	**8,639**	2,779
At 30 September	**10,800**	4,898	**9,069**	3,337
Interest accruals adjustment as required by IAS 39		28		19
At 1 October		4,926		3,356

46. Risk management and control

Governance framework
The Board Risk and Compliance Committee approves Group policy on banking and treasury credit risk which is set out in a detailed credit policy statement. The Board of Directors delegates its monitoring and control responsibilities to the Main Credit Committee for credit matters, the Group Asset and Liability Committee for market risk and liquidity issues and the Board Risk and Compliance Committee for operational risk issues. The Board Risk and Compliance Committee also has oversight of credit, market and liquidity risk. The members of these Committees include senior management from throughout the Group.

The Board Risk and Compliance Committee currently comprises three Non-executive Directors and three Executive Directors. Its main role is to oversee risk management and compliance. It reviews, on behalf of the Board of Directors, the key risks and compliance issues inherent in the business and the system of control necessary to manage them, and presents its findings to the Board of Directors.

Group Risk Management, Group Finance, Group Compliance and Group Internal Audit are central control functions, independent of line management, whose roles include monitoring the Group's activities to ensure compliance with financial and operating controls. The general scheme of risk, financial and operational control is designed to safeguard the Group's assets while allowing sufficient operational freedom for the business units to earn a satisfactory return for shareholders.

Strategy in using financial instruments
The Group uses financial instruments including derivatives in the normal conduct of its business. The Group accepts deposits from customers and from interbank counterparties to fund asset growth. These liabilities are at both fixed and variable interest rates and at various contractual terms from short to long-term. The Group maintains sufficient liquidity to meet funding requirements from maturing liabilities and other claims as they fall due. The Group also raises funds via the capital markets by issuing debt securities and capital instruments.

Net interest income is principally derived from the Group's lending activities.

The Group also trades in financial instruments by taking positions in traded and over-the-counter instruments in order to take advantage of short-term market movements. The Group Asset and Liability Committee places limits on proprietary trading exposure which are independently reported and monitored by Group Risk Management.

With the exception of designated hedging instruments, derivatives are treated as held for trading.

The Group designates certain derivatives as either fair value hedges (where the Group hedges the fair value of recognised assets or liabilities or firm commitments), cash flow hedges (where the Group hedges the exposure to variability of cash flows attributable to recognised assets or liabilities or highly probable forecast transactions) or hedges of a net investment in a foreign currency operation.

Fair value hedges
The Group hedges its interest rate risk resulting from any potential change in the fair value of fixed rate available-for-sale assets and certain fixed rate liabilities using interest rate swaps, forward rate agreements and cross-currency interest rate swaps for assets and liabilities denominated in foreign currencies.

Cash flow hedges
The Group hedges a portion of floating rate cash flow exposures using interest rate swaps. The Group also hedges certain forecast foreign exchange cash flows using foreign exchange forward contracts (note 49).

Hedges of net investments
The Group hedges the currency translation risk of net investments in foreign operations with matching foreign currency funding.

See note 18 for more details on derivatives used for hedging.

Credit risk

Credit risk is the risk that the Group will suffer a financial loss from a counterparty's failure to pay interest, repay capital or meet a commitment that they have entered into and the collateral pledged as security is insufficient to cover the payments due. The Group's credit risk arises primarily from its lending activities to customers but also from investment in securities and its use of derivatives.

The Group's policy on banking and treasury credit risk is set out in a detailed credit policy manual which has been approved by the Board Risk and Compliance Committee. The policy manual, which is regularly updated, is provided to all relevant staff and forms the core of our credit risk ethos. Strict parameters for all types of credit exposure are set down and all applications for credit are assessed within these parameters. The risk asset grading system allows the Group to balance the level of risk on any transaction with the return generated by the transaction.

The Group operates a tiered system of discretions which ensures that all credit exposures are authorised at an appropriately senior level. The Main Credit Committee, which is the most important forum for approving credit exposures, includes Executive Directors and senior management. All credit committees must come to a consensus before authorising a credit exposure and each credit must be signed by a valid quorum. Additionally, a Non-executive Director must countersign all exposures over a certain threshold.

Credit risk on all treasury clients and interbank facilities is regularly assessed. All such treasury lines must be formally reviewed at least once a year.

All lending exposures are monitored on an ongoing basis with the senior executive responsible for Group Risk Management regularly meeting each individual lender and examining their loan portfolio in detail. This ensures that potential problems are identified promptly and appropriate remedial action taken.

An independent Group Risk Management function monitors credit risk on a portfolio-wide basis and, in particular, looks at the entire Group's exposure to geographic and industrial sectors. Sectoral guidelines are in place. Restrictions on sectoral exposures are imposed when considered prudent. The Group's credit policy ensures that no single counterparty or group of closely-related counterparties gives rise to a significant concentration of credit risk.

Information on the Group's principal risk concentrations is disclosed in note 21.

Market risk

Market risk is the risk of a potential adverse change in Group income or the value of the Group's net worth arising from movements in interest rates, exchange rates or other market prices. Market risk arises from the structure of the balance sheet, the execution of customer and interbank business and proprietary trading. The Group recognises that the effective management of market risk is essential to the maintenance of stable earnings, the preservation of shareholder value and the achievement of the Group's corporate objectives.

The Group's exposure to market risk is governed by policies prepared by Group Risk Management and Group Treasury and approved by the Group Asset and Liability Committee. These policies set out the nature of risk which may be taken, the types of financial instruments which may be used to increase or reduce risk and the way in which risk is controlled. In line with these policies the Group Asset and Liability Committee approves all risk limits, which are also notified to the Board Risk and Compliance Committee.

Exposure to market risk is permitted only in specifically designated business units and is centrally managed by Group Treasury in Dublin. In other units market risk is eliminated by way of appropriate hedging arrangements with Group Treasury.

Market risk throughout the Group is measured and monitored by Group Risk Management, operating independently of the risk-taking units.

46. Risk management and control continued

Non-trading book
The Group's non-trading book consists of personal and corporate deposits and the lending portfolio, as well as Group Treasury's interbank cash book and investment portfolio. In the non-trading areas interest rate risk arises primarily from the Group's core banking business. This exposure is centrally managed by Group Treasury in Dublin using interest rate swaps and other conventional hedging instruments.

The Group's non-trading book exposure is analysed by its maturity profile in each currency. Limits by currency and maturity are formally approved by the Group Asset and Liability Committee and notified to the Board Risk and Compliance Committee. These limits are then subject to independent monitoring by Group Risk Management.

Trading book - foreign exchange risk
Traded foreign exchange risk is confined to Group Treasury and arises from the Group's lending and funding activities, corporate and interbank foreign exchange business and from proprietary trading. It is monitored independently by Group Risk Management by way of open position limits and stop-loss limits on a daily, monthly and annual basis. Where the Group's trading book contains non-linear foreign exchange risk, several sensitivity measures are calculated in order to quantify, and place limits on, the Group's exposure to other market factors influencing the portfolio's value, such as the portfolio's sensitivity to changes in volatility. In this case, the Group calculates the sensitivity of the value of the portfolio to a 1% movement upwards in the underlying volatility surface.

Trading book - interest rate risk
The interest rate trading book consists of Group Treasury's mark to market interest rate book. The trading book consists of bonds, interest rate swaps, currency swaps, interest rate futures, forward rate agreements and options. The risks arising from these items are monitored through a combination of position and loss constraints. The linear interest rate risk is measured by calculating the sensitivity of the portfolio to a one basis point upward shift in the underlying yield curve. A limit is placed on this sensitivity measure. Where the Group has non-linear interest rate risk in its trading book, several sensitivity measures are calculated in order to quantify, and place limits on, the Group's exposure to other market factors influencing the portfolio's value, such as the sensitivity to changes in volatility. In this case, the Group calculates the sensitivity of the value of the portfolio to a 1% upward shift in the underlying volatility surface. These limits are formally approved by the Group Asset and Liability Committee, notified to the Board Risk and Compliance Committee and monitored daily by Group Risk Management.

Structural foreign exchange risk
Structural foreign exchange risk represents the currency risk arising from the translation of the Group's net investments in operations whose functional currency is not denominated in euro. It is Group policy to eliminate this risk by matching all material foreign currency investments in such operations with liabilities in the same currency.

Liquidity risk
It is Group policy to ensure that resources are at all times available to meet the Group's obligations arising from the withdrawal of customer deposits or interbank lines, the drawdown of customer facilities and asset expansion. The development and implementation of this policy is the responsibility of the Group Asset and Liability Committee. Day to day management of liquidity is the responsibility of Group Treasury and is also monitored by Group Risk Management.

Limits on potential cash flow mismatches over defined time horizons are the principal means of liquidity control. The cash flow mismatch methodology involves estimating the net volume of funds which must be refinanced in particular time periods, taking account of the value of assets which could be liquidated during these periods. Limits are placed on the net mismatch in specified time periods out to six months.

Operational risk
Operational risk represents the risk that failed or inadequate processes, people or systems, or exposure to external events could result in unexpected losses. The risk is associated with human error, systems failure, and inadequate controls and procedures. The Group operates such measures of risk identification, assessment, monitoring and management as are necessary to ensure that operational risk management is consistent with the approach, aims and strategic goals of the Group and is designed to safeguard the Group's assets while allowing sufficient operational freedom to earn a satisfactory return for shareholders.

The Group manages operational risk under an overall strategy which is implemented by accountable executives. Potential risk exposures are assessed and appropriate controls are put in place. Recognising that operational risk cannot be entirely eliminated, the Group implements risk mitigation controls including fraud prevention, contingency planning and incident management. Where appropriate this strategy is further supported by risk transfer mechanisms such as insurance.

Derivatives
A derivative is a financial instrument which defines certain financial rights and obligations which are contractually linked to interest rates, exchange rates or other market prices. Derivatives are an efficient and cost effective means of managing market risk and limiting counterparty exposures. As such, they are an indispensable element of treasury management, both for the Group and for many of its corporate customers. Further details are disclosed in note 18. The accounting policy on derivatives is set out in note 1.

It is recognised that certain forms of derivatives can introduce risks which are difficult to measure and control. For this reason it is Group policy to place clear boundaries on the nature and extent of its participation in derivatives markets and to apply the industry regulatory standards to all aspects of its derivatives activities.

The Group's derivatives activities are governed by policies approved by the Group Asset and Liability Committee. These policies relate to the management of the various types of risk associated with derivatives, including market risk, liquidity risk and credit risk.

Collateral agreements
The Group has executed Collateral Support Agreements ('CSA's) with its principal interbank derivatives counterparties and, as a result, a very high proportion of its total interbank derivatives book is covered by CSAs. The purpose of the CSA is to limit the potential cost of replacing derivative contracts at market prices in the event of default by the original counterparty. Under the terms of a CSA, if the aggregate market value of a set of derivative contracts between the two parties exceeds an agreed threshold figure, the party which would be exposed to loss in the event of default receives a deposit of cash or eligible securities equal to the excess aggregate value over the threshold.

Principal risks and uncertainties
The principal risks and uncertainties facing the Group relate to the macro economic environment in Ireland, the UK and USA. The Group's activities in our key operating markets are sensitive to the following: increased competition, higher interest rates, deterioration in general economic conditions, increased regulation and deterioration in asset quality.

47. Interest rate repricing

The Group manages interest rate risk on a consolidated basis. The following tables analyse the Group's assets and liabilities into relevant repricing groupings. The interest rate repricing table of the Bank does not provide meaningful information and therefore has not been presented.

The repricing profile of assets held in respect of liabilities to customers under investment contracts is separately disclosed as the underlying interest rate risk is borne by the policyholders and has no direct impact on the results of the Group.

As permitted by IFRS 1, the comparative information for 30 September 2005 has been prepared under Irish GAAP.

47. Interest rate repricing continued

30 September 2006

The Group

	Not more than three months €m	Over three months but not more than six months €m	Over six months but not more than one year €m	Over one year but not more than five years €m	Over five years €m	Non-interest bearing €m	Trading book €m	Policy-holders' funds €m	Total €m
Assets									
Cash and balances with central banks	440	-	-	-	-	-	-	-	440
Financial assets at fair value through profit or loss									
- held on own account	-	421	-	-	-	35	-	-	456
- held in respect of liabilities to customers under investment contracts	-	-	-	-	-	-	-	309	309
Derivative financial instruments	912	161	220	482	-	172	505	7	2,459
Loans and advances to banks	10,703	950	333	212	5	42	-	179	12,424
Available-for-sale financial assets	3,978	81	31	853	156	56	-	-	5,155
Loans and advances to customers	47,620	392	582	1,191	400	42	-	(1,085)	49,142
Other assets	-	-	-	-	-	949	-	1,956	2,905
Total assets	63,653	2,005	1,166	2,738	561	1,296	505	1,366	73,290
Liabilities									
Deposits from banks	(9,209)	(160)	(660)	-	-	(84)	-	(162)	(10,275)
Customer accounts	(32,650)	(1,481)	(1,846)	(644)	(110)	(283)	-	156	(36,858)
Debt securities in issue	(11,936)	(788)	(565)	(1,645)	(41)	(85)	-	-	(15,060)
Derivative financial instruments	(1,534)	(273)	-	(9)	-	(183)	(476)	(15)	(2,490)
Other liabilities	-	-	-	-	-	(321)	-	(1,394)	(1,715)
Subordinated liabilities and other capital instruments	(1,351)	(601)	(4)	(435)	(1,882)	34	-	34	(4,205)
Total equity	-	-	-	-	-	(2,702)	-	15	(2,687)
Total equity and liabilities	(56,680)	(3,303)	(3,075)	(2,733)	(2,033)	(3,624)	(476)	(1,366)	(73,290)
Hedging derivatives	(6,689)	862	1,243	2,196	2,388	-	-	-	-
Interest rate repricing gap	284	(436)	(666)	2,201	916	(2,328)	29	-	-
Cumulative interest rate repricing gap	284	(152)	(818)	1,383	2,299	(29)	-	-	-
Euro Cumulative interest rate repricing gap	784	414	324	1,869	2,853	(25)	-	-	-
Stg£ Cumulative interest rate repricing gap	217	(21)	(757)	(362)	(473)	(18)	-	-	-
US$ Cumulative interest rate repricing gap	(495)	(404)	(278)	(46)	(2)	13	-	-	-

30 September 2005

The Group

	Not more than three months €m	Over three months but not more than six months €m	Over six months but not more than one year €m	Over one year but not more than five years €m	Over five years €m	Non-interest bearing €m	Policy-holders' funds €m	Total €m
Assets								
Cash and balances with central banks	567	-	-	-	-	-	-	567
Loans and advances to banks	4,343	854	758	298	-	-	-	6,253
Loans and advances to customers	31,260	757	407	1,150	525	-	-	34,099
Securitised assets	276	1	3	41	1	-	-	322
Less: non-returnable proceeds	(307)	-	-	-	-	-	-	(307)
	(31)	1	3	41	1	-	-	15
Debt securities	3,722	472	206	313	220	-	-	4,933
Other assets	-	-	-	-	-	1,453	-	1,453
Assets attributable to policyholders	-	-	-	-	-	-	944	944
Total assets	39,861	2,084	1,374	1,802	746	1,453	944	48,264
Liabilities								
Deposits by banks	(6,994)	(36)	(101)	(20)	-	-	-	(7,151)
Customer accounts	(22,854)	(874)	(664)	(650)	(118)	-	-	(25,160)
Debt securities in issue	(7,652)	(462)	(182)	(1,109)	-	-	-	(9,405)
Other liabilities	-	-	-	-	-	(956)	-	(956)
Liabilities attributable to policyholders	-	-	-	-	-	-	(944)	(944)
Capital resources								
Subordinated liabilities and other capital instruments	(926)	(73)	(17)	(137)	(690)	-	-	(1,843)
Non-equity minority interests	(100)	(589)	-	-	-	-	-	(689)
Preference shares	-	-	-	-	(431)	-	-	(431)
Other capital resources	-	-	-	-	-	(1,685)	-	(1,685)
Total liabilities and capital resources	(38,526)	(2,034)	(964)	(1,916)	(1,239)	(2,641)	(944)	(48,264)
Hedging derivatives	(3,965)	22	52	2,110	1,781	-	-	-
Interest rate repricing gap	(2,630)	72	462	1,996	1,288	(1,188)	-	-
Cumulative interest rate repricing gap	(2,630)	(2,558)	(2,096)	(100)	1,188	-	-	-
Euro Cumulative interest rate repricing gap	271	(546)	(310)	808	1,657	-	-	-
Stg£ Cumulative interest rate repricing gap	(1,867)	(1,318)	(1,183)	(755)	(391)	-	-	-
US$ Cumulative interest rate repricing gap	(928)	(631)	(550)	(123)	(47)	-	-	-

48. Average effective interest rates

The table below shows the average yields on interest bearing assets and liabilities for the year ended 30 September 2006:

	The Group 2006 Yield %
Assets	
Loans and advances to banks	**3.59**
Financial assets held on own account	**3.72**
Loans and advances to customers	**6.37**
Liabilities	
Deposits from banks	**3.61**
Customer accounts	**3.98**
Debt securities in issue	**3.56**
Subordinated liabilities and other capital instruments	**5.17**

The above yields do not take account of derivative interest rate hedging and therefore do not reflect economic margins earned.

Interest income and expense on interest-bearing financial instruments are recognised using the effective interest rate method.

49. Currency information

At 30 September 2006 the Group's main currency exposures, which arose primarily from the hedging of forecast non-euro income, were a Stg£ short position of €357m and a US$ short position of €220m. It is Group policy to eliminate structural foreign exchange risk by matching all material foreign currency investments in operations whose functional currency is not euro with funding in the same currency.

The comparative information below has been prepared under Irish GAAP as permitted by IFRS 1.

At 30 September 2005	**The Group** 2005 €m	**The Bank** 2005 €m
Denominated in euro	22,760	21,954
Denominated in other currencies	25,504	23,096
Total assets	48,264	45,050
Denominated in euro	24,659	23,616
Denominated in other currencies	23,605	21,434
Total liabilities and capital resources	48,264	45,050

Due to derivative instruments not included in the 2005 comparative information the above analysis should not be considered to demonstrate foreign exchange risk exposures.

50. Maturity profile

The Group manages liquidity risk on a consolidated basis. The following tables analyse the Group's financial assets, financial liabilities and derivative financial instruments into relevant maturity groupings based on the remaining period to the contractual maturity date as at the balance sheet date. The maturity profile of the Bank does not provide meaningful information and therefore has not been presented.

As the information presented in the following tables is prepared on the basis of contractual maturity it should not be taken as an indication of the Group's liquidity risk.

The current year maturity profile of assets held in respect of liabilities to customers under investment contracts is separately disclosed as the underlying liquidity risk is borne by the policyholders and has no direct impact on the results of the Group.

As permitted by IFRS 1, the comparative information for 2005 has been prepared under Irish GAAP.

50. Maturity profile continued

30 September 2006

The Group

	Demand €m	Not more than three months €m	Over three months but not more than one year €m	Over one year but not more than five years €m	Over five years €m	Equity shares €m	Policy-holders' funds €m	Total €m
Financial assets								
Cash and balances with central banks	440	-	-	-	-	-	-	440
Financial assets at fair value through profit or loss								
- held on own account	-	-	433	-	-	23	-	456
- held in respect of liabilities to customers under investment contracts	-	-	-	-	-	-	309	309
Derivative financial instruments	-	199	567	1,469	217	-	7	2,459
Loans and advances to banks	45	10,315	1,372	459	54	-	179	12,424
Available-for-sale financial assets	-	481	1,216	2,874	569	15	-	5,155
Loans and advances to customers	4,493	6,074	10,147	19,793	9,720	-	(1,085)	49,142
Total financial assets	4,978	17,069	13,735	24,595	10,560	38	(590)	70,385
Financial liabilities								
Deposits from banks	43	8,866	827	377	-	-	162	10,275
Customer accounts	2,036	30,838	3,382	649	109	-	(156)	36,858
Debt securities in issue	-	4,993	2,375	7,617	75	-	-	15,060
Derivative financial instruments	-	195	599	1,450	231	-	15	2,490
Liabilities to customers under investment contracts	-	-	-	-	-	-	1,394	1,394
Subordinated liabilities and other capital instruments*	-	126	13	9	4,091	-	(34)	4,205
Total financial liabilities	2,079	45,018	7,196	10,102	4,506	-	1,381	70,282

* Undated subordinated liabilities and other capital instruments have been included in amounts maturing over five years.

30 September 2005

The Group

	Demand €m	Not more than three months €m	Over three months but not more than one year €m	Over one year but not more than five years €m	Over five years €m	Equity shares €m	Total €m
Financial assets							
Cash and balances with central banks	567	-	-	-	-	-	567
Loans and advances to banks	682	3,649	1,599	323	-	-	6,253
Loans and advances to customers	4,219	3,084	6,393	13,702	6,701	-	34,099
Securitised assets	-	276	4	41	1	-	322
Less: non-returnable proceeds	-	(307)	-	-	-	-	(307)
	-	(31)	4	41	1	-	15
Debt securities	-	631	1,354	2,549	399	-	4,933
Equity shares	-	-	-	-	-	47	47
Total financial assets	5,468	7,333	9,350	16,615	7,101	47	45,914
Financial liabilities							
Deposits by banks	21	6,976	134	20	-	-	7,151
Customer accounts	1,373	21,363	1,625	668	131	-	25,160
Debt securities in issue	-	3,856	1,117	4,430	2	-	9,405
Capital resources *							
Subordinated liabilities and other capital instruments	-	-	29	17	1,797	-	1,843
Non-equity minority interests	-	-	-	-	689	-	689
Preference shares	-	-	-	-	431	-	431
Total financial liabilities and capital resources	1,394	32,195	2,905	5,135	3,050	-	44,679

* Undated capital resources have been included in amounts maturing over five years.

51. Fair value of financial assets and financial liabilities

The following table represents the carrying amount and the fair value of the Group's financial assets and financial liabilities at the year end.

The concept of fair value assumes realisation of financial instruments by way of a sale. However, in many cases, particularly in respect of loans and advances to customers, the Group intends to realise assets through collection over time. As such, the fair value calculated does not represent the value of the Group as a going concern at the year end. As a result, readers of these financial statements are advised to use caution when using this data to evaluate the Group's financial position.

As permitted by IFRS 1, the comparative information for 2005 has been prepared under Irish GAAP as presented in the 2005 financial statements.

The Group	**2006**		2005	
	Carrying amount €m	**Fair value €m**	Carrying amount €m	Fair value €m
Financial assets				
Cash and balances with central banks	**440**	**440**	567	567
Financial assets at fair value through profit or loss				
- held on own account	**456**	**456**	-	-
- held in respect of liabilities to customers under investment contracts	**309**	**309**	-	-
Derivative financial instruments	**2,459**	**2,459**	-	-
Loans and advances to banks	**12,424**	**12,420**	6,253	6,236
Available-for-sale financial assets	**5,155**	**5,155**	-	-
Loans and advances to customers	**49,142**	**49,207**	34,099	34,222
Securitised assets (net)	**-**	**-**	15	15
Debt securities	**-**	**-**	4,933	4,962
Equity shares	**-**	**-**	47	48
Financial liabilities and capital resources				
Deposits from banks	**10,275**	**10,272**	7,151	7,148
Customer accounts	**36,858**	**36,852**	25,160	25,220
Debt securities in issue	**15,060**	**15,070**	9,405	9,401
Derivative financial instruments	**2,490**	**2,490**	-	-
Subordinated liabilities and other capital instruments	**4,205**	**4,243**	1,843	1,991
Non-equity minority interests	**-**	**-**	689	635
Preference shares	**-**	**-**	431	445
Derivative financial instruments held for trading purposes				
Interest rate contracts			13	13
Foreign exchange contracts			8	8
Derivative financial instruments utilised for hedging activities				
Interest rate contracts			-	40
Foreign exchange contracts			-	2
Equity contracts			-	37

The Group has estimated fair value wherever possible using quoted prices from active markets. The fair value of financial assets has been determined using bid prices, while offer prices have been used to determine the fair value of financial liabilities. In certain cases however, including loans and advances to customers, there are no active markets. Accordingly, fair value has been calculated using appropriate valuation techniques. The methods used to determine the fair value of items not carried at fair value are set out below:

Cash and balances with central banks

The fair value of cash and balances with central banks is their carrying amount as these balances may be withdrawn without notice.

Loans and advances to banks

The fair value of overnight placements is their carrying amount. The fair value of other loans and advances to banks is calculated by discounting expected cash flows using market rates.

Loans and advances to customers

The carrying value of variable rate loans and advances to customers is considered to approximate fair value as there has been no significant change in the credit risk of the borrowers. The fair value of fixed rate loans is calculated by discounting expected cash flows using market rates or interest rates currently offered by the Group.

Deposits from banks and customer accounts

The fair value of deposit liabilities repayable on demand is their carrying amount. The fair value of other deposits is calculated by discounting expected cash flows using market rates or interest rates currently offered by the Group.

Debt securities in issue, subordinated liabilities and other capital instruments

The fair value of debt securities in issue, subordinated liabilities and other capital instruments is their quoted market value at year end.

52. Report on Directors' remuneration and interests

This report on Directors' remuneration and interests has been prepared by the Remuneration Committee on behalf of the Board of Directors in accordance with the requirements of the Irish Stock Exchange's Combined Code on Corporate Governance.

Remuneration Committee

All members of the Remuneration Committee are Non-executive Directors. Its current members are Sean FitzPatrick (Chairman), Anne Heraty, Michael Jacob and Ned Sullivan. This Committee is responsible for the formulation of the Group's policy on remuneration in relation to all Executive Directors and other senior executives. The remuneration of the Executive Directors is determined by the Board of Directors on the recommendations of the Remuneration Committee. The recommendations of the Remuneration Committee are considered and approved by the Board of Directors.

Remuneration policy

The remuneration policy adopted by the Group is to reward its Executive Directors competitively having regard to comparable companies and the need to ensure that they are properly rewarded and motivated to perform in the best interests of shareholders. The policy is based heavily on rewarding performance. The Group Chief Executive is fully consulted about remuneration proposals in relation to other Directors. From time to time the Remuneration Committee takes advice from external pay consultants. Included in the remuneration package for Executive Directors are basic salary, a performance related bonus and the opportunity to participate in employee share incentive plans. They also participate in either a personal Revenue approved defined contribution pension plan or a Group defined benefit pension scheme.

Remuneration for Non-executive Directors is a matter for the Chairman in consultation with the Group Chief Executive and the Group Company Secretary. Neither the Chairman nor any Director are involved in decisions relating to their own remuneration.

Performance bonus

The level of performance bonus is determined for each individual Executive Director. The level earned in any one year is paid out of a defined pool and depends on the Remuneration Committee's assessment of each individual's performance against predetermined targets for that year and also an assessment of the overall performance of the Group.

The performance bonus is split into two components. Part of the performance bonus is paid annually and is determined by reference to the economic profit generated by the Group. The other element of the performance bonus is calculated by reference to total shareholder return and compared to a peer group and the payment of this bonus is deferred to the earlier of three years or the individual's retirement date.

Share incentive plans

It is the Group's policy to motivate its Executive Directors by granting them share options. These options have been granted under the terms of the employee share incentive plans approved by shareholders. Further details in relation to these plans are provided in notes 8 and 43 of the financial statements. Non-executive Directors are not eligible to participate in the employee share incentive plans.

Loans to Directors

Loans to Directors are made in the ordinary course of business on commercial terms in accordance with established policy. Details of loans to Directors are included in note 53.

Contracts

Other than in the normal course of business, there have not been any contracts or arrangements with the Bank or any subsidiary undertaking during the year in which a Director of the Bank was materially interested and which were significant in relation to the Group's business. There are no service contracts in existence for any Director with the Bank or any of its subsidiary undertakings.

Pensions

Executive Directors participate in either a defined contribution scheme or a Group defined benefit scheme. All pension benefits are determined solely in relation to basic salary. Fees paid to Non-executive Directors are not pensionable.

52. Report on Directors' remuneration and interests continued

Directors' remuneration - 2006

	Salary €'000	Fees €'000	Annual performance bonus €'000	Deferred performance bonus €'000	Benefits €'000	*Pension contribution €'000	Former Director €'000	Total €'000
Executive Directors								
David Drumm	**818**	**-**	**1,300**	**600**	**39**	**258**	**-**	**3,015**
Tom Browne	**435**	**-**	**750**	**350**	**45**	**112**	**-**	**1,692**
William McAteer	**435**	**-**	**800**	**400**	**54**	**87**	**-**	**1,776**
Declan Quilligan (1)	**301**	**-**	**300**	**200**	**-**	**88**	**-**	**889**
John Rowan (2)	**110**	**-**	**-**	**-**	**27**	**42**	**-**	**179**
Pat Whelan (3)	**85**	**-**	**100**	**50**	**11**	**25**	**-**	**271**
Non-executive Directors								
Sean FitzPatrick	**-**	**363**	**-**	**-**	**-**	**-**	**-**	**363**
Lar Bradshaw	**-**	**72**	**-**	**-**	**-**	**-**	**-**	**72**
Fintan Drury	**-**	**77**	**-**	**-**	**-**	**-**	**-**	**77**
Anne Heraty (4)	**-**	**34**	**-**	**-**	**-**	**-**	**-**	**34**
Michael Jacob	**-**	**96**	**-**	**-**	**-**	**-**	**-**	**96**
Patricia Jamal (5)	**-**	**32**	**-**	**-**	**-**	**-**	**-**	**32**
Gary McGann	**-**	**72**	**-**	**-**	**-**	**-**	**-**	**72**
Ned Sullivan	**-**	**93**	**-**	**-**	**-**	**-**	**-**	**93**
Patrick Wright	**-**	**72**	**-**	**-**	**-**	**-**	**-**	**72**
Former Director								
Peter Murray (6)	**-**	**-**	**-**	**-**	**-**	**-**	**84**	**84**
Total	**2,184**	**911**	**3,250**	**1,600**	**176**	**612**	**84**	**8,817**

(1) Co-opted on 26 January 2006. In addition, relocation costs of €175,000 were incurred by the Group in respect of Declan Quilligan's transfer to the UK.

(2) Retired on 31 December 2005. In recognition of his substantial contribution to the Group, John Rowan received an additional €1,108,000 on his retirement.

(3) Co-opted on 6 July 2006.

(4) Co-opted on 27 April 2006.

(5) Retired on 21 March 2006.

(6) Fees paid to Peter Murray in his capacity as a member of the Supervisory Board of Anglo Irish Bank (Austria) A.G. and as a Non-executive Director of Anglo Irish Assurance Company Limited.

* Includes payments in lieu of pension contributions.

Directors' remuneration - 2005

	Salary €'000	Fees €'000	Annual performance bonus €'000	Deferred performance bonus €'000	Benefits €'000	Pension contribution €'000	Former Director €'000	Total €'000
Executive Directors								
David Drumm	663	-	900	600	37	154	-	2,354
Sean FitzPatrick (to 28 January 2005)	320	-	533	-	28	131	-	1,012
Tom Browne	397	-	600	400	49	79	-	1,525
William McAteer	418	-	600	400	43	83	-	1,544
Tiarnan O Mahoney (1)	115	-	-	-	10	47	-	172
John Rowan	432	-	1,000	-	37	156	-	1,625
Non-executive Directors								
Sean FitzPatrick (from 29 January 2005)	-	167	-	-	-	-	-	167
Peter Murray (2)	-	72	-	-	-	-	-	72
Lar Bradshaw (3)	-	63	-	-	-	-	-	63
Fintan Drury	-	65	-	-	-	-	-	65
Michael Jacob	-	94	-	-	-	-	-	94
Patricia Jamal	-	65	-	-	-	-	-	65
Gary McGann	-	65	-	-	-	-	-	65
Anton Stanzel (4)	-	33	-	-	-	-	-	33
Ned Sullivan	-	75	-	-	-	-	-	75
Patrick Wright	-	65	-	-	-	-	-	65
Former Director								
Peter Murray (5)	-	-	-	-	-	-	48	48
Total	2,345	764	3,633	1,400	204	650	48	9,044

(1) Retired on 2 December 2004. In addition, Tiarnan O Mahoney received €3,650,000 on his retirement and €250,000 was contributed to his personal pension scheme in recognition of his substantial contribution to the Group.

(2) Retired as Chairman and Director on 28 January 2005.

(3) Co-opted on 12 October 2004.

(4) Retired on 28 January 2005.

(5) Fees paid to Peter Murray in his capacity as a member of the Supervisory Board of Anglo Irish Bank (Austria) A.G. and as a Non-executive Director of Anglo Irish Assurance Company Limited.

52. Report on Directors' remuneration and interests continued

Directors' and Company Secretary's interests

The beneficial interests of the current Directors and Secretary and of their spouses and minor children in the shares of the Bank are included in the following table:

Interests in ordinary shares	30 September 2006		30 September 2005	
	Ordinary shares	**Share options**	Ordinary shares	Share options
Directors				
Sean FitzPatrick	**4,473,869**	-	4,446,132	-
David Drumm	**305,520**	**1,402,696**	177,989	1,527,596
Lar Bradshaw	**120,139**	-	50,331	-
Tom Browne	**884,733**	**1,608,330**	878,892	1,608,330
Fintan Drury	**53,327**	-	52,816	-
Anne Heraty	**25,000**	-	- *	- *
Michael Jacob	**746,766**	-	746,766	-
William McAteer	**2,863,376**	**1,002,696**	2,388,376	1,477,696
Gary McGann	**139,247**	-	100,630	-
Declan Quilligan	**179,148**	**902,696**	53,299 *	1,027,596 *
Ned Sullivan	**425,200**	-	422,607	-
Pat Whelan	**145,248**	**701,366**	145,248 *	701,366 *
Patrick Wright	**385,266**	-	381,570	-
Secretary				
Bernard Daly	**71,041**	**150,000**	31,830	308,100

* or date of appointment if later

There have been no changes in the Directors' and Secretary's shareholdings between 30 September 2006 and 5 December 2006. The Directors and Secretary and their spouses and minor children have no other interests in the shares of the Bank or its Group undertakings as at 30 September 2006.

Details of options outstanding at 30 September 2006 are shown in the Register of Directors' and Secretary's Interests, which may be inspected at the Bank's registered office. The closing market price of the Bank's ordinary shares at 30 September 2006 was €12.95 (2005: €11.33) and the range during the year to 30 September 2006 was from €10.74 to €13.89.

Share options granted to Directors

Options to subscribe for ordinary shares in the Bank granted to and exercised by Directors during the year to 30 September 2006 are included in the following table:

	^ Options at 1 Oct 2005 Number	Options granted since 1 Oct 2005 Number	Options exercised since 1 Oct 2005 Number	Market price at exercise date Price €	Options outstanding at 30 Sept 2006 Number	Date from which exercisable	Expiry date	Exercise price €	Weighted average exercise price €
David Drumm	124,900	-	124,900	13.18	-	# Sept 05	Sept 10	1.18	
	200,000	-	-		200,000	• Sept 06	Sept 13	4.68	
	200,000	-	-		200,000	# Sept 08	Sept 13	4.68	
	500,000	-	-		500,000	• Nov 07	Nov 14	7.97	
	500,000	-	-		500,000	# Nov 09	Nov 14	7.97	
	2,696	-	-		2,696	* Feb 07	Aug 07	4.51	
	1,527,596	-	124,900		1,402,696				**7.03**
Tom Browne	300,000	-	-		300,000	• Feb 05	Feb 12	2.25	
	300,000	-	-		300,000	# Feb 07	Feb 12	2.25	
	500,000	-	-		500,000	• Sept 06	Sept 13	4.68	
	500,000	-	-		500,000	# Sept 08	Sept 13	4.68	
	8,330	-	-		8,330	* June 07	Dec 07	2.54	
	1,608,330	-	-		1,608,330				**3.76**
William McAteer	475,000	-	475,000	13.18	-	# Sept 05	Sept 10	1.18	
	500,000	-	-		500,000	• Dec 06	Dec 13	6.30	
	500,000	-	-		500,000	# Dec 08	Dec 13	6.30	
	2,696	-	-		2,696	* Feb 07	Aug 07	4.51	
	1,477,696	-	475,000		1,002,696				**6.30**
Declan Quilligan	124,900	-	124,900	13.18	-	# Sept 05	Sept 10	1.18	
	100,000	-	-		100,000	• Sept 06	Sept 13	4.68	
	100,000	-	-		100,000	# Sept 08	Sept 13	4.68	
	100,000	-	-		100,000	• Nov 07	Nov 14	7.97	
	200,000	-	-		200,000	# Nov 09	Nov 14	7.97	
	100,000	-	-		100,000	+ Nov 07	Nov 14	7.97	
	150,000	-	-		150,000	• Dec 08	Dec 15	11.82	
	150,000	-	-		150,000	# Dec 10	Dec 15	11.82	
	2,696	-	-		2,696	* Feb 07	Aug 07	4.51	
	1,027,596	-	124,900		902,696				**8.51**
Pat Whelan	200,000	-	-		200,000	• Sept 06	Sept 13	4.68	
	200,000	-	-		200,000	# Sept 08	Sept 13	4.68	
	50,000	-	-		50,000	• Nov 07	Nov 14	7.97	
	100,000	-	-		100,000	# Nov 09	Nov 14	7.97	
	50,000	-	-		50,000	+ Nov 07	Nov 14	7.97	
	50,000	-	-		50,000	• Dec 08	Dec 15	11.82	
	50,000	-	-		50,000	# Dec 10	Dec 15	11.82	
	1,366	-	-		1,366	* Jan 09	July 09	8.90	
	701,366	-	-		701,366				**6.64**

• Basic tier options - ESOS
Second tier options - ESOS
* SAYE scheme options
+ ESOP options
^ Or date of appointment if later

52. Report on Directors' remuneration and interests continued

Directors' pension benefits

The Group makes payments to defined contribution pension plans for Tom Browne and William McAteer. All of the other Executive Directors are members of a Group defined benefit scheme. Details are as follows:

	Defined benefit			Defined contribution
	Increase in accrued annual pension benefit during year €'000	Total accrued pension benefit at year end €'000	Total increase in transfer value of accrued benefit €'000	Group contribution €'000
David Drumm	17	258	240	-
Tom Browne	-	-	-	112
William McAteer	-	-	-	87
Declan Quilligan (1)	5	122	39	-
John Rowan (2)	101	282	5,085	-
Pat Whelan (3)	3	76	60	-
	126	738	5,424	199

(1) Co-opted on 26 January 2006.

(2) Retired on 31 December 2005. In addition, John Rowan is due to receive a lump sum payment at age 50 from the scheme of €1,590,000.

(3) Co-opted on 6 July 2006.

The increase in accrued annual pension benefit during the year excludes any increase for inflation. The total accrued pension benefit at the year end is that which would be paid annually on normal retirement date, based on service to the year end. The total increase in transfer value of accrued benefit has been calculated by an independent actuary.

Fees paid to Non-executive Directors are not pensionable.

53. Related party transactions

Transactions with subsidiary undertakings

Banking transactions are entered into by the Bank with its subsidiaries in the normal course of business. Balances between the Bank and its subsidiaries are detailed in notes 18, 19, 21, 34, 35, 36 and 43. Details of the principal subsidiary undertakings are shown in note 27.

Joint ventures

The Group provides certain banking and financial services for its joint ventures.

Pension funds

The Group provides normal investment fund management and banking services to pension funds operated by the Group for the benefit of its employees. These services are provided on similar terms to third party transactions and are not material to the Group.

Remuneration of key management personnel

The following disclosures are made in accordance with the provisions of IAS 24 'Related Party Disclosures' in respect of the remuneration of key management personnel. For the purposes of this standard, key management personnel comprise the Board of Directors (Executive and Non-executive) and members of the Senior Executive Board.

The amounts presented below include the figures separately reported in the Report on Directors' remuneration and interests in note 52.

	2006	2005
	€m	€m
Salaries and short-term employee benefits	**9**	9
Directors' fees	**1**	1
Post employment benefits	**9**	10
Other long-term benefits	**3**	2
Equity compensation benefits	**5**	4
	27	26

53. Related party transactions continued

Transactions with key management personnel

Loans to key management personnel are made in the ordinary course of business on normal commercial terms. In addition, key management personnel may hold deposits with the Group.

The aggregate amounts outstanding at year end of loans to and deposits by persons who, at any time during the year, were key management personnel were:

	2006		2005	
	Aggregate balance €m	Number of persons	Aggregate balance €m	Number of persons
Directors				
Loans	25	12	21	13
Deposits	5	11	4	10
Members of the Senior Executive Board *				
Loans	6	4	2	4
Deposits	3	7	2	6
Total loans	31	16	23	17
Total deposits	8	18	6	16

* Excluding Executive Directors

Other related party transactions

Anne Heraty, a Non-executive Director, is also a Director of CPL Resources plc. During the year ended 30 September 2006, CPL Resources plc received €40,000 in fees, incurred in the normal course of business, from the Group.

Fintan Drury, a Non-executive Director, is also a Director of Platinum One Ltd. During the year ended 30 September 2006, Platinum One Ltd received €26,000 in fees, incurred in the normal course of business, from the Group.

54. Events after the balance sheet date

In accordance with IAS 10 'Events after the Balance Sheet Date', the proposed final dividend of 10.84 cent per ordinary share, amounting to €78m, is not recognised as a liability until it is ratified at the Annual General Meeting.

55. Trust activities

The Group provides custody, trustee, investment management and advisory services to third parties which involve the Group making allocation, purchase and sale decisions in relation to a wide range of assets. Those assets that are held in a fiduciary capacity are not included in these financial statements. At the balance sheet date the Group had the following assets under management:

	2006	2005
	€m	€m
Equities and investment properties	**4,830**	3,750
Managed cash and other assets	**1,638**	1,051
	6,468	4,801

56. Reconciliation of Irish GAAP to IFRS

As stated in the section on First-time adoption of International Financial Reporting Standards ('IFRS') on pages 47 and 48 and in note 1, these are the Group's first financial statements prepared in accordance with IFRS.

In order to prepare the IFRS opening balance sheet at 1 October 2004, it was necessary to adjust the amounts reported in the financial statements prepared in accordance with Irish GAAP to reflect the application of IFRS. Reconciliations from Irish GAAP to IFRS as set out in this note explain how the transition affected the financial position of the Group and the Bank.

The balance sheet reconciliations present the restatement of the Group and the Bank balance sheets at 30 September 2004 and 30 September 2005 from Irish GAAP to IFRS and also show the impact of IAS 32 and IAS 39 at 1 October 2005. The reconciliation of the consolidated income statement presents the transition adjustments made to the Irish GAAP profit and loss account to arrive at the consolidated IFRS income statement for the year ended 30 September 2005.

Reconciliations of total equity between Irish GAAP and IFRS at 30 September 2004 for the Group and the Bank are presented in note 42. The impact of the adoption of IAS 32 and IAS 39 on total equity at 1 October 2005 is also shown. Additionally, explanations of the key differences between Irish GAAP and IFRS and how they impact the Group's financial statements are set out in this note.

56. Reconciliation of Irish GAAP to IFRS continued

Reconciliation of consolidated income statement
For the year ended 30 September 2005

The Group

	Irish GAAP €m	Securit-isation (b) €m	Joint ventures (c) €m	Soft-ware (d) €m	Goodwill (f) €m	Share-based payments (h) €m	Employee benefits (i) €m	Foreign exchange (k) €m	IFRS €m
Interest and similar income	2,077	34	-	-	-	-	-	(17)	2,094
Interest expense and similar charges	(1,357)	(30)	-	-	-	-	-	16	(1,371)
Net interest income	720	4	-	-	-	-	-	(1)	723
Fee and commission income	241	1	-	-	-	-	-	(1)	241
Fee and commission expense	(22)	(2)	-	-	-	-	-	-	(24)
Dealing profits	16	-	-	-	-	-	-	-	16
Other operating income	22	(3)	(3)	-	-	-	-	-	16
Other income	257	(4)	(3)	-	-	-	-	(1)	249
Total operating income	977	-	(3)	-	-	-	-	(2)	972
Administrative expenses	(247)	-	-	5	-	(8)	(3)	1	(252)
Depreciation	(11)	-	-	5	-	-	-	-	(6)
Amortisation of intangible assets and goodwill	(4)	-	-	(7)	4	-	-	-	(7)
Total operating expenses	(262)	-	-	3	4	(8)	(3)	1	(265)
Operating profit before provisions for impairment	715	-	(3)	3	4	(8)	(3)	(1)	707
Provisions for impairment on loans and advances	(30)	-	-	-	-	-	-	-	(30)
Operating profit	685	-	(3)	3	4	(8)	(3)	(1)	677
Share of results of joint ventures	-	-	3	-	-	-	-	-	3
Profit before taxation	685	-	-	3	4	(8)	(3)	(1)	680
Taxation	(140)	-	-	-	-	-	-	-	(140)
Profit for the year	545	-	-	3	4	(8)	(3)	(1)	540

56. Reconciliation of Irish GAAP to IFRS continued

Reconciliation of consolidated balance sheet (excluding IAS 32 and IAS 39)
As at 30 September 2005

The Group

	Irish GAAP 30 Sept 2005 €m	Assurance business (a) €m	Securit-isation (b) €m	Joint ventures (c) €m	Software (d) €m	Taxation reclassification (e) €m	Goodwill (f) €m	Dividends (g) €m	Share-based payments (h) €m	Employee benefits (i) €m	Investment property (j) €m	IFRS 30 Sept 2005 €m
Assets												
Cash and balances with central banks	567	-	-	-	-	-	-	-	-	-	-	567
Loans and advances to banks	6,253	145	-	-	-	-	-	-	-	-	-	6,398
Loans and advances to customers	34,099	(821)	322	-	-	-	-	-	-	-	-	33,600
Securitised assets (net)	15	-	(15)	-	-	-	-	-	-	-	-	-
Debt securities	4,933	95	-	-	-	-	-	-	-	-	-	5,028
Equity shares	47	179	-	(23)	-	-	-	-	-	-	-	203
Interests in joint ventures	-	-	-	23	-	-	-	-	-	-	-	23
Intangible assets - software	-	-	-	-	22	-	-	-	-	-	-	22
Intangible assets - goodwill	65	-	-	-	-	-	2	-	-	-	-	67
Investment property												
- held on own account	-	-	-	-	-	-	-	-	-	-	37	37
- held in respect of liabilities to customers under investment contracts	-	1,219	-	-	-	-	-	-	-	-	-	1,219
Property, plant and equipment	89	-	-	-	(14)	-	-	-	-	-	(39)	36
Retirement benefit assets	-	-	-	-	-	-	-	-	-	12	-	12
Deferred taxation	-	-	-	-	(1)	43	-	-	-	6	-	48
Other assets	777	-	-	-	-	(38)	-	-	-	-	-	739
Prepayments and accrued income	475	-	-	-	-	-	-	-	-	(61)	-	414
Life assurance assets attributable to policyholders	944	(944)	-	-	-	-	-	-	-	-	-	-
Total assets	48,264	(127)	307	-	7	5	2	-	-	(43)	(2)	48,413

	Irish GAAP 30 Sept 2005 €m	Assurance business (a) €m	Securit-isation (b) €m	Joint ventures (c) €m	Software (d) €m	Taxation reclassification (e) €m	Goodwill (f) €m	Dividends (g) €m	Share-based payments (h) €m	Employee benefits (i) €m	Investment property (j) €m	IFRS 30 Sept 2005 €m
Liabilities												
Deposits from banks	7,151	15	-	-	-	-	-	-	-	-	-	7,166
Customer accounts	25,160	(96)	-	-	-	-	-	-	-	-	-	25,064
Debt securities in issue	9,405	-	307	-	-	-	-	-	-	-	-	9,712
Liabilities to customers under investment contracts	-	944	-	-	-	-	-	-	-	-	-	944
Current taxation	-	-	-	-	-	57	-	-	-	-	-	57
Proposed ordinary dividends	61	-	-	-	-	-	-	(61)	-	-	-	-
Other liabilities	433	-	-	-	-	(57)	-	-	-	-	-	376
Accruals and deferred income	457	3	-	-	-	-	-	-	-	(2)	-	458
Retirement benefit liabilities	-	-	-	-	-	-	-	-	-	7	-	7
Provisions for liabilities and charges	5	-	-	-	-	-	-	-	-	(5)	-	-
Deferred taxation	-	-	-	-	-	5	-	-	-	-	-	5
Subordinated liabilities and other capital instruments	1,843	-	-	-	-	-	-	-	-	-	-	1,843
Life assurance liabilities attributable to policyholders	944	(944)	-	-	-	-	-	-	-	-	-	-
Total liabilities	45,459	(78)	307	-	-	5	-	(61)	-	-	-	45,632
Share capital	109	-	-	-	-	-	-	-	-	-	-	109
Share premium	600	-	-	-	-	-	-	-	-	-	-	600
Other reserves	2	-	-	-	-	-	-	-	12	-	(1)	13
Retained profits	1,401	(10)	-	-	7	-	2	61	(12)	(43)	-	1,406
Shareholders' funds	2,112	(10)	-	-	7	-	2	61	-	(43)	(1)	2,128
Minority interest	693	(39)	-	-	-	-	-	-	-	-	(1)	653
Total equity	2,805	(49)	-	-	7	-	2	61	-	(43)	(2)	2,781
Total equity and liabilities	48,264	(127)	307	-	7	5	2	-	-	(43)	(2)	48,413

56. Reconciliation of Irish GAAP to IFRS continued

Reconciliation of consolidated balance sheet (including IAS 32 and IAS 39) As at 1 October 2005

The Group

	IFRS 30 Sept 2005 €m	Arrangement fees (l) €m	Loan impairment (m) €m	Financial instruments reclassification (n) €m	Derivatives and hedging (o) €m	Offsetting (p) €m	Finance leases (q) €m	Debt/ equity reclassification (r) €m	IFRS 1 Oct 2005 €m
Assets									
Cash and balances with central banks	567	-	-	1	-	-	-	-	568
Financial assets held at fair value through profit or loss									
- held on own account	-	-	-	17	-	-	-	-	17
- held in respect of liabilities to customers under investment contracts	-	-	-	274	-	-	-	-	274
Derivative financial instruments	-	-	-	-	1,443	184	-	-	1,627
Loans and advances to banks	6,398	-	-	41	-	-	-	-	6,439
Available-for-sale financial assets	-	-	-	5,005	-	-	-	-	5,005
Loans and advances to customers	33,600	(93)	123	149	(2)	-	(3)	-	33,774
Debt securities	5,028	-	-	(5,028)	-	-	-	-	-
Equity shares	203	-	-	(203)	-	-	-	-	-
Interests in joint ventures	23	-	-	-	-	-	-	-	23
Intangible assets - software	22	-	-	-	-	-	-	-	22
Intangible assets - goodwill	67	-	-	-	-	-	-	-	67
Investment property									
- held on own account	37	-	-	-	-	-	-	-	37
- held in respect of liabilities to customers under investment contracts	1,219	-	-	-	-	-	-	-	1,219
Property, plant and equipment	36	-	-	-	-	-	-	-	36
Retirement benefit assets	12	-	-	-	-	-	-	-	12
Deferred taxation	48	9	(33)	-	3	-	-	-	27
Other assets	739	-	-	-	(371)	-	-	-	368
Prepayments and accrued income	414	-	-	(225)	(122)	-	-	-	67
Total assets	48,413	(84)	90	31	951	184	(3)	-	49,582

	IFRS 30 Sept 2005 €m	Arrangement fees (l) €m	Loan impairment (m) €m	Financial instruments reclassification (n) €m	Derivatives and hedging (o) €m	Offsetting (p) €m	Finance leases (q) €m	Debt/ equity reclassification (r) €m	IFRS 1 Oct 2005 €m
Liabilities									
Deposits from banks	7,166	-	-	7	-	-	-	-	7,173
Customer accounts	25,064	-	-	141	(11)	-	-	-	25,194
Debt securities in issue	9,712	-	-	54	8	-	-	-	9,774
Derivative financial instruments	-	-	-	-	1,395	184	-	-	1,579
Liabilities to customers under investment contracts	944	-	-	-	(29)	-	-	-	915
Current taxation	57	-	-	-	-	-	-	-	57
Other liabilities	376	-	-	-	(352)	-	-	-	24
Accruals and deferred income	458	(47)	-	(227)	(40)	-	-	-	144
Retirement benefit liabilities	7	-	-	-	-	-	-	-	7
Deferred taxation	5	-	-	4	-	-	-	-	9
Subordinated liabilities and other capital instruments	1,843	-	-	25	4	-	-	1,085	2,957
Total liabilities	45,632	(47)	-	4	975	184	-	1,085	47,833
Share capital	109	-	-	-	-	-	-	-	109
Share premium	600	-	-	-	-	-	-	(431)	169
Other reserves	13	-	-	26	19	-	-	-	58
Retained profits	1,406	(37)	90	1	(43)	-	(3)	(3)	1,411
Shareholders' funds	2,128	(37)	90	27	(24)	-	(3)	(434)	1,747
Minority interest	653	-	-	-	-	-	-	(651)	2
Total equity	2,781	(37)	90	27	(24)	-	(3)	(1,085)	1,749
Total equity and liabilities	48,413	(84)	90	31	951	184	(3)	-	49,582

56. Reconciliation of Irish GAAP to IFRS continued

Reconciliation of consolidated balance sheet (excluding IAS 32 and IAS 39)
As at 1 October 2004

The Group

	Irish GAAP 30 Sept 2004 €m	Assurance business (a) €m	Securit-isation (b) €m	Joint ventures (c) €m	Software (d) €m	Taxation reclassification (e) €m	Goodwill (f) €m	Dividends (g) €m	Share-based payments (h) €m	Employee benefits (i) €m	Investment property (j) €m	IFRS 1 Oct 2004 €m
Assets												
Cash and balances with central banks	363	-	-	-	-	-	-	-	-	-	-	363
Loans and advances to banks	5,848	164	-	-	-	-	-	-	-	-	-	6,012
Loans and advances to customers	23,724	(361)	666	-	-	-	-	-	-	-	-	24,029
Securitised assets (net)	31	-	(31)	-	-	-	-	-	-	-	-	-
Debt securities	2,534	35	-	-	-	-	-	-	-	-	-	2,569
Equity shares	26	135	-	(12)	-	-	-	-	-	-	-	149
Interests in joint ventures	-	-	-	12	-	-	-	-	-	-	-	12
Intangible assets - software	-	-	-	-	17	-	-	-	-	-	-	17
Intangible assets - goodwill	69	-	-	-	-	-	(2)	-	-	-	-	67
Investment property												
- held on own account	-	-	-	-	-	-	-	-	-	-	25	25
- held in respect of liabilities to customers under investment contracts	-	599	-	-	-	-	-	-	-	-	-	599
Property, plant and equipment	59	-	-	-	(12)	-	-	-	-	-	(25)	22
Retirement benefit assets	-	-	-	-	-	-	-	-	-	4	-	4
Deferred taxation	-	-	-	-	(1)	35	-	-	-	4	-	38
Other assets	578	-	-	-	-	(35)	-	-	-	-	-	543
Prepayments and accrued income	440	-	-	-	-	-	-	-	-	(37)	-	403
Life assurance assets attributable to policyholders	668	(668)	-	-	-	-	-	-	-	-	-	-
Total assets	34,340	(96)	635	-	4	-	(2)	-	-	(29)	-	34,852

	Irish GAAP 30 Sept 2004 €m	Assurance business (a) €m	Securit-isation (b) €m	Joint ventures (c) €m	Software (d) €m	Taxation reclassification (e) €m	Goodwill (f) €m	Dividends (g) €m	Share-based payments (h) €m	Employee benefits (i) €m	Investment property (j) €m	IFRS 1 Oct 2004 €m
Liabilities												
Deposits from banks	2,606	15	-	-	-	-	-	-	-	-	-	2,621
Customer accounts	19,546	(64)	-	-	-	-	-	-	-	-	-	19,482
Debt securities in issue	6,945		635	-	-	-	-	-	-	-	-	7,580
Liabilities to customers under investment contracts	-	668	-	-	-	-	-	-	-	-	-	668
Current taxation	-	-	-	-	-	49	-	-	-	-	-	49
Proposed ordinary dividends	50	-	-	-	-	-	-	(50)	-	-	-	-
Other liabilities	256	-	-	-	-	(49)	-	-	-	-	-	207
Accruals and deferred income	392	(1)	-	-	-	-	-	-	-	(2)	-	389
Retirement benefit liabilities	-	-	-	-	-	-	-	-	-	4	-	4
Provisions for liabilities and charges	5	-	-	-	-	-	-	-	-	(5)	-	-
Subordinated liabilities and other capital instruments	1,133	-	-	-	-	-	-	-	-	-	-	1,133
Perpetual capital securities	656	-	-	-	-	-	-	-	-	-	-	656
Life assurance liabilities attributable to policyholders	668	(668)	-	-	-	-	-	-	-	-	-	-
Total liabilities	32,257	(50)	635	-	-	-	-	(50)	-	(3)	-	32,789
Share capital	107	-	-	-	-	-	-	-	-	-	-	107
Share premium	158	-	-	-	-	-	-	-	-	-	-	158
Other reserves	1	-	-	-	-	-	-	-	4	-	-	5
Retained profits	974	(5)	-	-	4	-	(2)	50	(4)	(26)	-	991
Shareholders' funds	1,240	(5)	-	-	4	-	(2)	50	-	(26)	-	1,261
Minority interest	843	(41)	-	-	-	-	-	-	-	-	-	802
Total equity	2,083	(46)	-	-	4	-	(2)	50	-	(26)	-	2,063
Total equity and liabilities	34,340	(96)	635	-	4	-	(2)	-	-	(29)	-	34,852

56. Reconciliation of Irish GAAP to IFRS continued

Reconciliation of parent Bank balance sheet (excluding IAS 32 and IAS 39)
As at 30 September 2005

The Bank

	Irish GAAP 30 Sept 2005 €m	Securit-isation (b) €m	Software (d) €m	Taxation reclassification (e) €m	Goodwill (f) €m	Dividends (g) €m	Share-based payments (h) €m	Employee benefits (i) €m	Group dividends (g) €m	IFRS 30 Sept 2005 €m
Assets										
Cash and balances with central banks	558	-	-	-	-	-	-	-	-	558
Loans and advances to banks	4,693	-	-	-	-	-	-	-	-	4,693
Loans and advances to customers	33,392	322	-	-	-	-	-	-	(3)	33,711
Securitised assets (net)	15	(15)	-	-	-	-	-	-	-	-
Debt securities	4,922	-	-	-	-	-	-	-	-	4,922
Equity shares	11	-	-	-	-	-	-	-	-	11
Investments in Group undertakings	613	-	-	-	-	-	-	-	-	613
Intangible assets - software	-	-	16	-	-	-	-	-	-	16
Property, plant and equipment	28	-	(9)	-	-	-	-	-	-	19
Retirement benefit assets	-	-	-	-	-	-	-	9	-	9
Deferred taxation	35	-	(1)	-	-	-	-	6	-	40
Other assets	363	-	-	-	-	-	-	-	-	363
Prepayments and accrued income	420	-	-	-	-	-	-	(61)	-	359
Total assets	45,050	307	6	-	-	-	-	(46)	(3)	45,314

	Irish GAAP 30 Sept 2005 €m	Securit-isation (b) €m	Software (d) €m	Taxation reclassification (e) €m	Goodwill (f) €m	Dividends (g) €m	Share-based payments (h) €m	Employee benefits (i) €m	Group dividends (g) €m	IFRS 30 Sept 2005 €m
Liabilities										
Deposits from banks	9,667	-	-	-	-	-	-	-	-	9,667
Customer accounts	22,320	-	-	-	-	-	-	-	-	22,320
Debt securities in issue	9,226	307	-	-	-	-	-	-	-	9,533
Current taxation	-	-	-	32	-	-	-	-	-	32
Proposed ordinary dividends	61	-	-	-	-	(61)	-	-	-	-
Other liabilities	398	-	-	(32)	-	-	-	-	-	366
Accruals and deferred income	398	-	-	-	-	-	-	(3)	-	395
Subordinated liabilities and other capital instruments	1,182	-	-	-	-	-	-	-	-	1,182
Total liabilities	43,252	307	-	-	-	(61)	-	(3)	-	43,495
Share capital	109	-	-	-	-	-	-	-	-	109
Share premium	600	-	-	-	-	-	-	-	-	600
Other reserves	1	-	-	-	-	-	12	-	-	13
Retained profits	1,088	-	6	-	-	61	(12)	(43)	(3)	1,097
Total equity	1,798	-	6	-	-	61	-	(43)	(3)	1,819
Total equity and liabilities	45,050	307	6	-	-	-	-	(46)	(3)	45,314

56. Reconciliation of Irish GAAP to IFRS continued

Reconciliation of parent Bank balance sheet (including IAS 32 and IAS 39)
As at 1 October 2005

The Bank

	IFRS 30 Sept 2005 €m	Arrangement fees (l) €m	Loan impairment (m) €m	Financial instruments reclassification (n) €m	Derivatives and hedging (o) €m	Offsetting (p) €m	Finance Leases (q) €m	Debt/ equity reclassification (r) €m	IFRS 1 Oct 2005 €m
Assets									
Cash and balances with central banks	558	-	-	1	-	-	-	-	559
Financial assets held at fair value through profit or loss									
- held on own account	-	-	-	4	-	-	-	-	4
Derivative financial instruments	-	-	-	-	1,467	184	-	-	1,651
Loans and advances to banks	4,693	-	-	34	-	-	-	-	4,727
Available-for-sale financial assets	-	-	-	4,992	-	-	-	-	4,992
Loans and advances to customers	33,711	(115)	110	130	(1)	-	(2)	-	33,833
Debt securities	4,922	-	-	(4,922)	-	-	-	-	-
Equity shares	11	-	-	(11)	-	-	-	-	-
Investments in Group undertakings	613	-	-	-	-	-	-	-	613
Intangible assets - software	16	-	-	-	-	-	-	-	16
Property, plant and equipment	19	-	-	-	-	-	-	-	19
Retirement benefit assets	9	-	-	-	-	-	-	-	9
Deferred taxation	40	18	(30)	(4)	4	-	-	-	28
Other assets	363	-	-	-	(362)	-	-	-	1
Prepayments and accrued income	359	-	-	(199)	(121)	-	-	-	39
Total assets	45,314	(97)	80	25	987	184	(2)	-	46,491

	IFRS 30 Sept 2005 €m	Arrangement fees (l) €m	Loan impairment (m) €m	Financial instruments reclassification (n) €m	Derivatives and hedging (o) €m	Offsetting (p) €m	Finance leases (q) €m	Debt/ equity reclassification (r) €m	IFRS 1 Oct 2005 €m
Liabilities									
Deposits from banks	9,667	-	-	6	-	-	-	-	9,673
Customer accounts	22,320	-	-	123	(10)	-	-	-	22,433
Debt securities in issue	9,533	-	-	54	8	-	-	-	9,595
Derivative financial instruments	-	-	-	-	1,405	184	-	-	1,589
Current taxation	32	-	-	-	-	-	-	-	32
Other liabilities	366	-	-	-	(343)	-	-	-	23
Accruals and deferred income	395	(42)	-	(197)	(40)	-	-	-	116
Subordinated liabilities and other capital instruments	1,182	-	-	14	(5)	-	-	431	1,622
Total liabilities	43,495	(42)	-	-	1,015	184	-	431	45,083
Share capital	109	-	-	-	-	-	-	-	109
Share premium	600	-	-	-	-	-	-	(431)	169
Other reserves	13	-	-	25	20	-	-	-	58
Retained profits	1,097	(55)	80	-	(48)	-	(2)	-	1,072
Total equity	1,819	(55)	80	25	(28)	-	(2)	(431)	1,408
Total equity and liabilities	45,314	(97)	80	25	987	184	(2)	-	46,491

56. Reconciliation of Irish GAAP to IFRS continued

Reconciliation of parent Bank balance sheet (excluding IAS 32 and IAS 39)
As at 1 October 2004

The Bank

	Irish GAAP 30 Sept 2004 €m	Securit-isation (b) €m	Software (d) €m	Taxation reclassification (e) €m	Goodwill (f) €m	Dividends (g) €m	Share-based payments (h) €m	Employee benefits (i) €m	Group dividends (g) €m	IFRS 1 Oct 2004 €m
Assets										
Cash and balances with central banks	345	-	-	-	-	-	-	-	-	345
Loans and advances to banks	4,845	-	-	-	-	-	-	-	-	4,845
Loans and advances to customers	22,496	666	-	-	-	-	-	-	(4)	23,158
Securitised assets (net)	31	(31)	-	-	-	-	-	-	-	-
Debt securities	2,524	-	-	-	-	-	-	-	-	2,524
Equity shares	3	-	-	-	-	-	-	-	-	3
Investment in Group undertakings	602	-	-	-	-	-	-	-	-	602
Intangible assets - software	-	-	9	-	-	-	-	-	-	9
Intangible assets - goodwill	-	-	-	-	-	-	-	-	-	-
Property, plant and equipment	20	-	(5)	-	-	-	-	-	-	15
Retirement benefit assets	-	-	-	-	-	-	-	4	-	4
Deferred taxation	-	-	(1)	28	-	-	-	4	-	31
Other assets	237	-	-	(28)	-	-	-	-	-	209
Prepayments and accrued income	350	-	-	-	-	-	-	(37)	-	313
Total assets	31,453	635	3	-	-	-	-	(29)	(4)	32,058

	Irish GAAP 30 Sept 2004 €m	Securit-isation (b) €m	Software (d) €m	Taxation reclassification (e) €m	Goodwill (f) €m	Dividends (g) €m	Share-based payments (h) €m	Employee benefits (i) €m	Group dividends (g) €m	IFRS 1 Oct 2004 €m
Liabilities										
Deposits from banks	4,629	-	-	-	-	-	-	-	-	4,629
Customer accounts	17,438	-	-	-	-	-	-	-	-	17,438
Debt securities in issue	6,749	635	-	-	-	-	-	-	-	7,384
Current taxation	-	-	-	41	-	-	-	-	-	41
Proposed ordinary dividends	50	-	-		-	(50)	-	-	-	-
Other liabilities	235	-	-	(41)	-	-	-	-	-	194
Accruals and deferred income	267	-	-	-	-	-	-	(2)	-	265
Retirement benefit liabilities	-	-	-	-	-	-	-	-	-	-
Provisions for liabilities and charges	-	-	-	-	-	-	-	-	-	-
Deferred taxation	-	-	-	-	-	-	-	-	-	-
Subordinated liabilities and other capital instruments	1,133	-	-	-	-	-	-	-	-	1,133
Total liabilities	30,501	635	-	-	-	(50)	-	(2)	-	31,084
Share capital	107	-	-	-	-	-	-	-	-	107
Share premium	158	-	-	-	-	-	-	-	-	158
Other reserves	1	-	-	-	-	-	4	-	-	5
Retained profits	686	-	3	-	-	50	(4)	(27)	(4)	704
Total equity	952	-	3	-	-	50	-	(27)	(4)	974
Total equity and liabilities	31,453	635	3	-	-	-	-	(29)	(4)	32,058

56. Reconciliation of Irish GAAP to IFRS continued

The key differences between Irish GAAP and IFRS impacting the Group's financial statements are as follows:

Irish GAAP	IFRS
(a) Assurance business	
In order to reflect the different nature of the policyholders' interests in the assurance business, the assets and liabilities attributable to policyholders are classified separately in the consolidated balance sheet. All intergroup transactions and balances are eliminated on consolidation with the exception of transactions and balances between the banking business and policyholders of the life assurance business.	IAS 27 'Consolidated and Separate Financial Statements' requires that all Group entities be consolidated on a line-by-line basis, except in very limited circumstances. The assets and liabilities of the assurance business are now consolidated on a line-by-line basis and all intragroup transactions are eliminated. Contracts issued by the assurance business are unit-linked and do not contain any significant insurance risk. These contracts are all classified as investment contracts under IFRS. Financial assets and investment property held in respect of liabilities to customers under investment contracts are stated at fair value and, together with the related liabilities to customers under investment contracts, are separately disclosed in the Group balance sheet. Investment income and changes in fair value arising from these assets and the corresponding movement in investment contract liabilities are included on a net basis in other operating income.

IFRS impact:

Consolidating the assets and liabilities of the assurance business on a line-by-line basis represents a change in balance sheet presentation.

The principal impact of IFRS is that €1,219m of investment property and €274m of financial assets held in respect of liabilities to customers under investment contracts now feature separately on the face of the 1 October 2005 balance sheet.

Loans and advances to customers issued to fund these assets reduce by €821m on consolidation due to the elimination of lending balances between the banking business and policyholders of the assurance business.

Irish GAAP	IFRS
(b) Securitisation	
Assets sold under securitisation arrangements, whereby the Group retains significant rights to benefits but where its maximum loss is limited to a fixed monetary amount, are included in the balance sheet at their gross amount less the non-returnable proceeds received on securitisation using a linked presentation. The contribution earned from securitised assets is included in other operating income.	The linked presentation treatment of securitised loans no longer applies. Instead securitised loans are included in loans and advances to customers. Funding for securitised loans is now included as part of liabilities in the balance sheet. The income and costs associated with securitised loans are now included within the relevant income statement heading rather than being netted and reported within other operating income.

IFRS impact:

This represents a reclassification on the face of the income statement and balance sheet. There is no profit impact. The size of the balance sheet increases by €307m at 30 September 2005, being the amount of securitisation funding at that date.

Irish GAAP	IFRS
(c) Interests in joint ventures	
Investments in joint ventures which form part of a venture capital investment portfolio are treated as equity share investments and are stated at cost less provisions for permanent diminution in value. Distributions received from these investments are recognised as income when received.	Investments in joint ventures are now accounted for using the equity method of accounting and are initially recognised at cost. The Group's share of profits or losses of joint ventures is shown net of taxation in the income statement. Cumulative post-acquisition movements are adjusted against the carrying amount of the investment.

IFRS impact:

€23m has been reclassified from equity shares at 30 September 2005 and separately disclosed on the face of the balance sheet as interests in joint ventures.

There is no profit impact.

56. Reconciliation of Irish GAAP to IFRS continued

Irish GAAP	IFRS
(d) Software and software development costs	
External costs incurred on computer software development are capitalised within tangible fixed assets. After the software has been brought into use capitalised costs are depreciated over the software's estimated useful life of four years.	Software and software development costs are capitalised if they create identifiable intangible assets and the cost of the software can be reliably measured. Both external and directly related internal computer software development costs are capitalised where the Group will generate future economic benefits from the software. After the software has been brought into use the capitalised costs are amortised over the software's estimated useful life of four years.

IFRS impact:

This gives rise to a reclassification from tangible fixed assets to intangible assets, in respect of the carrying value of previously recognised external computer software and related development costs. Also, qualifying internal costs previously written off under Irish GAAP are now recognised as intangible assets and the income statement has been adjusted accordingly.

The effect of this change is to increase total equity at 30 September 2005 by €7m and to increase profits by €3m for the year ended 30 September 2005.

Irish GAAP	IFRS
(e) Taxation reclassification	
Current and deferred taxation are included within other assets and other liabilities as appropriate.	Both current and deferred tax assets and liabilities are now presented separately on the face of the balance sheet.

IFRS impact:

Both current and deferred tax are now separately disclosed in the balance sheet.

Irish GAAP	IFRS
(f) Goodwill	
Purchased goodwill represents the excess of the purchase consideration over the fair value ascribed to the net tangible assets acquired. Purchased goodwill arising on acquisitions on or after 1 October 1998 is capitalised as an intangible asset and amortised over the estimated useful economic lives of these acquisitions, subject to a maximum period of twenty years. Prior to that date purchased goodwill had been written off against reserves in the year of acquisition. The carrying value of goodwill is reviewed for impairment if events or changes in circumstances indicate that the carrying value may not be recoverable.	From 1 October 2004 goodwill is no longer amortised. It is tested at least annually for impairment and carried at cost less accumulated impairment losses. Goodwill previously written off against reserves has not been reinstated.

IFRS impact:

Goodwill charged to the income statement since 1 October 2004 has been reversed, resulting in a €4m increase in profits for the year ended 30 September 2005. A €2m reduction to the 30 September 2004 goodwill balance has arisen out of an impairment review conducted under IFRS as at that date.

Irish GAAP	IFRS
(g) Dividends	
Dividends proposed after the year end are recorded as a liability at the balance sheet date in accordance with applicable Irish legislation.	Proposed dividends are recognised in the accounting period in which they are authorised and approved rather than the period to which they relate.

IFRS impact:

Total equity at 30 September 2005 increased by €61m due to the reversal of proposed dividends at that date.

56. Reconciliation of Irish GAAP to IFRS continued

Irish GAAP	IFRS
(h) Share-based payments	
When share options are granted to employees the charge expensed to the profit and loss account is the difference between the market value of the shares at the time the grant invitations are made and the payments due from employees. Under the terms of the Group's Save As You Earn ('SAYE') schemes employees may have the option to purchase shares at a discount to the market price at the time these options are granted. In accordance with the exemption for SAYE schemes permitted by Urgent Issue Task Force 17 this discount to the market price is not expensed to the profit and loss account. All non-SAYE options have been granted at the market price on the invitation date so no share option expense has occurred.	Under IFRS 2 'Share-based Payment' ('IFRS 2') the fair value of the employee services received in exchange for the grant of options or shares is recognised as an expense and is charged to the income statement over the vesting period. SAYE schemes are not exempt from these requirements. The charge is determined by reference to the fair value of the options or shares at date of grant, calculated using a binomial lattice model. The fair value calculation excludes the impact of any non-market vesting conditions. Non-market conditions are reflected through the assumptions about the number of options or shares that are expected to vest. These assumptions are revisited at each balance sheet date. Under IFRS 2 the costs of the Approved Profit Sharing Scheme and the Deferred Share Scheme are now reclassified as share-based payments within staff costs.

IFRS impact:

The Group has elected under the IFRS transition rules to apply IFRS 2 to all equity-settled share-based payments granted after 7 November 2002. Applying IFRS 2 to the Group's share-based payment schemes has the impact of reducing profits by €8m for the year ended 30 September 2005.

Irish GAAP	IFRS
(i) Employee benefits	
The Group's contributions to defined benefit pension schemes are based on the recommendations of an independent qualified actuary and are charged in the profit and loss account so as to spread pension costs over eligible employees' service lives at stable contribution rates. Variations from the regular cost are spread over the average remaining service life of the relevant employees. Differences between the amounts funded and the amounts charged in the profit and loss account are treated as either provisions or prepayments in the balance sheet.	For defined benefit schemes, actuarial valuations of the schemes' obligations and the fair value of the plans' assets are updated at each reporting date. The difference between the fair value of plan assets and the present value of defined benefit obligations at each reporting date is recognised in the balance sheet. The defined benefit obligation is calculated annually by independent actuaries using the projected unit method and expensed to the income statement. Past service costs which have already vested are also recognised immediately in the income statement. Actuarial gains and losses are credited or charged directly to equity through the statement of recognised income and expense.

IFRS impact:

The key effect of the changes in accounting for employee benefits is to reduce total equity at 30 September 2005 by €43m. This is largely as a result of the write-off of unamortised prepaid defined benefit scheme contributions. There is no impact on the Group's defined contribution pension schemes.

56. Reconciliation of Irish GAAP to IFRS continued

Irish GAAP	IFRS
(j) Investment property held on own account	
Investment property held on own account is included within tangible fixed assets in the balance sheet at open market value. No depreciation is charged on freehold investment property.	Investment property held on own account is now classified separately in the balance sheet and is carried at historic cost less accumulated depreciation.

IFRS impact:

As at 30 September 2005 there is a €37m reclassification from tangible fixed assets to investment property held on own account. A previous Irish GAAP revaluation surplus of €2m, net of minority interests, at that date has also been reversed.

Irish GAAP	IFRS
(k) Foreign exchange	
Profits and losses in foreign currencies are translated into euro at the closing rates of exchange at the balance sheet date.	Income and expenses in foreign currencies are translated into euro at the average rates of exchange during the year, where these represent a reasonable approximation of the exchange rates during that period.

IFRS impact:

The net impact on profit for 2005 is negligible but individual components of income and expense are converted at different exchange rates. There is no impact on total equity at 30 September 2005.

Irish GAAP	IFRS
(l) Interest income and arrangement fees	
Interest on loans and advances is accounted for on an accruals basis. Interest is not taken to profit where recovery is doubtful. Lending arrangement fees are recognised as income when receivable except when they are charged in lieu of interest, in which case they are credited to income over the contractual life of the loan. Other fees arising on development loans are recognised upon practical completion of the underlying development.	Interest income is recognised in the income statement using the effective interest rate method. The effective interest rate is the rate that discounts all estimated cash flows on the loan over its expected life to its net carrying amount.

IFRS impact:

IFRS requires lending arrangement fees to be recognised in interest income and spread over the expected life of the underlying loan using the effective interest rate method.

This results in the reclassification of fee income under IFRS from fees and commissions receivable to interest and similar income. Pro-forma IFRS profit after taxation for the year ended 30 September 2005 reduced by €6m as a result of implementing the effective interest rate method of income recognition.

56. Reconciliation of Irish GAAP to IFRS continued

Irish GAAP	IFRS
(m) Loan impairment - allowance and provision for losses	
Loans and advances are stated in the balance sheet after deduction of provisions for bad and doubtful debts. The provisions arise as a result of a detailed appraisal of the lending portfolio. Specific provisions are made on a case-by-case basis to reduce the carrying value of each case to its expected net realisable value after taking into account factors such as the financial condition of the borrower, security held and costs of realisation. A general provision is also made to cover latent loan losses which are present in any lending portfolio but which have not been specifically identified. Loans and advances are written off when there is no longer any realistic prospect of recovery. The charge to the profit and loss account reflects new provisions made during the year, plus write-offs not previously provided for, less existing provisions no longer required and recoveries of bad debts already written off. Interest is not taken to profit where recovery is doubtful.	Under IAS 39, impairment provisions are recognised on an incurred loss basis if there is objective evidence that the Group will be unable to collect all amounts due on a loan according to its original contractual terms. Individual credit exposures are evaluated based upon the borrower's character, overall financial condition, resources and payment record, the prospects for recovery from the realisation of collateral or the calling in of guarantees where applicable. The estimated recoverable amount is the present value of expected future cash flows, discounted at the loan's original effective interest rate. Impairment is measured and allowances for credit losses are established for the difference between the carrying amount and the estimated recoverable amount. Provisions are also raised for incurred losses that observable data indicates are present in identifiable loan portfolios but which have not been specifically identified. Once an impairment loss has been recognised on an individual loan, interest income is recognised on the carrying amount using the loan's original effective interest rate.

IFRS impact:

To the extent that general bad debt provisions are no longer permitted under IFRS, these have been written back directly to reserves, resulting in an increase in total equity of €90m net of deferred tax at 1 October 2005.

The 2005 pro-forma income statement reflects the profit impact of discounting cash flows on individually impaired loans. This adjustment resulted in a €5m reduction in profit after tax for the year ended 30 September 2005.

Irish GAAP	IFRS
(n) Financial instruments - classification and measurement	
Debt securities are held for investment purposes. Premiums and discounts on debt securities having a fixed redemption date are amortised from the date of purchase to the date of maturity. These investments are included in the balance sheet at amortised cost. Gains and losses arising on the realisation of debt securities, net of amortisation adjustments, are taken to the profit and loss account as and when realised. Investments in equity shares and other similar instruments are stated at cost less provisions for permanent diminution in value.	Categories of financial assets include: *Available-for-sale financial assets* Debt securities, other than those classified as trading securities or at fair value through profit or loss, are classified as available-for-sale. These investments are those intended to be held for an indefinite time period but which are available-for-sale if required. Gains or losses arising from changes in the fair value of investments classified as available-for-sale investments are recognised directly in equity, until the financial asset is either sold, becomes impaired or matures, at which time the cumulative gain or loss previously recognised in equity is recognised in the income statement. *Financial assets at fair value through profit or loss – held on own account* A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management. Changes in fair value are reported immediately through the income statement. *Financial assets at fair value through profit or loss – held in respect of liabilities to customers under investment contracts* Financial assets acquired on behalf of life assurance policyholders are classified in this category.

IFRS impact:

Debt securities held for investment purposes have been reclassified as available-for-sale. This has given rise to a €26m increase in total equity at 1 October 2005. Certain equity share investments have also been reclassified as either financial assets at fair value through profit or loss held on own account or available-for-sale financial assets.

Debt and equity investments held on behalf of life assurance policyholders have been reclassified as financial assets at fair value through profit or loss held in respect of liabilities to customers under investment contracts.

56. Reconciliation of Irish GAAP to IFRS continued

Irish GAAP	IFRS
(o) Derivatives and hedging	
Gains and losses on derivative instruments used for hedging purposes are taken to the profit and loss account in accordance with the accounting treatment of the underlying transaction. Profits and losses related to qualifying hedges of firm commitments and anticipated transactions are deferred and taken to the profit and loss account when the hedge transactions occur. Derivative instruments used for trading purposes are measured at fair value and movements are taken to the profit and loss account. Income earned on customer transactions is included in fees and commissions receivable. Other gains and losses are included in dealing profits.	Derivatives are initially recognised at fair value on the date on which a contract is entered into and are subsequently re-measured at their fair value in the balance sheet. The method of accounting for changes in the fair value of a derivative depends on whether the derivative is designated as a hedging instrument and if so, the nature of the item being hedged. Hedge accounting is permitted for the following types of hedge relationship: *Fair value hedge* These hedge changes in the fair value of an asset or liability or firm commitment. Any change in fair value of the derivative is recognised in the income statement along with the change in the fair value of the hedged asset or liability attributable to the hedged risk. *Cash flow hedge* These hedge the variability of cash flows of assets or liabilities or forecast transactions. Any change in fair value of the derivative is recorded in equity to the extent that it is effective. Any ineffective portion is taken immediately to the income statement. Amounts accumulated in equity are recycled to the income statement in the periods in which the hedged item will affect profit or loss. All other derivative instruments do not qualify for hedge accounting. Changes in fair value are recognised immediately in the income statement.

IFRS impact:

Total assets increased by €951m and total equity reduced by €24m as a result of recognising the fair value of hedging derivatives on the balance sheet.

Irish GAAP	IFRS
(p) Offsetting	
Unrealised gains and losses on certain interbank derivative transactions are reported gross in other assets or other liabilities after allowing for the effects of qualifying netting agreements where the Group has the right to insist on net settlement which is beyond doubt and is based on a legal right to settle net. An intention to settle net is not a requirement to offset.	Offsetting of financial assets and financial liabilities is allowed only if there is a legally enforceable right to set off and the entity intends to settle on a net basis or to realise the asset and settle the liability simultaneously.

IFRS impact:

As a result of this change, on 1 October 2005, the balance sheet has been grossed up by €184m for interbank derivatives which, although subject to set-off arrangements, are not intended to be settled on a net basis.

Irish GAAP	IFRS
(q) Finance leases	
Credit has been taken for finance charges on instalment credit and finance leasing accounts by spreading the income on each contract over the primary period of the agreement using the sum of digits method, save that an amount equivalent to the set-up costs on each agreement is credited to income at the date of acceptance. The finance charges on certain tax-based finance leases are credited to income on an after-tax actuarial basis.	Under IAS 17 'Leases', income from finance leasing and hire purchase transactions is apportioned over the primary leasing period, or the period from inception to the hirers' option to purchase, at a rate calculated to give a constant rate of return on the investment in the lease, without taking into account the taxation flows generated by the lease.

IFRS impact:

There is a change in the income recognition profile on the Group's leasing and hire purchase business resulting in a €3m reduction in total equity at 1 October 2005. The impact on profit for the year ended 30 September 2005 was negligible.

56. Reconciliation of Irish GAAP to IFRS continued

Irish GAAP	IFRS
(r) Debt / equity classification	
Under Irish GAAP capital instruments are shown within total capital resources. An analysis of capital resources between subordinated liabilities, perpetual capital securities, equity and non-equity minority interests is given. The issue expenses of capital instruments other than equity and non-equity shares are deducted from the proceeds of issue and, where appropriate, are amortised in the profit and loss account so that the finance costs are allocated to accounting periods over the economic life of these instruments at a constant rate based on their carrying amount. The issue expenses of equity and non-equity capital instruments with an indeterminate economic life are not amortised. Premiums arising on the issue of equity and non-equity shares are credited to the share premium account. Premiums and discounts arising on the issue of other non-equity capital instruments are included as part of the balance sheet liability and are amortised in the profit and loss account over the economic life of these instruments at a constant rate based on their carrying amount.	Financial instruments with a contractual obligation to pay cash are classified in the balance sheet as liabilities. Capital instruments classified as liabilities are stated net of issue costs. Any difference between the net proceeds and the redemption value is recognised in the income statement using the effective interest rate method.

IFRS impact:

All existing perpetual capital securities, preference shares and other instruments previously classified as non-equity minority interests have been reclassified as subordinated liabilities and other capital instruments.

There is a presentational change in the balance sheet. Minority interest expense of €44m and preference dividends of €8m are now reclassified as interest expense in the income statement. However, there is no impact on the Group's earnings per share calculation.

Irish GAAP	IFRS
(s) Venture capital	
Venture capital investments are stated at cost less provisions for permanent diminution in value and are disclosed within equity shares.	Venture capital investments are stated at fair value and are disclosed within financial assets at fair value through profit or loss held on own account.

IFRS impact:

The classification criteria of IFRS gives rise to a reclassification from equity shares to financial assets at fair value through profit or loss held on own account. Shareholders' funds increase marginally due to a positive fair value adjustment of €1m.

57. General

Anglo Irish Bank Corporation plc is domiciled and incorporated in the Republic of Ireland as a public limited company. Its principal place of business and registered office is situated at Stephen Court, 18/21 St. Stephen's Green, Dublin 2. It is principally engaged in banking activities.

58. Approval of financial statements

The Group financial statements were authorised for issue by the Board of Directors on 5 December 2006.

Consolidated income statement

For the year ended 30 September 2006

	USDm	GBPm	CHFm
Interest and similar income	4,012	2,148	5,033
Interest expense and similar charges	(2,659)	(1,424)	(3,335)
Net interest income	1,353	724	1,698
Fee and commission income	186	100	233
Fee and commission expense	(18)	(9)	(22)
Dealing profits	34	18	43
Other operating income	15	7	17
Other income	217	116	271
Total operating income	1,570	840	1,969
Administrative expenses	(393)	(210)	(494)
Depreciation	(9)	(5)	(11)
Amortisation of intangible assets - software	(13)	(7)	(15)
Total operating expenses	(415)	(222)	(520)
Operating profit before provisions for impairment	1,155	618	1,449
Provisions for impairment on loans and advances	(84)	(45)	(105)
Operating profit	1,071	573	1,344
Share of results of joint ventures	5	3	6
Profit before taxation	1,076	576	1,350
Taxation	(243)	(130)	(305)
Profit for the year	833	446	1,045
Attributable to:			
Equity holders of the parent	832	445	1,043
Minority interest	1	1	2
Profit for the year	833	446	1,045
Basic earnings per share	$1.19	63.5p	Chf 1.49
Diluted earnings per share	$1.17	62.5p	Chf 1.46

Exchange rates used at 30 September 2006
One Euro = USD 1.266 / GBP 0.6777 / CHF 1.5881

Consolidated balance sheet

As at 30 September 2006

	USDm	GBPm	CHFm
Assets			
Cash and balances with central banks	557	298	699
Financial assets at fair value through profit or loss			
- held on own account	577	309	724
- held in respect of liabilities to customers under investment contracts	391	209	491
Derivative financial instruments	3,113	1,667	3,905
Loans and advances to banks	15,729	8,420	19,731
Available-for-sale financial assets	6,526	3,494	8,187
Loans and advances to customers	62,214	33,304	78,043
Debt securities	-	-	-
Equity shares	-	-	-
Interests in joint ventures	86	46	108
Intangible assets - software	30	16	38
Intangible assets - goodwill	84	45	105
Investment property			
- held on own account	46	24	57
- held in respect of liabilities to customers under investment contracts	2,476	1,326	3,106
Property, plant and equipment	47	25	59
Retirement benefit assets	20	11	25
Deferred taxation	43	23	54
Other assets	791	423	992
Prepayments and accrued income	55	29	68
Total assets	92,785	49,669	116,392
Liabilities			
Deposits from banks	13,008	6,963	16,318
Customer accounts	46,662	24,979	58,534
Debt securities in issue	19,066	10,206	23,917
Derivative financial instruments	3,152	1,687	3,954
Liabilities to customers under investment contracts	1,765	945	2,214
Current taxation	65	35	81
Other liabilities	40	22	51
Accruals and deferred income	238	127	299
Retirement benefit liabilities	9	5	11
Deferred taxation	54	29	68
Subordinated liabilities and other capital instruments	5,324	2,850	6,678
Total liabilities	89,383	47,848	112,125
Share capital	145	78	183
Share premium	760	406	953
Other reserves	5	3	6
Retained profits	2,488	1,332	3,120
Shareholders' funds	3,398	1,819	4,262
Minority interest	4	2	5
Total equity	3,402	1,821	4,267
Total equity and liabilities	92,785	49,669	116,392
Contingent liabilities			
Guarantees	2,754	1,474	3,454
Commitments			
Commitments to lend	11,057	5,919	13,870

Exchange rates used at 30 September 2006
One Euro = USD 1.266 / GBP 0.6777 / CHF 1.5881

Substantial shareholdings

As at 5 December 2006 the following interests in the ordinary share capital had been notified to the Bank.

	Number of shares	% of issued ordinary share capital
Bank of Ireland Nominees Limited	**24,539,364**	**3.4**

The above shareholder has informed the Bank that its holding is not beneficially owned but is held on behalf of a range of clients none of whom, so far as the Directors are aware, hold more than 3% of the issued ordinary share capital.

Size analysis of shareholdings at 30 September 2006

	Shareholdings		Shares	
	Number	**%**	**Number**	**%**
1 - 5,000	**13,444**	**76.9**	**17,763,978**	**2.5**
5,001 - 10,000	**1,679**	**9.6**	**11,926,552**	**1.6**
10,001 - 25,000	**1,294**	**7.4**	**20,615,701**	**2.9**
25,001 - 50,000	**447**	**2.6**	**15,466,010**	**2.1**
50,001 - 100,000	**238**	**1.4**	**17,125,652**	**2.4**
100,001 - 500,000	**236**	**1.3**	**51,929,878**	**7.2**
Over 500,000	**138**	**0.8**	**586,471,416**	**81.3**
	17,476	**100.0**	**721,299,187**	**100.0**

Financial calendar

Publication of results	Half year to 31 March 2006	10 May 2006
Dividend (ordinary shares)	Interim dividend paid	18 July 2006
Publication of results	Year to 30 September 2006	6 December 2006
Share transfer books closed		15 December 2006
Accounts posted to shareholders		8 January 2007
Annual General Meeting		2 February 2007
Dividend (ordinary shares)	Proposed final dividend payment	15 February 2007

Anglo Irish Bank locations

Dublin

Head Office
Stephen Court
18/21 St. Stephen's Green
Dublin 2
Tel: +353 1 616 2000
Fax: +353 1 616 2411
www.angloirishbank.com

Registrar Correspondence
Computershare Investor Services (Ireland) Limited
Heron House
Corrig Road
Sandyford Industrial Estate
Dublin 18
Tel: +353 1 216 3100
Freephone: 1800 225 125
(Shareholder enquiries)
www.computershare.com

Private Banking
Connaught House
1 Burlington Road
Dublin 4
Tel: +353 1 631 0000
Fax: +353 1 631 0098

Cork
Anglo Irish Bank House
11 Anglesea Street
Cork
Tel: +353 21 453 7300
Fax: +353 21 453 7399

Galway
Anglo Irish Bank House
Forster Street
Galway
Tel: +353 91 536 900
Fax: +353 91 536 931

Limerick
Anglo Irish Bank House
98 Henry Street
Limerick
Tel: +353 61 461 800
Fax: +353 61 461 899

Sligo
Connacht House
Markievicz Road
Sligo
Tel: +353 71 911 9400
Fax: +353 71 911 9499

Waterford
Anglo Irish Bank House
Maritana Gate
Canada Street
Waterford
Tel: +353 51 849 300
Fax: +353 51 849 398

London
10 Old Jewry
London EC2R 8DN
Tel: +44 207 710 7000
Fax: +44 207 710 7050

Banbury
Town Centre House
Southam Road
Banbury
Oxon OX16 2EN
Tel: +44 1295 755 500
Fax: +44 1295 755 510

Belfast
14/18 Great Victoria Street
Belfast BT2 7BA
Tel: +44 2890 333 100
Fax: +44 2890 269 090

Birmingham
1 Colmore Square
Birmingham B4 6AJ
Tel: +44 121 232 0800
Fax: +44 121 232 0808

Glasgow
180 St. Vincent Street
Glasgow G2 5SG
Tel: +44 141 204 7270
Fax: +44 141 204 7299

Leeds
1 Whitehall Riverside
Whitehall Road
Leeds LS1 4BN
Tel: +44 113 205 3100
Fax: +44 113 205 3111

Manchester
1 Marsden Street
Manchester M2 1HW
Tel: +44 161 214 3020
Fax: +44 161 214 3030

Isle of Man
Jubilee Buildings
Victoria Street
Douglas
Isle of Man IM1 2SH
Tel: +44 1624 698 000
Fax: +44 1624 698 001

Jersey
31 The Parade
St Helier
Jersey JE2 3QQ
Tel: +44 1534 611 500
Fax: +44 1534 605 055

Geneva
7 Rue des Alpes
P.O. Box 1380
1211 Geneva 1
Tel: +41 22 716 3636
Fax: +41 22 716 3618

Lisbon
Avenida da Liberdade
190- 5° A
1250-147 Lisbon
Tel: +351 210 438 300
Fax: +351 210 438 383

Vienna
Rathausstrasse 20
P.O. Box 306
A-1011 Vienna
Tel: +43 1 406 6161
Fax: +43 1 405 8142

Boston
(Representative Office)
265 Franklin Street
Boston MA 02110
Tel: +1 617 720 2577
Fax: +1 617 720 6099

Chicago
(Representative Office)
203 North LaSalle Street
Chicago IL 60601
Tel: +1 312 264 2747
Fax: +1 312 264 2750

New York
(Representative Office)
222 East 41st Street
New York NY 10017
Tel: +1 212 503 3000
Fax: +1 212 503 3033

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For further information, please email: marketing@angloirishbank.ie

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ANGLO
IRISH
BANK

END